Form 10-K405, Exhibit 13
period 1994-12-31
BLAIR CORP
filed 1995-03-17
CIK 71525

                                                                   EXHIBIT 13


               INCORPORATED BY REFERENCE, PAGE 7 OF THE COMPANY'S
                       1994 ANNUAL REPORT TO STOCKHOLDERS

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Stockholders
Blair Corporation

We have audited the accompanying consolidated balance sheets of Blair Corporation and Subsidiary as of December 31, 1994 and 1993 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of Blair Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blair Corporation and Subsidiary at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

                                                      /s/ ERNST & YOUNG LLP

Erie, Pennsylvania
February 2, 1995

               INCORPORATED BY REFERENCE, PAGE 8 OF THE COMPANY'S
                       1994 ANNUAL REPORT TO STOCKHOLDERS

                        BLAIR CORPORATION AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31
                                                                  -----------------------------
                                                                      1994             1993
                                                                      ----             ----
ASSETS
Current assets:
     Cash and cash equivalents.................................   $  2,183,136     $  2,937,432
     Customer accounts receivable, less allowances for doubtful accounts and returns of $39,827,161 in 1994 and
       $34,255,648 in 1993.....................................    130,517,140      112,452,666
Inventories:
          Merchandise..........................................     70,562,969       47,419,661
          Advertising and shipping supplies....................     13,394,493       14,652,580
                                                                  ------------     ------------
                                                                    83,957,462       62,072,241
     Deferred income taxes.....................................     18,386,000       15,807,000
     Prepaid expenses..........................................        558,370          409,562
                                                                  ------------     ------------
Total current assets...........................................    235,602,108      193,678,901
Property, plant and equipment
     Land......................................................      1,130,454          719,791
     Buildings.................................................     57,422,042       54,816,920
     Equipment.................................................     32,195,892       29,721,911
     Construction in progress..................................        335,122          522,692
                                                                  ------------     ------------
                                                                    91,083,510       85,781,314
     Less allowances for depreciation..........................     38,025,818       33,855,151
                                                                  ------------     ------------
                                                                    53,057,692       51,926,163
                                                                  ------------     ------------
Total assets...................................................   $288,659,800     $245,605,064
                                                                  ============     ============

               INCORPORATED BY REFERENCE, PAGE 9 OF THE COMPANY'S
                       1994 ANNUAL REPORT TO STOCKHOLDERS

                                                                           DECEMBER 31
                                                                  -----------------------------
                                                                      1994             1993
                                                                      ----             ----
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
     Notes payable (Note 2)....................................   $ 34,300,000     $ 11,600,000
     Trade accounts payable....................................     34,832,191       34,579,040
     Advance payments from customers...........................      1,419,582        1,886,186
     Accrued expenses (Note 3).................................     12,725,522        9,651,354
     Federal and state income taxes............................      3,426,825        4,758,684
                                                                  ------------     ------------
Total current liabilities......................................     86,704,120       62,475,264
Deferred income taxes..........................................      1,939,000        1,926,000
Stockholders' equity (Note 4)
     Common stock without par value:
          Authorized 12,000,000 shares Issued 10,075,440 shares
            (including shares held in treasury)--stated
            value..............................................        419,810          419,810
     Additional paid-in capital................................     11,017,130        9,595,875
     Retained earnings.........................................    207,683,352      188,957,972
                                                                  ------------     ------------
                                                                   219,120,292      198,973,657
     Less 801,958 shares in 1994 and 809,408 shares in 1993 of
       common stock in treasury--at cost.......................     17,238,660       16,056,017
     Less receivable from Employee Stock.......................      1,864,952        1,713,840
                                                                  ------------     ------------
          Purchase Plan........................................    200,016,680      181,203,800
                                                                  ------------     ------------
Total liabilities and stockholders' equity.....................   $288,659,800     $245,605,064
                                                                  ============     ============

                            See accompanying notes.

               INCORPORATED BY REFERENCE, PAGE 7 OF THE COMPANY'S
                       1994 ANNUAL REPORT TO STOCKHOLDERS

                        BLAIR CORPORATION AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                                               YEAR ENDED DECEMBER 31
                                                   ----------------------------------------------
                                                       1994             1993             1992
                                                       ----             ----             ----
Net sales.......................................   $535,792,222     $519,174,324     $500,168,164
Other income (Note 5)...........................     24,511,959       20,474,086       18,617,435
                                                   ------------     ------------     ------------
                                                    560,304,181      539,648,410      518,785,599
Costs and expenses:
  Cost of goods sold............................    257,921,482      251,136,064      242,132,747
  Advertising...................................    117,654,135      122,861,345      117,579,472
  General and administrative....................     93,951,439       86,875,000       82,565,608
  Provision for doubtful accounts...............     28,164,415       27,224,948       15,674,128
                                                   ------------     ------------     ------------
                                                    497,691,471      488,097,357      457,951,955
                                                   ------------     ------------     ------------
Income before income taxes......................     62,612,710       51,551,053       60,833,644
Income taxes (Note 6)...........................     24,934,000       20,698,000       25,638,000
                                                   ------------     ------------     ------------
Net income......................................   $ 37,678,710     $ 30,853,053     $ 35,195,644
                                                   ------------     ------------     ------------
Net income per share based on
  average shares outstanding....................   $       4.07     $       3.34     $       3.82
                                                   ============     ============     ============

                            See accompanying notes.

              INCORPORATED BY REFERENCE, PAGE 10 OF THE COMPANY'S
                       1994 ANNUAL REPORT TO STOCKHOLDERS

                        BLAIR CORPORATION AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                               YEAR ENDED DECEMBER 31
                                                   ----------------------------------------------
                                                       1994             1993             1992
                                                       ----             ----             ----
COMMON STOCK....................................   $    419,810     $    419,810     $    419,810
ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year....................      9,595,875        7,775,814        6,457,293
Issuance (net of forfeitures) of common stock
  under Employee Stock Purchase Plan (Note 4)...      1,421,255        1,820,061        1,318,521
                                                   ------------     ------------     ------------
Balance at end of year..........................     11,017,130        9,595,875        7,775,814
RETAINED EARNINGS
Balance at beginning of year....................    188,957,972      182,111,957      153,823,262
Net income......................................     37,678,710       30,853,053       35,195,644
Cash dividends declared per share--$2.05 in
  1994; $2.60 in 1993; $.75 in 1992.............    (18,953,330)     (24,007,038)      (6,906,949)
                                                   ------------     ------------     ------------
Balance at end of year..........................    207,683,352      188,957,972      182,111,957
TREASURY STOCK
Balance at beginning of year....................    (16,056,017)     (16,418,906)     (16,672,760)
Purchase of 35,000 shares of common stock for
  treasury......................................     (1,470,000)         --               --
Issuance (net of forfeitures) of common stock
  under Employee Stock Purchase Plan (Note 4)...        287,357          362,889          253,854
                                                   ------------     ------------     ------------
Balance at end of year..........................    (17,238,660)     (16,056,017)     (16,418,906)
RECEIVABLE FROM EMPLOYEE STOCK PURCHASE PLAN
Balance at beginning of year....................     (1,713,840)      (1,454,490)      (1,219,600)
Issuance (net of forfeitures) of common stock
  under Employee Stock Purchase Plan (Note 4)...       (551,850)        (712,800)        (549,340)
Repayments......................................        400,738          453,450          314,450
                                                   ------------     ------------     ------------
Balance at end of year..........................     (1,864,952)      (1,713,840)      (1,454,490)
                                                   ------------     ------------     ------------
Total stockholders' equity......................   $200,016,680     $181,203,800     $172,434,185
                                                   ============     ============     ============

                            See accompanying notes.

              INCORPORATED BY REFERENCE, PAGE 11 OF THE COMPANY'S
                       1994 ANNUAL REPORT TO STOCKHOLDERS

                        BLAIR CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                               YEAR ENDED DECEMBER 31
                                                   ----------------------------------------------
                                                       1994             1993             1992
                                                       ----             ----             ----
OPERATING ACTIVITIES
Net income......................................   $ 37,678,710     $ 30,853,053     $ 35,195,644
Adjustments to reconcile net income to net cash
  provided by operating activities:
     Depreciation...............................      4,606,470        4,506,177        4,311,502
     Provision for doubtful accounts............     28,164,415       27,224,948       15,674,128
     Provision for deferred income taxes........     (2,566,000)      (2,400,000)        (189,000)
     (Gain) loss on disposition of equipment....       (238,024)         511,404           (7,333)
     Changes in operating assets and liabilities
       (using) providing cash:
          Customer accounts receivable..........    (46,228,889)     (43,831,305)     (21,761,665)
          Inventories...........................    (21,885,221)         598,753       (2,310,002)
          Prepaid expenses......................       (148,808)         (69,991)         (74,659)
          Trade accounts payable................        253,151         (327,388)          46,459
          Advance payments from customers.......       (466,604)        (422,234)        (369,073)
          Accrued expenses......................      3,074,168       (1,591,804)         780,059
          Federal and state income taxes........     (1,331,859)        (116,905)         691,484
                                                   ------------     ------------     ------------
Net cash provided by operating activities.......        911,509       14,934,708       31,987,544
INVESTING ACTIVITIES
Purchases of property, plant and equipment......     (5,974,779)     (11,547,441)     (11,252,105)
Purchase of short-term investments..............         --               --             (902,576)
Proceeds from maturity or sale of
  short-term investments........................         --              902,576           --
Proceeds from sale of equipment.................        474,804           12,177           15,484
                                                   ------------     ------------     ------------
Net cash used in investing activities...........     (5,499,975)     (10,632,688)     (12,139,197)
FINANCING ACTIVITIES
Net proceeds from lines of credit...............     22,700,000       11,600,000           --
Dividends paid..................................    (18,953,330)     (24,007,038)     (21,143,827)
Purchase of Common Stock for treasury...........     (1,470,000)          --               --
Issuance (net of forfeitures) of Common Stock
  under Employee Stock Purchase Plan............      1,708,612        2,182,950        1,572,375
Increase in notes receivable from Employee Stock
  Purchase Plan.................................       (151,112)        (259,350)        (234,890)
                                                   ------------     ------------     ------------
Net cash provided by (used in) financing
  activities....................................      3,834,170      (10,483,438)     (19,806,342)
                                                   ------------     ------------     ------------
Net (decrease) increase in cash and cash
  equivalents...................................       (754,296)      (6,181,418)          42,005
                                                   ------------     ------------     ------------
Cash and cash equivalents at beginning of
  year..........................................      2,937,432        9,118,850        9,076,845
                                                   ------------     ------------     ------------
Cash and cash equivalents at end of year........   $  2,183,136     $  2,937,432     $  9,118,850
                                                   ============     ============     ============

                            See accompanying notes.

              INCORPORATED BY REFERENCE, PAGE 12 OF THE COMPANY'S
                       1994 ANNUAL REPORT TO STOCKHOLDERS

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

   ORGANIZATION

     On September 2, 1993, Blair formed a new wholly-owned subsidiary, Blair Holdings, Inc., a Delaware Corporation. The consolidated financial statements include the accounts of Blair Corporation and its subsidiary. All significant intercompany accounts are eliminated upon consolidation.

   REVENUE RECOGNITION

     Sales, cash or credit, are recorded when the merchandise is shipped to the customer. Credit sales are made under Easy Payment Plan and Seven Day Credit sales arrangements. Monthly, a provision for potentially doubtful accounts is charged against income based on management's estimate of realization. Any recoveries of bad debts previously written-off are credited to other income in the period received. The carrying amount for customer accounts receivable on credit sales as reported in the balance sheet, net of allowances for doubtful accounts and returns, approximates fair value.

     Finance charges on time payment accounts are recognized on an accrual basis of accounting.

   CASH EQUIVALENTS

     The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

   INVENTORIES

     Inventories are valued at the lower of cost or market. Cost of merchandise inventories is determined principally on the last-in, first-out (LIFO) method. Cost of advertising and shipping supplies is determined on the first-in, first-out (FIFO) method. Advertising and shipping supplies include printed advertising material and related mailing supplies for promotional mailings which are generally scheduled to occur within two months. These costs are expensed when mailed. If the FIFO method had been used, inventories would have increased by approximately $8,690,000 and $8,358,000 at December 31, 1994 and 1993,
respectively.

   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment is stated on the basis of cost. Depreciation has been provided principally by the straight-line method using rates which are estimated to be sufficient to amortize the cost of the assets over their period of usefulness.

   RETURNS

     A provision for anticipated returns is recorded monthly as a percentage of gross sales based upon historical experience. This provision is charged directly against gross sales to arrive at net sales as reported in the consolidated statements of income. Actual returns are charged against the allowance for returns which is netted against accounts receivable in the balance sheet. The provision for returns charged against income in 1994, 1993 and 1992 amounted to $91,464,304, $90,891,470 and $87,894,339, respectively.

   EMPLOYEE BENEFITS

     The Company's employee benefits include a profit sharing and retirement feature available to all eligible employees. Contributions are dependent on net income of the Company and recognized on an accrual basis of accounting. The contributions to the plan charged against income in 1994, 1993 and 1992 amounted to $4,023,519, $3,294,397 and $3,740,091, respectively.

     As part of the same benefit plan, the Company has a contributory savings feature whereby all eligible employees may contribute up to 10% of their annual base salaries. The Company's matching contribution to the plan is based upon a percentage formula as set forth in the plan agreement. The Company's matching contributions to the plan charged against income in 1994, 1993 and 1992 amounted to $1,527,508, $1,224,570 and $1,116,541, respectively.

  INCOME TAXES

     The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

  FINANCIAL INSTRUMENTS

     SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," as amended, requires disclosure of fair value information for financial instruments. SFAS No. 107 defines fair values as the estimated amount at which the financial instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. The carrying amounts reported in the consolidated balance sheets for these financial instruments subject to the requirements of SFAS No. 107 (principally customer accounts receivable) approximates those assets' and liabilities' fair values primarily due to their short-term nature.

2. FINANCING ARRANGEMENTS

     The Company has $40,000,000 available in revolving lines of credit, $10,000,000 which has no expiration date and $30,000,000 which expires on May 31, 1995. Borrowings aggregated $34,300,000 and $11,600,000 under these lines of credit at December 31, 1994 and 1993, respectively. Interest paid and expensed during 1994, 1993 and 1992 amounted to $676,380, $153,626 and $106,354, respectively, related primarily to the lines of credit. The weighted average interest rate on average short-term debt outstanding was 5.34%, 4.06% and 4.88% for the years ended December 31, 1994, 1993 and 1992, respectively.

     The Company has outstanding letters of credit amounting to approximately $10,800,000 at December 31, 1994 related to inventory purchases.

3. ACCRUED EXPENSES

     Accrued expenses consist of:

                                                                    1994            1993
                                                                    ----            ----
    Employee compensation.....................................   $ 6,426,098     $5,081,753
    Contribution to profit sharing and retirement plan........     4,023,519      3,294,397
    Taxes, other than taxes on income.........................       699,387        199,687
    Other accrued items.......................................     1,576,518      1,075,517
                                                                 -----------     ----------
                                                                 $12,725,522     $9,651,354
                                                                 ===========     ==========

              INCORPORATED BY REFERENCE, PAGE 13 OF THE COMPANY'S
                       1994 ANNUAL REPORT TO STOCKHOLDERS

4. EMPLOYEE STOCK PURCHASE PLAN

     The Company has an Employee Stock Purchase Plan (amended in 1992) which provides for 400,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Stock Purchase Plan Committee. At December 31, 1994 and 1993, 276,600 and 319,050 shares, respectively were available to be issued under the Plan. Compensation expense equals the difference between the exercise price and the market price of the options at the date of grant. Compensation expense related to these options amounted to $1,156,762, $1,470,150 and $1,037,812 for the years ended December 31, 1994, 1993 and 1992, respectively. A summary of the activity under the Plan is as follows:

                                                      1994        1993             1992
                                                      ----        ----             ----
    Shares issued.................................    42,450      44,550          36,900
    Issue price per share.........................    $13.00      $16.00          $15.00
    Market value per share at date of issue.......   $40.250     $49.000         $43.125
    Shares forfeited..............................      --          --               500
    Original price per share......................      --          --       $10.00 to $15.00

5. OTHER INCOME

     Other income consists of:

                                                     1994            1993            1992
                                                     ----            ----            ----
    Finance charges on time payment accounts...   $21,721,018     $18,300,280     $15,945,038
    Recoveries on customers' accounts
      receivable previously charged off........     1,141,855       1,006,648       1,090,842
    Miscellaneous..............................     1,649,086       1,167,158       1,581,555
                                                  -----------     -----------     -----------
                                                  $24,511,959     $20,474,086     $18,617,435
                                                  ===========     ===========     ===========

6. INCOME TAXES

     The components of income tax expense are as follows:

                                                     1994            1993            1992
                                                     ----            ----            ----
    Currently payable:
      Federal..................................   $22,632,000     $18,585,000     $18,293,000
      State....................................     4,868,000       4,513,000       7,534,000
                                                  -----------     -----------     -----------
                                                   27,500,000      23,098,000      25,827,000
    Deferred (credit)..........................    (2,566,000)     (2,400,000)       (189,000)
                                                  -----------     -----------     -----------
                                                  $24,934,000     $20,698,000     $25,638,000
                                                  ===========     ===========     ===========

     The deferred income tax provision for 1993 includes a credit of $312,000 relating to the increase in the statutory federal income tax rate from 34% to 35%, enacted into law in August 1993, effective January 1, 1993.

     The differences between total tax expense and the amount computed by applying the statutory federal income tax rate, 35% in 1994 and 1993, 34% in 1992, to income before income taxes are as follows:

                                                     1994            1993            1992
                                                     ----            ----            ----
    Statutory rate applied to pretax income....   $21,914,449     $18,042,869     $20,683,439
    State income taxes, net of federal
      benefit..................................     2,848,300       2,659,150       4,920,960
    Other items................................       171,251          (4,019)         33,601
                                                  -----------     -----------     -----------
                                                  $24,934,000     $20,698,000     $25,638,000
                                                  ===========     ===========     ===========

     Components of the deferred tax asset and liability under the liability method as of December 31, 1994 and 1993 are as follows:

                                                                   1994            1993
                                                                   ----            ----
    Current deferred tax asset:
      Doubtful accounts......................................   $13,066,000     $11,505,000
      Returns allowance......................................     2,443,000       1,733,000
      Inventory obsolescence.................................     1,883,000       1,705,000
      Inventory costs........................................     1,479,000       1,019,000
      Vacation pay...........................................     1,264,000       1,061,000
      Advertising costs......................................    (2,162,000)     (1,610,000)
      Other items............................................       413,000         394,000
                                                                -----------     -----------
                                                                $18,386,000     $15,807,000
                                                                ===========     ===========
    Long-term deferred tax liability:
      Property, plant and equipment..........................   $ 1,939,000     $ 1,926,000
                                                                ===========     ===========

     Income taxes paid during 1994, 1993 and 1992 amounted to $28,831,859, $23,215,000 and $25,136,000, respectively.

7. DOMINANT BUSINESS SEGMENT

     The Company is primarily in the business of selling men's and women's fashion wearing apparel and accessories and home furnishing items to individuals throughout the United States, comprising a customer base that is diverse, in both geographic and demographic terms. Selling is done mainly by means of direct mail letters and catalogs with individual order forms which offer the Company's items.

     Sales of the men's and women's fashion wearing apparel and accessories merchandise line accounted for 87%, 90% and 89% of total 1994, 1993 and 1992 sales, respectively. The home furnishings merchandise line accounted for the remaining sales volumes.

             INCORPORATED BY REFERENCE TO PAGE 14 OF THE COMPANY'S
                       1994 ANNUAL REPORT TO STOCKHOLDERS

                        QUARTERLY RESULTS OF OPERATIONS

     The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1994 and 1993.

                                          1994                                               1993
                                     QUARTER ENDED                                      QUARTER ENDED
                    ------------------------------------------------   ------------------------------------------------
                    MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31    MARCH 31   JUNE 30   SEPTEMBER 30   DECEMBER 31
                    --------   -------   ------------   -----------    --------   -------   ------------   -----------
                    (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
Net sales.......... $118,440   $142,718    $ 115,000      $159,634     $119,501   $137,282    $ 111,493      $150,898
Cost of goods
  sold.............   56,550     67,438       55,054        78,879       58,063     65,452       53,974        73,647
Net income.........    8,180     12,706        5,238        11,555        6,026      9,360        3,764        11,703
Net income per
  share............      .88       1.38          .56          1.25          .65       1.02          .40          1.27

     The fourth quarter of 1993 includes an adjustment to the provision for doubtful accounts of $3,300,000. This increased expense, to a great extent, corrects estimates made during the first three quarters of 1993 and represents approximately a $.20 per share earnings reduction in the fourth quarter.

          COMMON STOCK MARKET PRICES AND DIVIDENDS DECLARED PER SHARE

     The company's Common Stock is traded on the American Stock Exchange (symbol
BL). The number of record holders of the company's Common Stock at December 31, 1994 was 3,082.

                                                                 1994                              1993
                                                      ---------------------------       ---------------------------
                                                       SALES PRICE                       SALES PRICE
                                                      -------------    DIVIDENDS        -------------    DIVIDENDS
                                                      HIGH     LOW      DECLARED        HIGH     LOW      DECLARED
                                                      ----     ---     ---------        ----     ---     ---------
First Quarter......................................   $46 1/8  $36 1/2   $ 1.00         $59 1/2  $50 1/4   $ 1.55
Second Quarter.....................................    45 5/8   39 3/4      .35          55       47 7/8      .35
Third Quarter......................................    46 7/8   40 3/4      .35          49 1/2   45 1/2      .35
Fourth Quarter.....................................    43 1/4   39          .35          47       41 1/4      .35

     The payment of dividends is not subject to any restrictions. Although the payment of dividends is dependent of future earnings, capital requirements and financial condition, the company expects to continue its policy of paying regular cash dividends.

                            SELECTED FINANCIAL DATA

                                                              YEAR ENDED DECEMBER 31
                                   ----------------------------------------------------------------------------
                                       1994            1993            1992            1991            1990
                                       ----            ----            ----            ----            ----
Net sales.......................   $535,792,222    $519,174,324    $500,168,164    $493,121,796    $478,341,180
Net income......................     37,678,710      30,853,053      35,195,644      30,857,403      37,730,862
Total assets....................    288,659,800     245,605,064     227,787,780     210,952,549     195,089,958
Per share:
  Net income....................           4.07            3.34            3.82            3.37            4.13
  Cash dividends declared.......           2.05            2.60             .75            2.00            2.20

         INCORPORATED BY REFERENCE TO PAGES 15 AND 16 OF THE COMPANY'S
                       1994 ANNUAL REPORT TO STOCKHOLDERS

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

     Net sales for 1994 set a new company record, having now increased for seventeen years in a row. Net income for 1994 was the second highest in the company's history--22.1% higher than 1993 and just .14% lower than the record earnings of 1990. Pre-tax income for 1994 was the highest in company history. The increased earnings were primarily attributable to increased response rates to the company's 1994 advertising programs. The increased response rates enabled the company to achieve record sales despite a reduction in total advertising dollars spent. Response rates benefited from expansion of the credit limits of our better customers.

     Net sales for 1994 increased 3.2% over 1993, 1993 increased 3.8% over 1992. The record 1994 sales resulted from increased response rates. Response to customer multi-product circular mailings increased 8.3% in 1994. Response to the home products customer catalogs--not quite up to expectations--was 23.9% better than the response to home products customer multi-product mailings in 1993. Response to the co-op and media programs increased 3.1% in 1994. The company generated 7.2% more gross sales per advertising dollar in 1994. The number of orders filled in 1994 decreased 4.3% but the average order size increased 7.0%. Returns as a percentage of adjusted gross sales improved to 14.7% in 1994 from 15.0% in 1993. 1993 sales were primarily a result of an increased multi-product prospect advertising program and an increased response to multi-product customer mailings which more than offset a lower response to multi-product prospect mailings and a decreased multi-product customer advertising program. Advertising dollars spent in 1993 returned .6% less in gross sales than in 1992. The number of orders filled in 1993 decreased 3.3% from 1992 but the average order size increased 7.5%. Returns as a percentage of adjusted gross sales improved slightly to 15.0% in 1993 from 15.1% in 1992.

     Other income increased 19.7% in 1994 as compared to 1993 and 10.0% in 1993 as compared to 1992. The increases were primarily due to finance charges earned on increased Easy Payment Plan accounts receivable. Prospect multi-product circular mailings (since 1992) and prospect catalogs (since 4th quarter 1993) offer revolving credit to first-time buyers via the Easy Payment Plan. These programs along with expansion of the credit limits of our better customers (since 1993) have been greatly responsible for increases in average Easy Payment Plan accounts receivable of 17.6% (approximately $20,900,000) in 1994 as compared to 1993 and 17.0% (approximately $17,300,000) in 1993 as compared to 1992. Easy Payment Plan gross sales increased 10.3% in 1994 and 15.5% in 1993.

     Cost of goods sold as a percentage of net sales decreased to 48.1% in 1994 from 48.4% in both 1993 and 1992. Fewer prospect (first-time buyers) orders at incentive pricing were primarily responsible for the improved margin in 1994. Gross prospect sales were approximately 20% lower in 1994 as compared to 1993.

     Advertising expense decreased 4.2% in 1994 as compared to 1993. Advertising expense increased 4.5% in 1993 as compared to 1992.

     The total number of circular mailings released in 1994 was 18.1% less than in 1993 (1994--212,548,000, 1993--259,562,000). A 12.5% decrease in multi-product customer mailings (1994--157,606,000, 1993--180,167,000), a 35.9%
decrease in multi-product prospect mailings (1994--44,915,000, 1993--70,094,000), a 7.8% increase in single-product mailings (1994--10,027,000,
1993--9,301,000) and a 1.8% average increase in production costs resulted in a net cost reduction of approximately $14,788,000. Customer circular mailings have decreased in 1994 primarily due to the better targeting of mailings, the removal of non-responding names from the customer file and full customer list mailings of the home products catalogs. Prospect circular mailings have decreased in 1994 due to the elimination of poorly performing acquired mailing lists, tightened credit policies and prospect home products catalog mailings. The total number of circular mailings released in 1993 was 10.8% more than in 1992 (1993--259,562,000,

1992--234,286,000). A 6.9% decrease in multi-product customer mailings (1993--180,167,000, 1992--193,611,000), a 177.5% increase in multi-product prospect mailings (1993--70,094,000, 1992--25,256,000), a 39.7% decrease in single-product mailings (1993--9,301,000, 1992--15,419,000) and a 1.9% average decrease in production costs resulted in a net cost increase of approximately $7,960,000.

     Total volume of the co-op and media advertising programs increased 2.2% in 1994 as compared to 1993 (1994--2.123 billion, 1993--2.077 billion). The increased volume and a 7.4% reduction in average production and placement costs resulted in a net cost decrease of approximately $1,040,000. Total volume decreased 11.1% in 1993 as compared to 1992 (1993--2.077 billion, 1992--2.337 billion). The decreased volume and a 7.4% reduction in average production and placement costs resulted in a cost decrease of approximately $4,100,000.

     Home products catalogs, offering 350 to 400 products, mailed in 1994 totaled 20,335,000 (6,555,000 to prospects). The first home products catalogs were mailed in 1993 and totaled 1,551,000 (625,000 to prospects). Response continues to be favorable even though it fell short of expectations in the second half of 1994. The catalog is the primary advertising format being used to promote home products and will be tested for men's and women's apparel in fall 1995 and spring 1996. The cost of catalog mailings increased advertising expense approximately $10,090,000 in 1994 as compared to 1993 and $1,280,000 in 1993 as compared to 1992.

     General and administrative expenses increased 8.1% in 1994 over 1993 and 5.2% in 1993 over 1992. In 1994, a 6.6% increase in wages and benefits and increased professional services and interest expense were primarily responsible for the increased general and administrative expenses. Wages and benefits were higher due to normal pay increases and a larger work force. On average, the number of employees increased 5% in 1994. Professional services were higher primarily due to consulting fees related to the study of the existing distribution center and a possible second distribution center. Interest expense was higher due to the increased borrowing needed to finance higher merchandise inventory and customer accounts receivable balances. In 1993, wages and benefits increased 7.2% and were primarily responsible for the increased general and administrative expenses. Normal pay increases, increased Workers Compensation insurance premiums and a larger Employee Stock Purchase Plan stock offer pushed wages and benefits higher in 1993.

     The provision for doubtful accounts as a percentage of credit sales decreased 2.5% in 1994 as compared to 1993. Total credit sales increased 6.1% in 1994. Prospect (first-time buyer) credit sales carry a higher credit risk and as a percentage of total credit sales were approximately 9.4% in 1994 and 12.5% in 1993. The estimated bad debt rate used in providing for doubtful accounts in 1994 was based on current expectations, sales mix (prospect vs. established customer) and prior year's experience. The provision for doubtful accounts as a percentage of credit sales increased 58.6% in 1993 as compared to 1992. Credit sales increased 9.6% in 1993 with first-time buyers (prospects) making up approximately 60% of the credit sales increase. Anticipated higher bad debts on the increased prospect credit sales resulted in an increase in the estimated bad debt rate used in providing for doubtful accounts in 1993.

     Income taxes as a percentage of income before income taxes decreased to 39.8% in 1994 from 40.2% in 1993 and 42.1% in 1992. The federal income tax rate was increased from 34% to 35% in 1993 but this increase was more than offset by federal tax credits and downward adjustments of the company's effective state income tax rates in 1994 and 1993. The Pennsylvania statutory rate fell from 12.25% to 11.99% in the third quarter of 1994, effective January 1, 1994.

     On August 30, 1993, the company opened a new retail store in Wilmington, Delaware. The Delaware site was chosen due to the population density of Delaware and the surrounding states and the favorable business climate. In addition, on September 2, 1993, Blair formed a new wholly-owned subsidiary, Blair Holdings, Inc., a Delaware corporation.

LIQUIDITY AND SOURCES OF CAPITAL

     All working capital and cash requirements were met and suppliers' invoices were timely paid in order to maximize discounts. Effective February 9, 1995, the company has $50,000,000 available in lines of credit, $10,000,000 with no specified expiration date and $40,000,000 expiring May 31, 1995. Management anticipates renewing the lines upon their expiration. The average short-term borrowings outstanding during 1994 were $12,505,000 as compared to $3,038,000 during 1993. There were no long-term borrowings and excess funds when available were invested in federal government obligations, commercial paper and tax free securities.

     The ratio of current assets to current liabilities was 2.72 at December 31, 1994, 3.10 at December 31, 1993 and 3.42 at December 31, 1992. Working capital increased $17,694,351, $2,157,932 and $22,990,728 during 1994, 1993 and 1992.
These increases resulted primarily from working capital provided by operations exceeding the internal financing of capital expenditures and payment of dividends. The 1994 increase was primarily reflected in increased inventories, customer accounts receivable and deferred income taxes offsetting increased notes payable and accrued expenses. The 1993 increase was primarily reflected in increased customer accounts receivable and deferred income taxes and decreased accrued expenses offsetting increased notes payable and decreased cash and cash equivalents. The 1992 increase was primarily reflected in decreased dividend payable and increased customer accounts receivable. Although working capital has increased, net cash provided by operating activities has decreased $14,023,199 in 1994 and $17,052,836 in 1993. These reductions in cash flow from operations resulted primarily from increasing merchandise inventory and customer accounts receivable.

     Merchandise inventory turnover was 3.3 in 1994, as compared to 3.8 in 1993 and 3.5 in 1992. Merchandise inventory as of December 31, 1994 increased 48.8% from December 31, 1993 and 56.2% from December 31, 1992. Net sales for 1994 increased 3.2% from 1993 and 7.1% from 1992. A large portion of the growth in merchandise inventory was due to the expansion of home products inventory in order to service the 350-400 product catalogs. Home products net sales as a percentage of total net sales increased to 13.6% ($73.0 million) in 1994 as compared to 10.8% ($56.3 million) in 1993 and 11.0% ($55.2 million) in 1992.
Home products inventory increased to $13.3 million at December 31, 1994 from $3.5 million at December 31, 1993 and $40 million at December 31, 1992. Inventory levels (women's, men's and home products) at December 31, 1994 increased due to lower than anticipated customer response in the fourth quarter 1994 and the continuing effort to increase order fulfillment rates.

     The company has added new facilities, modernized its existing facilities and acquired new cost saving equipment during the last several years. Capital expenditures for property, plant and equipment totaled $5,974,779, $11,547,441 and $11,252,105 during 1994, 1993 and 1992, respectively.

     The company has nearly completed the renovation of its headquarters facility in Warren. Renovation of the first two levels was completed in February 1993. The remaining two levels, minus a few thousand square feet, were completed near the end of 1994. Total cost of the renovation is estimated at $13,600,000 (including office furniture). Total cost incurred as of December 31, 1994 was approximately $13,500,000.

     The new Delaware retail store which opened August 30, 1993 and the new wholly-owned subsidiary, Blair Holdings, Inc., formed September 2, 1993, are both in leased facilities and required little in the way of capital expenditure.

     The company completed its new Erie, Pennsylvania outlet store. Total cost of the new store, which opened May 23, 1994, was $2.1 million. The old Erie store building was sold in August 1994.

     The company has undertaken a study of its distribution center, focused on operational and customer service improvements. On October 19, 1994, the Board of Directors approved a 64,000 square-foot warehouse addition to the distribution center. Estimated cost of the project is $6.85 million. Construction began in January 1995 with completion anticipated in early September 1995. The continuing study includes examining the merits of a variety of service-enhancing options, including a possible second distribution center located outside of the Warren, Pennsylvania area.

     It is anticipated that planned capital expenditures for the years ahead will be financed by cash flow from operations and borrowings.

IMPACT OF INFLATION AND CHANGING PRICES

     Although inflation has moderated in our economy, the company is continually seeking ways to cope with its impact. To the extent permitted by competition, increased costs are passed on to customers by selectively increasing selling prices over a period of time. During the past several years, selling prices have been raised sufficiently to offset increased merchandise costs, thereby realizing profit margins that continue to build fiscal strength. The 1995 profit margin will be pressured by postal rate and paper cost increases. The company's early estimate of the increased cost of postage and paper approximates $12,000,000.

     The company principally uses the LIFO method of accounting for its merchandise inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus reduces distortion in reported income due to increasing costs. The charges to operations for depreciation represent the allocation of historical costs incurred over past years and are significantly less than if they were based on the current cost of productive capacity being used.

     Property, plant and equipment are continuously being expanded and updated. Recent major projects are discussed under Liquidity and Sources of Capital. Assets acquired in prior years will, of course, be replaced at higher costs but this will take place over many years. New assets, when acquired, will result in higher depreciation charges, but in many cases, due to technological improvements, savings in operating costs should result. The company considers these matters in setting pricing policies.