Form 10-K405, Exhibit 13
period 1995-12-31
BLAIR CORP
filed 1996-03-15
CIK 71525

                                                                  Exhibit 13


                          Annual Report on Form 10-K
                       Item 14(a) (1) and (2), and (d)

        List of Financial Statements and Financial Statement Schedules

                       Blair Corporation and Subsidiary
                             Warren, Pennsylvania

                         Year ended December 31, 1995

                       Blair Corporation and Subsidiary

        List of Financial Statements and Financial Statement Schedules

                 Form 10-K -- Item 14(a) (1) and (2), and (d)

The following consolidated financial statements of Blair Corporation, included in the annual report of the registrant to its stockholders for the year ended December 31, 1995, are incorporated by reference in Item 8:

  -- Consolidated Balance Sheets -- December 31, 1995 and 1994

  -- Consolidated Statements of Income -- Years ended December 31, 1995, 1994 and 1993

  -- Consolidated Statements of Stockholders' Equity -- Years ended December
     31, 1995, 1994 and 1993

  -- Consolidated Statements of Cash Flows -- Years ended December 31, 1995,
     1994 and 1993

  -- Notes to Consolidated Financial Statements -- December 31, 1995

The following financial statement schedule of Blair Corporation is included in
Item 14(d):

  -- Schedule II -- Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

                        Blair Corporation and Subsidiary

                                  Schedule II

                       Valuation and Qualifying Accounts
                               December 31, 1995

COLUMN A                                    COLUMN B          COLUMN C             COLUMN D               COLUMN E

                                                             ADDITIONS-
                                           BALANCE AT        CHARGED TO                                   BALANCE
                                           BEGINNING         COSTS AND            DEDUCTIONS-              AT END
                                           OF PERIOD          EXPENSES             DESCRIBE               OF PERIOD
                                           ---------          --------             --------               ---------
DESCRIPTION
Year ended December 31, 1995:
       Allowance deducted from asset
       accounts (customer accounts
       receivable):

        For doubtful accounts...........  $ 32,256,161      $ 31,774,283(A)       $ 23,522,373(B)       $ 40,508,071

        For estimated loss on returns...     7,571,000        96,320,044            97,215,044(C)          6,676,000
                                          --------------------------------------------------------------------------
Totals..................................  $ 39,827,161      $128,094,327          $120,737,417          $ 47,184,071
                                          ==========================================================================

Year ended December  31, 1994:
       Allowance deducted from asset
       accounts (customer accounts
       receivable):

        For doubtful accounts...........  $ 28,324,648      $ 27,022,560(A)       $ 23,091,047(B)       $ 32,256,161

        For estimated loss on returns...     5,931,000        91,464,304            89,824,304(C)          7,571,000
                                          --------------------------------------------------------------------------
Totals..................................  $ 34,255,648      $118,486,864          $112,915,351          $ 39,827,161
                                          ==========================================================================

Year ended December 31, 1993:
       Allowance deducted from asset
       accounts (customer accounts
       receivable):

        For doubtful accounts...........  $ 17,756,739      $ 26,218,300(A)       $ 15,650,391(B)       $ 28,324,648

        For estimated loss on returns...     5,795,000        90,891,470            90,755,470(C)          5,931,000
                                          --------------------------------------------------------------------------
Totals..................................  $ 23,551,739      $117,109,770          $106,405,861          $ 34,255,648
                                          ==========================================================================

----------
Note (A) -- Current year provision for doubtful accounts, charged against income.

Note (B) -- Accounts charged off, net of recoveries.

Note (C) -- Sales value of merchandise returned.

                       CONSOLIDATED FINANCIAL STATEMENTS

                        BLAIR CORPORATION AND SUBSIDIARY

                     YEARS ENDED DECEMBER 31, 1995 AND 1994
                      WITH REPORT OF INDEPENDENT AUDITORS

                        Blair Corporation and Subsidiary

                       Consolidated Financial Statements

                     Years ended December 31, 1995 and 1994


                                    CONTENTS

Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . . . .  1

Audited Consolidated Financial Statements

Consolidated Balance Sheets . . . . . . . . . . . . . . . . . . . . . . . .  2
Consolidated Statements of Income . . . . . . . . . . . . . . . . . . . . .  4
Consolidated Statements of Stockholders' Equity . . . . . . . . . . . . . .  5
Consolidated Statements of Cash Flows . . . . . . . . . . . . . . . . . . .  6
Notes to Consolidated Financial Statements  . . . . . . . . . . . . . . . .  7

                         Report of Independent Auditors

Board of Directors and Stockholders
Blair Corporation and Subsidiary

We have audited the accompanying consolidated balance sheets of Blair Corporation and Subsidiary as of December 31, 1995 and 1994 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of Blair Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blair Corporation and Subsidiary at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


February 2, 1996                                              ERNST & YOUNG LLP

                        Blair Corporation and Subsidiary

                          Consolidated Balance Sheets

                                                                                               DECEMBER 31
                                                                                        1995                1994
                                                                                    ---------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                                                         $  3,667,363         $  2,183,136
  Customer accounts receivable, less allowances for doubtful accounts
   and returns of $47,184,071 in 1995 and $39,827,161 in 1994                        191,399,482          130,517,140
  Inventories:
    Merchandise                                                                       64,597,476           70,562,969
    Advertising and shipping supplies                                                 15,795,329           13,394,493
                                                                                    ---------------------------------
                                                                                      80,392,805           83,957,462
  Deferred income taxes                                                              18,669,000           18,386,000
  Prepaid state income taxes                                                           1,306,403              222,109
  Prepaid expenses                                                                       528,291              558,370
                                                                                    ---------------------------------
Total current assets                                                                 295,963,344          235,824,217

Property, plant, and equipment:
  Land                                                                                 1,130,454            1,130,454
  Buildings                                                                           61,620,547           57,422,042
  Equipment                                                                           35,406,049           32,195,892
  Construction in progress                                                                     -              335,122
                                                                                    ---------------------------------
                                                                                      98,157,050           91,083,510
  Less allowances for depreciation                                                    41,844,738           38,025,818
                                                                                    ---------------------------------
                                                                                      56,312,312           53,057,692
Trademarks                                                                             1,057,892                    -
                                                                                    ---------------------------------
Total assets                                                                        $353,333,548         $288,881,909
                                                                                    =================================

                                                                                      DECEMBER 31
                                                                                1995               1994
                                                                           ---------------------------------
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Notes payable (Note 2)                                                   $  4,300,000         $ 34,300,000
  Trade accounts payable                                                     48,223,146           34,832,191
  Advance payments from customers                                             1,155,159            1,419,582
  Accrued expenses (Note 3)                                                  11,396,086           12,725,522
  Federal income taxes                                                          666,142            3,648,934
                                                                           ---------------------------------
Total current liabilities                                                    65,740,533           86,926,229

Deferred income taxes                                                         2,027,000            1,939,000

Long-term debt (Note 2)                                                      80,000,000                    -

Stockholders' equity (Note 4):
  Common stock without par value:
    Authorized 12,000,000 shares
    Issued 10,075,440 shares (including shares held in treasury) --
      stated value                                                              419,810              419,810
  Additional paid-in capital                                                 12,372,697           11,017,130
  Retained earnings                                                         211,588,111          207,683,352
                                                                           ---------------------------------
                                                                            224,380,618          219,120,292
  Less 753,308 shares in 1995 and 801,958 shares in 1994
    of common stock in treasury -- at cost                                   16,927,008           17,238,660
  Less receivable from Employee Stock Purchase Plan                           1,887,595            1,864,952
                                                                           ---------------------------------
                                                                            205,566,015          200,016,680
                                                                           ---------------------------------
Total liabilities and stockholders' equity                                 $353,333,548         $288,881,909
                                                                           =================================

See accompanying notes.

                        Blair Corporation and Subsidiary

                       Consolidated Statements of Income

                                                                        YEAR ENDED DECEMBER 31
                                                                   1995             1994             1993
                                                               ----------------------------------------------
Net sales                                                      $560,889,612     $535,792,222     $519,174,324
Other income (Note 5)                                            31,927,853       23,370,104       19,467,438
                                                               ----------------------------------------------
                                                                592,817,465      559,162,326      538,641,762

Costs and expenses:
  Cost of goods sold                                            277,278,340      257,921,482      251,136,064
  Advertising                                                   138,001,203      117,654,135      122,861,345
  General and administrative                                     99,773,037       93,275,059       86,721,374
  Provision for doubtful accounts                                31,774,283       27,022,560       26,218,300
  Interest                                                        3,743,692          676,380          153,626
                                                               ----------------------------------------------
                                                                550,570,555      496,549,616      487,090,709
                                                               ----------------------------------------------
Income before income taxes                                       42,246,910       62,612,710       51,551,053

Income taxes (Note 6)                                            16,979,000       24,934,000       20,698,000
                                                               ----------------------------------------------
Net income                                                     $ 25,267,910     $ 37,678,710     $ 30,853,053
                                                               ==============================================

Net income per share based on average shares outstanding            $2.72            $4.07            $3.34
                                                               ==============================================

See accompanying notes.

                        Blair Corporation and Subsidiary

                Consolidated Statements of Stockholders' Equity


                                                                               YEAR ENDED DECEMBER 31
                                                                     1995               1994               1993
                                                                --------------------------------------------------
COMMON STOCK                                                    $    419,810       $    419,810       $    419,810

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                                      11,017,130          9,595,875          7,775,814
Issuance (net of forfeitures) of common stock under
  Employee Stock Purchase Plan (Note 4)                            1,355,567          1,421,255          1,820,061
                                                                --------------------------------------------------
Balance at end of year                                            12,372,697         11,017,130          9,595,875

RETAINED EARNINGS
Balance at beginning of year                                     207,683,352        188,957,972        182,111,957
Net income                                                        25,267,910         37,678,710         30,853,053
Cash dividends declared per share -- $2.30 in 1995;
  $2.05 in 1994; $2.60 in 1993                                   (21,363,151)       (18,953,330)       (24,007,038)
                                                                --------------------------------------------------
Balance at end of year                                           211,588,111        207,683,352        188,957,972

TREASURY STOCK
Balance at beginning of year                                     (17,238,660)       (16,056,017)       (16,418,906)
Purchase of 35,000 shares of common stock for treasury                     -         (1,470,000)                 -
Issuance (net of forfeitures) of common stock under
  Employee Stock Purchase Plan (Note 4)                              311,652            287,357            362,889
                                                                --------------------------------------------------
Balance at end of year                                           (16,927,008)       (17,238,660)       (16,056,017)

RECEIVABLE FROM EMPLOYEE STOCK PURCHASE PLAN
Balance at beginning of year                                      (1,864,952)        (1,713,840)        (1,454,490)
Issuance (net of forfeitures) of common stock under
  Employee Stock Purchase Plan (Note 4)                             (530,468)          (551,850)          (712,800)
Repayments                                                           507,825            400,738            453,450
                                                                --------------------------------------------------
Balance at end of year                                            (1,887,595)        (1,864,952)        (1,713,840)
                                                                --------------------------------------------------
Total stockholders' equity                                      $205,566,015       $200,016,680       $181,203,800
                                                                ==================================================

See accompanying notes.

                        Blair Corporation and Subsidiary

                     Consolidated Statements of Cash Flows

                                                                                     YEAR ENDED DECEMBER 31
                                                                           1995               1994              1993
                                                                      --------------------------------------------------
OPERATING ACTIVITIES
Net income                                                            $ 25,267,910       $ 37,678,710       $ 30,853,053
Adjustments to reconcile net income to net cash (used in)
  provided by operating activities:
    Depreciation and amortization                                        4,821,652          4,606,470          4,506,177
    Provision for doubtful accounts                                     31,774,283         27,022,560         26,218,300
    Provision for deferred income taxes                                   (195,000)        (2,566,000)        (2,400,000)
    (Gain) loss on disposition of equipment                                 (3,278)          (238,024)           511,404
    Changes in operating assets and liabilities (using)
      providing cash:
        Customer accounts receivable                                   (92,656,626)       (45,087,034)       (42,824,657)
        Inventories                                                      3,564,657        (21,885,221)           598,753
        Prepaid expenses                                                    30,079           (148,808)           (69,991)
        Trade accounts payable                                          13,390,955            253,151           (327,388)
        Advance payments from customers                                   (264,423)          (466,604)          (422,234)
        Accrued expenses                                                (1,329,436)         3,074,168         (1,591,804)
        Federal and state income taxes                                  (4,067,087)        (1,331,859)          (116,905)
                                                                      --------------------------------------------------
Net cash (used in) provided by operating activities                    (19,666,314)           911,509         14,934,708

INVESTING ACTIVITIES
Purchases of property, plant, and equipment                             (8,059,101)        (5,974,779)       (11,547,441)
Purchase of trademark                                                   (1,075,822)                 -                  -
Proceeds from maturity or sale of short-term investments                         -                  -            902,576
Proceeds from sale of equipment                                              4,039            474,804             12,177
                                                                      --------------------------------------------------
Net cash used in investing activities                                   (9,130,884)        (5,499,975)       (10,632,688)

FINANCING ACTIVITIES
Net proceeds from bank borrowings                                       50,000,000         22,700,000         11,600,000
Dividends paid                                                         (21,363,151)       (18,953,330)       (24,007,038)
Purchase of Common Stock for treasury                                            -         (1,470,000)                 -
Issuance (net of forfeitures) of Common Stock under
  Employee Stock Purchase Plan                                           1,667,219          1,708,612          2,182,950
Increase in notes receivable from Employee Stock
  Purchase Plan                                                            (22,643)          (151,112)          (259,350)
                                                                      --------------------------------------------------
Net cash provided by (used in) financing activities                     30,281,425          3,834,170        (10,483,438)
                                                                      --------------------------------------------------
Net increase (decrease) in cash and cash equivalents                     1,484,227           (754,296)        (6,181,418)
Cash and cash equivalents at beginning of year                           2,183,136          2,937,432          9,118,850
                                                                      --------------------------------------------------
Cash and cash equivalents at end of year                              $  3,667,363       $  2,183,136       $  2,937,432
                                                                      ==================================================

See accompanying notes.

                        Blair Corporation and Subsidiary

                   Notes to Consolidated Financial Statements

                               December 31, 1995

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

On September 2, 1993, Blair Corporation formed a new wholly-owned subsidiary, Blair Holdings, Inc., a Delaware Corporation. The consolidated financial statements include the accounts of Blair Corporation and its subsidiary (Company). All significant intercompany accounts are eliminated upon consolidation.

REVENUE RECOGNITION

Sales, cash or credit, are recorded when the merchandise is shipped to the customer. Credit sales are made under Easy Payment Plan and Seven Day Credit sales arrangements. Monthly, a provision for potentially doubtful accounts is charged against income based on management's estimate of realization. Any recoveries of bad debts previously written-off are credited back against the allowance for doubtful accounts in the period received. As reported in the balance sheet, the carrying amount, net of allowances for doubtful accounts and returns for customer accounts receivable on credit sales approximates fair value.

Finance charges on time payment accounts are recognized on an accrual basis of accounting.

CASH EQUIVALENTS

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. The carrying amount reported in the balance sheet for cash and cash equivalents approximates fair value.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost of merchandise inventories is determined principally on the last-in, first-out (LIFO) method. Cost of advertising and shipping supplies is determined on the first-in, first-out (FIFO) method. Advertising and shipping supplies include printed advertising material and related mailing supplies for promotional mailings which are generally scheduled to occur within two months. These costs are expensed when mailed. If the FIFO method had been used, inventories would have increased by approximately $8,662,000 and $8,690,000 at December 31, 1995 and 1994, respectively.

                        Blair Corporation and Subsidiary

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is stated on the basis of cost. Depreciation has been provided principally by the straight-line method using rates which are estimated to be sufficient to amortize the cost of the assets over their period of usefulness.

TRADEMARKS

Trademarks are stated on the basis of cost. All trademarks are being amortized by the straight-line method for a period of 15 years. Amortization amounted to $17,930 at December 31, 1995.

RETURNS

A provision for anticipated returns is recorded monthly as a percentage of gross sales based upon historical experience. This provision is charged directly against gross sales to arrive at net sales as reported in the consolidated statements of income. Actual returns are charged against the allowance for returns which is netted against accounts receivable in the balance sheet. The provision for returns charged against income in 1995, 1994 and 1993 amounted to $96,320,044, $91,464,304 and $90,891,470, respectively.

EMPLOYEE BENEFITS

The Company's employee benefits include a profit sharing and retirement feature available to all eligible employees. Contributions are dependent on net income of the Company and recognized on an accrual basis of accounting. The contributions to the plan charged against income in 1995, 1994 and 1993 amounted to $2,799,706, $4,023,519 and $3,294,397, respectively.

As part of the same benefit plan, the Company has a contributory savings feature whereby all eligible employees may contribute up to 10% of their annual base salaries. The Company's matching contribution to the plan is based upon a percentage formula as set forth in the plan agreement. The Company's matching contributions to the plan charged against income in 1995, 1994 and 1993 amounted to $1,787,053, $1,527,508 and $1,224,570, respectively.

                        Blair Corporation and Subsidiary

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ALLOWANCES FOR DOUBTFUL ACCOUNTS

A provision for doubtful accounts is recorded monthly as a percentage of gross sales based upon experience of delinquencies and charge-offs. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

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

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD

In March 1995, the FASB issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," which requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present

                        Blair Corporation and Subsidiary

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD (CONTINUED)

and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. The Company will adopt Statement No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

RECLASSIFICATIONS

Certain amounts in prior years financial statements have been reclassified to conform with the 1995 presentation.

2. FINANCING ARRANGEMENTS

In 1995, the Company entered into a $125,000,000 Revolving Credit Facility, which expires on November 17, 1998. The interest rate is, at the Company's option, based on a base rate option, federal funds rate option or euro-rate option as defined in the agreement. The Revolving Credit Facility requires the Company to meet certain covenants as outlined in the agreement. These covenants specifically relate to tangible net worth, maintaining a defined leverage ratio and fixed charge coverage ratio, and complying with certain indebtedness restrictions. As of December 31, 1995, the Company was in compliance with all the agreement's covenants. At December 31, 1995, the Company had borrowed $84,300,000 under the agreement of which $80,000,000 was classified as long-term. The weighted average interest rate was 5.8% at December 31, 1995.

In 1994, the Company had $40,000,000 available in lines of credit, $10,000,000 which had no expiration date and $30,000,000 which expired on May 31, 1995. Borrowings aggregated $34,300,000 under these lines of credit at December 31, 1994.

Interest paid during 1995, 1994 and 1993 amounted to $3,630,505, $676,380 and $153,626, respectively. The weighted average interest rate on average debt outstanding was 6.53%, 5.34%, and 4.06% for the years ended December 31, 1995, 1994 and 1993, respectively.

The Company has outstanding letters of credit amounting to approximately $15,400,000 at December 31, 1995 related to inventory purchases.

                        Blair Corporation and Subsidiary

3. ACCRUED EXPENSES

Accrued expenses consist of:

                                                        1995            1994
                                                    ---------------------------
Employee compensation                               $ 6,162,097     $ 6,426,098
Contribution to profit sharing and retirement plan    2,799,706       4,023,519
Taxes, other than taxes on income                       713,176         699,387
Other accrued items                                   1,721,107       1,576,518
                                                    ---------------------------
                                                    $11,396,086     $12,725,522
                                                    ===========================

4. EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan (Plan) (amended in 1992) which provides for 400,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Stock Purchase Plan Committee. At December 31, 1995 and 1994, 227,950 and 276,600 shares, respectively, were available to be issued under the Plan. The Company follows APBO No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its Employee Stock Purchase Plan. Compensation expense equals the difference between the exercise price and the market price of the shares at the date of grant. Compensation expense related to these options amounted to $1,148,881, $1,156,762 and $1,470,150 for the years ended December 31, 1995, 1994 and 1993, respectively. A summary of the activity under the Plan is as follows:

                                           1995           1994           1993
                                          -------------------------------------
Shares issued                             49,150         42,450         44,550

Issue price per share                     $11.00         $13.00         $16.00
Market value per share at date of issue   $34.375        $40.250        $49.000

Shares forfeited                            500             -              -
Original price per share             $13.00 TO $16.00       -              -

                        Blair Corporation and Subsidiary

5. OTHER INCOME

Other income consists of:

                                                                   1995              1994              1993
                                                               -----------------------------------------------
Finance charges on time payment accounts                       $30,339,372       $21,721,018       $18,300,280
Miscellaneous                                                    1,588,481         1,649,086         1,167,158
                                                               -----------------------------------------------
                                                               $31,927,853       $23,370,104       $19,467,438

6. INCOME TAXES

The components of income tax expense are as follows:


                                                                   1995              1994             1993
                                                               -----------------------------------------------
Currently payable:
  Federal                                                      $15,366,000       $22,632,000       $18,585,000
  State                                                          1,808,000         4,868,000         4,513,000
                                                               -----------------------------------------------
                                                                17,174,000        27,500,000        23,098,000
 Deferred (credit)                                                (195,000)       (2,566,000)       (2,400,000)
                                                               -----------------------------------------------
                                                               $16,979,000       $24,934,000       $20,698,000
                                                               ===============================================


The differences between total tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes are as follows:

                                                                   1995              1994             1993
                                                               -----------------------------------------------
Statutory rate applied to pretax income                        $14,786,419       $21,914,449       $18,042,869
State income taxes, net of federal benefit                       1,833,000         2,848,300         2,659,150
Other items                                                        359,581           171,251            (4,019)
                                                               -----------------------------------------------
                                                               $16,979,000       $24,934,000       $20,698,000
                                                               ===============================================

                        Blair Corporation and Subsidiary

6. INCOME TAXES (CONTINUED)

Components of the deferred tax asset and liability under the liability method as of December 31, 1995 and 1994 are as follows:

                                                    1995              1994
                                                -----------------------------
Current net deferred tax asset:
  Doubtful accounts                             $15,672,000       $13,066,000
  Returns allowance                               1,878,000         2,443,000
  Inventory obsolescence                          1,934,000         1,883,000
  Inventory costs                                 1,456,000         1,479,000
  Vacation pay                                    1,323,000         1,264,000
  Advertising costs                              (4,038,000)       (2,162,000)
  Other items                                       444,000           413,000
                                                -----------------------------
                                                $18,669,000       $18,386,000
                                                =============================

Long-term deferred tax liability:
  Property, plant, and equipment                $ 2,027,000       $ 1,939,000
                                                =============================

Income taxes paid during 1995, 1994 and 1993 amounted to $21,241,087, $28,831,859 and $23,215,000, respectively.

7. DOMINANT BUSINESS SEGMENT

The Company is primarily in the business of selling men's and women's fashion wearing apparel and accessories and home furnishing items to individuals throughout the United States, comprising a customer base that is diverse in both geographic and demographic terms. Selling is done mainly by means of direct mail letters and catalogs with individual order forms.

Sales of the men's and women's fashion wearing apparel and accessories merchandise lines accounted for 85%, 87% and 90% of total 1995, 1994 and 1993 sales, respectively. The home furnishings merchandise line accounted for the remaining sales volumes.

                                                 QUARTERLY RESULTS OF OPERATIONS
================================================================================

        The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1995 and 1994.

                                                     1995                                                 1994
                                                 QUARTER ENDED                                       Quarter Ended
                                  March          June    September     December        March         June    September     December
                                     31            30           30           31           31           30           30           31
                                -----------------------------------------------     -----------------------------------------------
                                                            (Thousands of dollars, except per share data)
Net sales...................    $127,641     $150,619     $124,986     $157,644     $118,440     $142,718     $115,000     $159,634
Cost of goods sold..........      62,104       72,496       64,050       78,628       56,550       67,438       55,054       78,879
Net income..................       7,104        7,434        3,941        6,789        8,180       12,706        5,238       11,555
Net income per share........         .77          .80          .42          .73          .88         1.38          .56         1.25


                                        COMMON STOCK MARKET PRICES AND DIVIDENDS
                                                              DECLARED PER SHARE
================================================================================

        The company's Common Stock is traded on the American Stock Exchange (symbol BL). The number of record holders of the company's Common Stock at December 31, 1995 was 3,009.

                                                  1995                                    1994
                                          SALES PRICE      DIVIDENDS              Sales Price      Dividends
                                      HIGH          LOW     DECLARED           High         Low     Declared
             First Quarter.......     $40       $32-3/4        $1.25        $46-1/8     $36-1/2        $1.00
             Second Quarter......      35        32-1/8          .35         45-5/8      39-3/4          .35
             Third Quarter.......      34-1/8    32-3/8          .35         46-7/8      40-3/4          .35
             Fourth Quarter......      31-5/8    27-5/8          .35         43-1/4      39              .35

        The payment of dividends is not subject to any restrictions. Although the payment of dividends is dependent on future earnings, capital requirements and financial condition, the company expects to continue its policy of paying regular cash dividends.


                                                         SELECTED FINANCIAL DATA
================================================================================

Year Ended December 31           1995             1994             1993             1992             1991
Net sales...........     $560,889,612     $535,792,222     $519,174,324     $500,168,164     $493,121,796
Net income..........       25,267,910       37,678,710       30,853,053       35,195,644       30,857,403
Total assets........      353,333,548      288,881,909      245,605,064      227,787,780      210,952,549
Per share:
  Net income........             2.72             4.07             3.34             3.82             3.37
  Cash dividends
    declared........             2.30             2.05             2.60              .75             2.00

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Net sales for 1995 were a new company record, having now increased for the eighteenth consecutive year. Net income for 1995 decreased 32.9% from 1994 - 1994 earnings were the company's second highest. The reduction in earnings was primarily attributable to increased postage, paper, payroll, interest and catalog prospecting costs. The increased postage and paper costs negatively impacted cost of goods sold, advertising expense and general and administrative expense. The total pretax impact of the increased postage and paper costs on 1995 has been estimated at $20,000,000.

Net sales for 1995 increased 4.7% over 1994, 1994 increased 3.2% over 1993.
The company's extension of higher credit limits to our better customers and reduction of the minimum payment on our revolving Easy Payment Plan contributed to the record sales. Gross Easy Payment Plan credit sales increased 14.1% in 1995 and comprised 54.5% of total mail order sales in 1995 as compared to 50.0% in 1994. Response rates in 1995 have been mixed - up 2.2% for customer multi-product mailings, down 5.3% for prospect multi-product mailings, down 6.7% for co-op and media, up 4.5% for customer catalogs and down 1.9% for prospect catalogs - as compared to 1994. Gross sales revenue generated per advertising dollar decreased 11.2% in 1995 primarily due to increased advertising cost (postage, paper and catalog prospecting). The number of orders shipped in 1995 decreased 3.6% but the average order size increased 8.6%. Returns as a percentage of adjusted gross sales were 14.8% in 1995 and 14.7% in 1994. The record 1994 sales resulted from increased response rates. Response to customer multi-product circular mailings increased 8.3% in 1994 over 1993. Response to the home products customer catalogs was 23.9% better than the response to home products customer multi-product mailings in 1993. Response to the co-op and media programs increased 3.1 in 1994. The company generated 7.2% more gross sales per advertising dollar in 1994. The number of orders filled in 1994 decreased 4.3% but the average order size increased 7.0%. Returns as a percentage of adjusted gross sales improved to 14.7% in 1994 from 15.0% in 1993.

Other income increased 36.6% in 1995 as compared to 1994 and 20.0% in 1994 as compared to 1993. The increases were primarily due to finance charges earned on increased Easy Payment Plan accounts receivable. Prospect multi-product circular mailings (since 1992) and prospect catalogs (since fourth quarter
1993) offer revolving credit to first-time buyers via the Easy Payment Plan. These programs along with the extension of higher credit limits to our better customers and the reduction in our minimum payment schedule (effective January 1, 1995 - from 10% to 5% on average) have been greatly responsible for increases in average Easy Payment Plan accounts receivable of 35.2% (approximately $49,133,000) in 1995 as compared to 1994 and 17.6% (approximately $20,907,000) in 1994 as compared to 1993. Easy Payment Plan gross sales increased 14.1% in 1995 over 1994 and 10.3% in 1994 over 1993. Finance charges increased 39.7% in 1995 and 18.7% in 1994.

Cost of goods sold as a percentage of net sales increased to 49.4% in 1995 from 48.1% in 1994. The higher cost of goods primarily resulted from increased delivery costs, change in product mix and larger than usual inventory writedowns. Increased postal rates and the higher cost to ship larger and heavier merchandise in the expanded line of home products drove delivery costs up. Home products sales increased in 1995 and have a lower gross margin than the men's and women's apparel lines. The larger writedowns were primarily on the excess inventory resulting from the lower than anticipated customer response in the fourth quarter 1994. Cost of goods sold as a percentage of net sales decreased to 48.1% in 1994 from 48.4% in 1993. Fewer prospect (first-time buyers) orders at incentive pricing were primarily responsible for the improved margin in 1994. Gross prospect sales were approximately 20% lower in 1994 as compared to 1993.

Advertising expense increased 17.3% in 1995 as compared to 1994. Advertising expense decreased 4.2% in 1994 as compared to 1993.

The total number of circular mailings released in 1995 was 5.5% less than in 1994 (200.8 million in 1995, 212.5 million in 1994). A 3.8% decrease in multi-product customer mailings (151.7 million in 1995, 157.6 million in 1994), a 7.2% decrease in multi-product prospect mailings (41.7 million in 1995, 44.9 million in 1994), a 26.3% decrease in single-product mailings (7.4 million in 1995, 10.0 million in 1994), an 11.3% increase in average mailing cost (postage) and a 15.7% increase in average printing cost (primarily paper) resulted in a net circular mailings cost increase of approximately $6,827,000 over 1994. The number of circular mailings decreased in 1995 primarily due to the increased mailings of catalogs to both customers and prospects. The total number of circular mailings released in 1994 was 18.1% less than in 1993 (212.5 million in 1994, 259.6 million in 1993). A 12.5% decrease in multi-product customer mailings (157.6 million in 1994, 180.2 million in 1993), a 35.9% decrease in multi-product prospect mailings (44.9 million in 1994, 70.1 million in 1993), a 7.8% increase in single-product mailings (10.0 million in 1994, 9.3 million in 1993) and a 1.8% average increase in production costs resulted in a net cost reduction of approximately $14,788,000 from 1993. Customer circular mailings have decreased in 1994 primarily due to the better targeting of mailings, the removal of non-responding names from the customer file and mailing of the home products catalogs to the full customer file. Prospect circular mailings have decreased in 1994 due to the elimination of poorly performing acquired mailing lists and increased prospect home products catalog mailings.

Total volume of the co-op and media advertising programs decreased 5.7% in 1995 as compared to 1994 (2.00 billion in 1995, 2.12 billion in 1994). The decreased volume and a 12.5% increase in average product and placement costs (primarily paper and postage) resulted in a net cost increase of approximately $514,000 over 1994. Total volume of the co-op and media advertising programs increased 2.2% in 1994 as compared to 1993 (2.12 billion in 1994, 2.08 billion in 1993). The increased volume and a 7.4% reduction in average production and placement costs resulted in a net cost decrease of approximately $1,040,000 from 1993.

The total number of catalog mailings released in 1995 was 94.3% more than in 1994 (39.5 million in 1995, 20.3 million in 1994). The catalog format is the primary advertising format for home products and is currently being tested for men's (started July 1995) and women's (started January 1996) apparel. A 44.1% increase in customer catalogs (19.9 million in 1995, 13.8 million in 1994), a 199.8% increase in prospect catalogs (19.6 million in 1995, 6.5 million in 1994), an 8.9% increase in average mailing cost (postage) and increased printing cost (primarily paper) resulted in a catalog mailings cost increase of approximately $12,945,000 from 1994. All of the catalogs mailed in 1993, 1994 and 1995 were home products catalogs except for 3.6 million men's test catalogs mailed in the second half of 1995. The total number of catalog mailings released in 1994 was 20.3 million (6.6 million to prospects) as compared to 1.6 million (.6 million to prospects) in 1993. Catalog mailings costs increased approximately $10,090,000 in 1994 over 1993.

General and administrative expense increased 7.0% in 1995 over 1994 and 7.6% in 1994 over 1993. In 1995, increases in wages and benefits and telephone expense were primarily responsible for the increased general and administrative expense. Wages and benefits increased 6.9% due to normal pay increases, a larger work force and an increase in the normal work week from 37 1/4 hours to 40 hours. On average, the number of employees has increased 3.7% in 1995. The work week was extended to 40 hours at the beginning of the fourth quarter of 1994. Telephone expense has increased because the company has been improving and expanding its 800-number capabilities for both customer ordering and customer service. As of September 1, 1995, all catalog mailings have been offering an 800 ordering number. The company opened a second call center, located in Erie, Pennsylvania, in August 1995 to help handle the increasing telephone order volume. In 1994, a 6.6% increase in wages and benefits and increased professional services were primarily responsible for the increased general and administrative expenses. Wages and benefits were higher due to normal pay increases and a larger work force. On average, the number of employees increased 5% in 1994. Professional services were higher primarily due to consulting fees related to the study of the existing distribution center and a possible second distribution center.

The provision for doubtful accounts as a percentage of credit sales increased 7.6% in 1995 as compared to 1994. Total credit sales increased 9.2% and total finance charges increased 39.7%. Prospect (first-time buyer) credit sales and finance charges carry a higher credit risk. Prospect credit sales increased 16.7% and were 10.1% of total credit sales in 1995. Prospect finance charges increased 20.8% and were 5.0% of total finance charges. The estimated bad debt rate used in providing for doubtful accounts is based on current expectations, sales mix (prospect vs. customer) and prior years' experience. The rates used in providing for bad debts have remained relatively constant since mid-1994. There has been no adjustment made to the 1995 provision but the 1994 provision included an unfavorable adjustment of prior period provisions of approximately $1,060,000. The provision for doubtful accounts as a percentage of credit sales decreased 2.5% in 1994 as compared to 1993. Total credit sales increased 6.1% and total finance charges increased 18.7%. Prospect credit sales decreased 20.1% and were 9.4% of total credit sales in 1994. Both the 1994 and 1993 provisions included unfavorable adjustments of prior period provisions
- approximately $1,060,000 in 1994 and $4,420,000 in 1993. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts.

Income taxes as a percentage of income before income taxes were 40.2% in 1995, 39.8% in 1994 and 40.2% in 1993. The federal income tax rate was 35% in all three years. Small changes in the company's effective state income rate caused the slight variance in the company's total tax rate.

Interest expense increased to $3,743,692 in 1995 from $676,380 in 1994 and $153,626 in 1993. Interest expense has resulted primarily from the company's borrowings necessary to finance the increasing level of customer accounts receivable. The average borrowings outstanding were $57,202,000 during 1995 as compared to $12,505,000 during 1994 and $3,038,000 during 1993. The weighted average interest rate on average debt outstanding was 6.53%, 5.34% and 4.06% for 1995, 1994 and 1993.

LIQUIDITY AND SOURCES OF CAPITAL

All working capital and cash requirements were met and suppliers' invoices were timely paid in order to maximize discounts. In 1995, the company entered into a $125,000,000 Revolving Credit Facility which expires on November 17, 1998. The unsecured Revolving Credit Facility requires the company to meet certain covenants and as of December 31, 1995 the company was in compliance with all the covenants. Borrowings outstanding at December 31, 1995 were $84,300,000 of which $80,000,000 was classified as long-term. In 1994, the company had $40,000,000 available in lines of credit, $10,000,000 with no specified expiration date and $30,000,000 expiring May 31, 1995. Short-term borrowings outstanding at December 31, 1994 were $34,300,000.

The ratio of current assets to current liabilities was 4.50 at December 31, 1995, 2.71 at December 31, 1994 and 3.10 at December 31, 1993. Working capital increased $81,324,823, $17,694,351 and $2,157,932 during 1995, 1994 and 1993.
The 1995 increase resulted primarily from the $80,000,000 long-term borrowing under the company's new three year $125,000,000 Revolving Credit Facility. In 1994 and 1993, the increases resulted primarily from working capital provided by operations exceeding the internal financing of capital expenditures and dividend payments. The 1995 increase was primarily reflected in increased customer accounts receivable and reduced notes payable. The 1994 increase was primarily reflected in increased inventories, customer accounts receivable and deferred income taxes offsetting increased notes payable and accrued expenses. The 1993 increase was primarily reflected in increased customer accounts receivable and deferred income taxes and decreased accrued expenses offsetting increased notes payable and decreased cash and cash equivalents. Although working capital has increased, net cash provided by operating activities has decreased $20,577,823 in 1995 and $14,023,199 in 1994. These reductions in cash flow from operations resulted primarily from increasing customer accounts receivable.

Merchandise inventory turnover was 3.0 in 1995, as compared to 3.3 in 1994 and
3.8 in 1993. Merchandise inventory as of December 31, 1995 decreased 8.5% from December 31, 1994 and increased 36.2% from December 31, 1993. Net sales for 1995 increased 4.7% from 1994 and 8.0% from 1993. The level of merchandise inventory in 1995 did not fall below the 1994 level until the fourth quarter of 1995. Inventory levels have been impacted by the continuing effort to increase order fulfillment rates, lower than anticipated customer response in the fourth quarter of 1994 and the expansion of product lines due to the catalogs. Home products net sales as a percentage of total net sales increased to 16.1% ($90.5 million) in 1995 as compared to 13.6% ($73.0 million) in 1994 and 10.9% ($56.3 million) in 1993. Men's net sales decreased to 24.0% ($134.6 million) in 1995 from 26.3% ($140.7 million) in 1994 and 27.9 ($144.9 million) in 1993. Women's decreased to 59.9% ($335.8 million) in 1995 from 60.1% ($322.1 million) in 1994 and 61.2% ($318.0 million) in 1993. Home products inventory totaled $10.0 million at December 31, 1995 as compared to $13.3 million at December 31, 1994 and $3.5 million at December 31, 1993. Men's inventory was $18.4 million at December 31, 1995, $18.9 million at December 31, 1994 and $13.8 million at December 31, 1993. Women's inventory was $36.2 million at December 31, 1995, $38.4 million at December 31, 1994 and $30.1 million at December 31, 1993.

The company has added new facilities, modernized its existing facilities and acquired net cost saving equipment during the last several years. Capital expenditures for property, plant and equipment totaled $8,059,101, $5,974,779 and $11,547,441 during 1995, 1994 and 1993.

The company has completed the renovation of its headquarters facility in Warren. The lower two levels were completed in February 1993 and the upper two levels were mostly completed by the end of 1994. Total cost of the renovation was $13,600,000.

The company completed its new Erie, Pennsylvania outlet store. Total cost of the new store, which opened May 23, 1994, was $2.1 million. The old Erie store building was sold in August 1994.

The company has undertaken a study of its distribution center, focused on operational and customer service improvements. As a result of the study, a 64,475 square-foot warehouse addition, on which construction began January 1995, was completed in September 1995 at a cost of $6.9 million. The continuing study includes examining the merits of a variety of service-enhancing options, including a possible second distribution center located outside of the Warren, Pennsylvania area.

Future cash needs for expansion of the business and capital expenditures will be financed by cash flow from operations, the current borrowing arrangement and other financing arrangements available to the company.

IMPACT OF INFLATION AND CHANGING PRICES

Although inflation has moderated in our economy, the company is continually seeking ways to cope with its impact. To the extent permitted by competition, increased costs are passed on to customers by selectively increasing selling prices over a period of time. During the past several years, selling prices have been raised sufficiently to offset increased merchandise costs, thereby realizing profit margins that continue to build fiscal strength. Profit margins were reduced by postal rate and paper cost increases in 1995 and will continue to be pressured in 1996. Paper costs have retreated slightly from their high point at 1995 year end.

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

Property, plant and equipment are continuously being expanded and updated. Recent major projects are discussed under Liquidity and Sources of Capital. Assets acquired in prior years will, of course, be replaced at higher costs but this will take place over many years. New assets, when acquired, will result in higher depreciation charges, but in many cases, due to technological improvements, saving in operating costs should result. The company considers these matters in setting pricing policies.

IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARD

In March 1995, the Financial Accounting Standard Board issued Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". The Statement requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying value. The company will adopt Statement No. 121 in the first quarter of 1996 and, based on current circumstances, does not believe the effect of adoption will be material.

FUTURE CONSIDERATIONS

The company is faced with the ever-present challenge of keeping the customer file alive and growing. This involves the acquisition of new customers (prospects), the conversion of new customers to established customers (active repeat buyers) and the retention of established customers. These steps are vital in growing the business but are being impacted by the decline in consumer retail spending, increased operating costs and increased competition in the retail sector.

The company has been undergoing a strategic planning study (since early 1995) in which our current marketing programs, operating systems and competitive position have been assessed and looked at with future application and effectiveness in mind. The continuing study has resulted in a new marketing strategy whose development will require utilizing our existing strengths, changing business processes and organizational structure and improving information systems.

A prime aspect of the new marketing strategy involves targeting customers in the "over 50", low-to-moderate income market. This market, though younger in age than our existing customer file, is the fastest growing segment of the population. Success of the new marketing strategy will require investment in database management, operating systems, prospecting programs, catalog marketing, telephone call centers and, possibly, a second distribution center. Management believes that these investments should improve Blair Corporation's position in new and existing markets and provide opportunities for future earnings growth.