Form 10-K405, Exhibit 13
period 1996-12-31
BLAIR CORP
filed 1997-03-14
CIK 71525

                                                                   Exhibit 13




                           Annual Report on Form 10-K
                        Item 14(a) (1) and (2), and (d)

         List of Financial Statements and Financial Statement Schedules

                        Blair Corporation and Subsidiary
                              Warren, Pennsylvania

                          Year ended December 31, 1996

                        Blair Corporation and Subsidiary

         List of Financial Statements and Financial Statement Schedules

                  Form 10-K -- Item 14(a)(1) and (2), and (d)

The following consolidated financial statements of Blair Corporation, included in the annual report of the registrant to its stockholders for the year ended December 31, 1996, are incorporated by reference in Item 8:

         --       Consolidated Balance Sheets -- December 31, 1996 and 1995

         -- Consolidated Statements of Income -- Years ended December 31, 1996, 1995 and 1994

         -- Consolidated Statements of Stockholders' Equity -- Years ended December 31, 1996, 1995 and 1994

         -- Consolidated Statements of Cash Flows -- Years ended December 31, 1996, 1995 and 1994

         --       Notes to Consolidated Financial Statements -- December 31,
                  1996

The following financial statement schedule of Blair Corporation is included in
Item 14(d):

         --       Schedule II -- Valuation and Qualifying Accounts

All other schedules for which provision is made in the applicable accounting regulation of the Securities and Exchange Commission are not required under the related instructions or are inapplicable, and therefore have been omitted.

                        Blair Corporation and Subsidiary

                                  Schedule II

                       Valuation and Qualifying Accounts
                               December 31, 1996

COLUMN A                                        COLUMN B          COLUMN C           COLUMN D         COLUMN E
-------------------------------------------------------------------------------------------------------------------
                                                                 ADDITIONS-
                                               BALANCE AT        CHARGED TO                            BALANCE
DESCRIPTION                                    BEGINNING         COSTS AND          DEDUCTIONS-         AT END
-----------                                    OF PERIOD          EXPENSES           DESCRIBE          OF PERIOD
                                               ---------         ----------          ----------        ---------
Year ended December 31, 1996:
    Allowance deducted from
     asset accounts (customer
     accounts receivable):
        For doubtful accounts                 $ 40,508,071       $ 47,550,310(A)     $ 50,785,809(B)    $ 37,272,572
        For estimated loss on returns            6,676,000        100,976,722         100,460,722(C)       7,192,000
                                            ------------------------------------------------------------------------
Totals                                        $ 47,184,071       $148,527,032        $151,246,531       $ 44,464,572
                                            ========================================================================

Year ended December 31, 1995:
    Allowance deducted from
     asset accounts (customer
     accounts receivable):
        For doubtful accounts                 $ 32,256,161       $ 31,774,283(A)     $ 23,522,373(B)    $ 40,508,071
        For estimated loss on returns            7,571,000         96,320,044          97,215,044(C)       6,676,000
                                            ------------------------------------------------------------------------
Totals                                        $ 39,827,161       $128,094,327        $120,737,417       $ 47,184,071
                                            ========================================================================

Year ended December 31, 1994:
    Allowance deducted from
     asset accounts (customer
     accounts receivable):
         For doubtful accounts                $ 28,324,648       $ 27,022,560(A)     $ 23,091,047(B)    $ 32,256,161
         For estimated loss on returns           5,931,000         91,464,304          89,824,304(C)       7,571,000
                                            ------------------------------------------------------------------------
Totals                                        $ 34,255,648       $118,486,864        $112,915,351       $ 39,827,161
                                            ========================================================================

----------

Note (A) -- Current year provision for doubtful accounts, charged against income.

Note (B) -- Accounts charged off, net of recoveries.

Note (C) -- Sales value of merchandise returned.

                       Consolidated Financial Statements

                        Blair Corporation and Subsidiary

                     Years ended December 31, 1996 and 1995
                      with Report of Independent Auditors

                        Blair Corporation and Subsidiary

                       Consolidated Financial Statements

                     Years ended December 31, 1996 and 1995

                                    CONTENTS

Report of Independent Auditors................................1

Audited Consolidated Financial Statements

Consolidated Balance Sheets...................................2
Consolidated Statements of Income.............................4
Consolidated Statements of Stockholders' Equity...............5
Consolidated Statements of Cash Flows.........................6
Notes to Consolidated Financial Statements....................7

                         Report of Independent Auditors

Board of Directors and Stockholders
Blair Corporation and Subsidiary

We have audited the accompanying consolidated balance sheets of Blair Corporation and Subsidiary as of December 31, 1996 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of Blair Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blair Corporation and Subsidiary at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.


                                                        /s/ ERNST & YOUNG LLP
                                                        -----------------------
                                                        Ernst & Young LLP

Erie, Pennsylvania
January 31, 1997

                        Blair Corporation and Subsidiary

                          Consolidated Balance Sheets

                                                                                           DECEMBER 31
                                                                                    1996                 1995
                                                                                ------------          ------------
ASSETS
Current assets:
   Cash and cash equivalents                                                   $   4,115,533          $  3,667,363
   Customer accounts receivable, less allowances for
     doubtful accounts and returns of $44,464,572 in 1996
     and $47,184,071 in 1995                                                     193,772,056           191,399,482
   Inventories:
     Merchandise                                                                  74,537,691            64,597,476
     Advertising and shipping supplies                                            13,310,907            15,795,329
                                                                               -------------          ------------
                                                                                  87,848,598            80,392,805
   Deferred income taxes (Note 6)                                                 17,022,000            18,669,000
   Prepaid federal and state taxes                                                10,142,009             1,306,403
   Prepaid expenses                                                                  655,915               528,291
                                                                               -------------          ------------
Total current assets                                                             313,556,111           295,963,344

Property, plant, and equipment:
   Land                                                                            1,130,454             1,130,454
   Buildings                                                                      62,788,129            61,620,547
   Equipment                                                                      36,540,127            35,406,049
                                                                               -------------          ------------
                                                                                 100,458,710            98,157,050
   Less allowances for depreciation                                               46,251,580            41,844,738
                                                                               -------------          ------------
                                                                                  54,207,130            56,312,312
Trademarks                                                                           993,867             1,057,892


                                                                               -------------          ------------
Total assets                                                                   $ 368,757,108          $353,333,548
                                                                               =============          ============

                                                                                           DECEMBER 31
                                                                                    1996                 1995
                                                                                ------------         ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
   Notes payable (Note 2)                                                       $ 27,000,000         $  4,300,000
   Trade accounts payable                                                         40,497,362           48,223,146
   Advance payments from customers                                                 1,145,382            1,155,159
   Accrued expenses (Note 3)                                                       9,536,481           11,396,086
   Federal income taxes                                                                   --              666,142
                                                                                ------------         ------------
Total current liabilities                                                         78,179,225           65,740,533

Deferred income taxes (Note 6)                                                     1,979,000            2,027,000

Long-term debt (Note 2)                                                           80,000,000           80,000,000

Stockholders' equity (Note 4):
  Common stock without par value:
     Authorized 12,000,000 shares
     Issued 10,075,440 shares (including
     shares held in treasury) -- stated value                                        419,810              419,810
   Additional paid-in capital                                                     12,928,260           12,372,697
   Retained earnings                                                             216,068,537          211,588,111
                                                                                ------------         ------------
                                                                                 229,416,607          224,380,618
   Less 840,908 shares in 1996 and 753,308 shares in 1995
     of common stock in treasury-- at cost                                        19,013,814           16,927,008
   Less receivable from Employee Stock Purchase Plan                               1,803,910            1,887,595
                                                                                ------------         ------------
                                                                                 208,598,883          205,566,015
                                                                                ------------         ------------
Total liabilities and stockholders' equity                                      $368,757,108         $353,333,548
                                                                                ============         ============

See accompanying notes.

                        Blair Corporation and Subsidiary

                       Consolidated Statements of Income

                                                                          YEAR ENDED DECEMBER 31
                                                              1996                 1995                  1994
                                                         -------------        -------------         -------------
Net sales                                                 $544,129,005         $560,889,612          $535,792,222
Other income (Note 5)                                       44,291,914           31,927,853            23,370,104
                                                          ------------         ------------          ------------
                                                           588,420,919          592,817,465           559,162,326

Costs and expenses:
   Cost of goods sold                                      268,757,869          277,278,340           257,921,482
   Advertising                                             141,035,288          138,001,203           117,654,135
   General and administrative                              102,209,670           99,773,037            93,275,059
   Provision for doubtful accounts                          47,550,310           31,774,283            27,022,560
   Interest                                                  5,524,561            3,743,692               676,380
                                                          ------------         ------------          ------------
                                                           565,077,698          550,570,555           496,549,616
                                                          ------------         ------------          ------------
Income before income taxes                                  23,343,221           42,246,910            62,612,710

Income taxes (Note 6)                                        8,617,000           16,979,000            24,934,000
                                                          ------------         ------------          ------------
Net income                                                $ 14,726,221         $ 25,267,910          $ 37,678,710
                                                          ============         ============          ============

Net income per share based on average
   shares outstanding                                            $1.58                $2.72                 $4.07
                                                          ============         ============          ============

See accompanying notes.

                        Blair Corporation and Subsidiary

                Consolidated Statements of Stockholders' Equity

                                                                             YEAR ENDED DECEMBER 31
                                                                     1996             1995              1994
                                                                  ------------      ------------     ------------
COMMON STOCK                                                      $    419,810      $    419,810     $    419,810

ADDITIONAL PAID-IN CAPITAL
Balance at beginning of year                                        12,372,697        11,017,130        9,595,875
Issuance (net of forfeitures) of common stock under
   Employee Stock Purchase Plan (Note 4)                               555,563         1,355,567        1,421,255
                                                                  ------------      ------------     ------------
Balance at end of year                                              12,928,260        12,372,697       11,017,130

RETAINED EARNINGS
Balance at beginning of year                                       211,588,111       207,683,352      188,957,972
Net income                                                          14,726,221        25,267,910       37,678,710
Cash dividends declared per share $1.10 in 1996;
   $2.30 in 1995; $2.05 in 1994                                    (10,245,795)      (21,363,151)     (18,953,330)
                                                                  ------------      ------------     ------------
Balance at end of year                                             216,068,537       211,588,111      207,683,352

TREASURY STOCK
Balance at beginning of year                                       (16,927,008)      (17,238,660)     (16,056,017)
Purchase of 120,300 shares in 1996; -0- shares in 1995; and
   35,000 shares in 1994 of common stock for treasury               (2,267,655)                -       (1,470,000)
Issuance (net of forfeitures) of common stock under
   Employee Stock Purchase Plan (Note 4)                               180,849           311,652          287,357
                                                                  ------------      ------------     ------------
Balance at end of year                                             (19,013,814)      (16,927,008)     (17,238,660)

RECEIVABLE FROM EMPLOYEE STOCK PURCHASE PLAN
Balance at beginning of year                                        (1,887,595)       (1,864,952)      (1,713,840)
Issuance (net of forfeitures) of common stock under
   Employee Stock Purchase Plan (Note 4)                              (177,635)         (530,468)        (551,850)
Repayments                                                             261,320           507,825          400,738
                                                                  ------------      ------------     ------------
Balance at end of year                                              (1,803,910)       (1,887,595)      (1,864,952)
                                                                  ------------      ------------     ------------
Total stockholders' equity                                        $208,598,883      $205,566,015     $200,016,680
                                                                  ============      ============     ============

See accompanying notes.

                        Blair Corporation and Subsidiary

                     Consolidated Statements of Cash Flows

                                                                               YEAR ENDED DECEMBER 31
                                                                      1996              1995             1994
                                                                  ------------      ------------     ------------
OPERATING ACTIVITIES
Net income                                                        $ 14,726,221      $ 25,267,910     $ 37,678,710
Adjustments to reconcile net income to net cash (used in)
   provided by operating activities:
     Depreciation and amortization                                   5,418,237         4,821,652        4,606,470
     Provision for doubtful accounts                                47,550,310        31,774,283       27,022,560
     Provision for deferred income taxes                             1,599,000          (195,000)      (2,566,000)
     (Gain) loss on disposition of equipment                             2,948            (3,278)        (238,024)
     Changes in operating assets and liabilities
       (using) providing cash:
         Customer accounts receivable                              (49,922,884)      (92,656,626)     (45,087,034)
         Inventories                                                (7,455,793)        3,564,657      (21,885,221)
         Prepaid expenses                                             (127,624)           30,079         (148,808)
         Trade accounts payable                                     (7,725,784)       13,390,955          253,151
         Advance payments from customers                                (9,777)         (264,423)        (466,604)
         Accrued expenses                                           (1,859,605)       (1,329,436)       3,074,168
         Federal and state taxes                                    (9,501,748)       (4,067,087)      (1,331,859)
                                                                  ------------      ------------     ------------
Net cash (used in) provided by operating activities                 (7,306,499)      (19,666,314)         911,509

INVESTING ACTIVITIES
Purchases of property, plant, and equipment                         (3,252,375)       (8,059,101)      (5,974,779)
Purchase of trademark                                                       --        (1,075,822)              --
Proceeds from sale of equipment                                            397             4,039          474,804
                                                                  ------------      ------------     ------------
Net cash used in investing activities                               (3,251,978)       (9,130,884)      (5,499,975)

FINANCING ACTIVITIES
Net proceeds from bank borrowings                                   22,700,000        50,000,000       22,700,000
Dividends paid                                                     (10,245,795)      (21,363,151)     (18,953,330)
Purchase of Common Stock for treasury                               (2,267,655)               --       (1,470,000)
Issuance (net of forfeitures) of Common Stock under
   Employee Stock Purchase Plan                                        736,412         1,667,219        1,708,612
Increase in notes receivable from Employee Stock
   Purchase Plan                                                        83,685           (22,643)        (151,112)
                                                                  ------------      ------------     ------------
Net cash provided by financing activities                           11,006,647        30,281,425        3,834,170
                                                                  ------------      ------------     ------------
Net increase (decrease) in cash and cash equivalents                   448,170         1,484,227         (754,296)
Cash and cash equivalents at beginning of year                       3,667,363         2,183,136        2,937,432
                                                                  ------------      ------------     ------------
Cash and cash equivalents at end of year                          $  4,115,533      $  3,667,363     $  2,183,136
                                                                  ============      ============     ============

See accompanying notes.

                        Blair Corporation and Subsidiary

                   Notes to Consolidated Financial Statements

                               December 31, 1996

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The consolidated financial statements include the accounts of Blair Corporation and its wholly-owned subsidiary, Blair Holdings, Inc., a Delaware Corporation (Company). All significant intercompany accounts are eliminated upon consolidation.

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

RETURNS

A provision for anticipated returns is recorded monthly as a percentage of gross sales based upon historical experience. This provision is charged directly against gross sales to arrive at net sales as reported in the consolidated statements of income. Actual returns are charged against the allowance for returns which is netted against accounts receivable in the balance sheet. The provision for returns charged against income in 1996, 1995 and 1994 amounted to $100,976,722, $96,320,044 and $91,464,304, respectively.

                        Blair Corporation and Subsidiary

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

INVENTORIES

Inventories are valued at the lower of cost or market. Cost of merchandise inventories is determined principally on the last-in, first-out (LIFO) method. Cost of advertising and shipping supplies is determined on the first-in, first-out (FIFO) method. Advertising and shipping supplies include printed advertising material and related mailing supplies for promotional mailings which are generally scheduled to occur within two months. These costs are expensed when mailed. If the FIFO method had been used, inventories would have increased by approximately $8,833,000 and $8,662,000 at December 31, 1996 and 1995, respectively.

PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment is stated on the basis of cost. Depreciation has been provided principally by the straight-line method using rates which are estimated to be sufficient to amortize the cost of the assets over their period of usefulness.

TRADEMARKS

Trademarks are stated on the basis of cost. All trademarks are being amortized by the straight-line method for a period of 15 years. Amortization amounted to $71,852 at December 31, 1996 and $17,930 at December 31, 1995.

                        Blair Corporation and Subsidiary

1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

EMPLOYEE BENEFITS

The Company's employee benefits include a profit sharing and retirement feature available to all eligible employees. Contributions are dependent on net income of the Company and recognized on an accrual basis of accounting. The contributions to the plan charged against income in 1996, 1995 and 1994 amounted to $1,568,137, $2,799,706 and $4,023,519, respectively.

As part of the same benefit plan, the Company has a contributory savings feature whereby all eligible employees may contribute up to 10% of their annual base salaries. The Company's matching contribution to the plan is based upon a percentage formula as set forth in the plan agreement. The Company's matching contributions to the plan charged against income in 1996, 1995 and 1994 amounted to $1,925,675, $1,787,053 and $1,527,508, respectively.

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FINANCIAL INSTRUMENTS

The carrying amounts of cash and cash equivalents, customer accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The interest rates on the Company's revolving credit facility is adjusted regularly to reflect current market rates. Accordingly, the carrying amounts of the Company's borrowings also approximate fair value.

                        Blair Corporation and Subsidiary

2. FINANCING ARRANGEMENTS

In 1995, the Company entered into a $125,000,000 Revolving Credit Facility, which expires on November 17, 1998. The interest rate is, at the Company's option, based on a base rate option, federal funds rate option or euro-rate option as defined in the agreement. The Revolving Credit Facility is unsecured and requires the Company to meet certain covenants as outlined in the agreement. These covenants specifically relate to tangible net worth, maintaining a defined leverage ratio and fixed charge coverage ratio, and complying with certain indebtedness restrictions. As of December 31, 1996 and 1995, the Company was in compliance with all the agreement's covenants. At December 31, 1996 and 1995, the Company had borrowed $107,000,000 and $84,300,000 respectively under the agreement of which $80,000,000 was classified as long-term.

Interest paid during 1996, 1995 and 1994 amounted to $5,506,851, $3,630,505 and $676,380, respectively. The weighted average interest rate on average debt outstanding was 5.89%, 6.53%, and 5.34% for the years ended December 31, 1996, 1995 and 1994, respectively.

The Company has outstanding letters of credit amounting to approximately $10,700,000 at December 31, 1996 related to inventory purchases.

3. ACCRUED EXPENSES

Accrued expenses consist of:

                                                                                 1996                  1995
                                                                              ----------            -----------
Employee compensation                                                         $6,089,723            $ 6,162,097
Contribution to profit sharing and retirement plan                             1,568,137              2,799,706
Taxes, other than taxes on income                                                322,053                713,176
Other accrued items                                                            1,556,568              1,721,107
                                                                              ----------            -----------
                                                                              $9,536,481            $11,396,086
                                                                              ==========            ===========

                        Blair Corporation and Subsidiary

4. EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan (Plan) (amended in 1992) which provides for 400,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Stock Purchase Plan Committee. At December 31, 1996 and 1995, 195,250 and 227,950 shares, respectively, were available to be issued under the Plan. The Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations in accounting for its Employee Stock Purchase Plan. Compensation expense equals the difference between the exercise price and the market price of the shares at the date of grant. Compensation expense related to these options amounted to $559,538, $1,148,881 and $1,156,762 for the years ended December 31, 1996, 1995 and 1994, respectively. A summary of the activity under the Plan is as follows:

                                                              1996                   1995            1994
                                                     -----------------      -----------------      ---------
Shares granted and issued                                      34,700                  49,150        42,450
   Grant and issue price per share                              $7.50                  $11.00        $13.00
   Market value per share at date of issue                    $23.625                 $34.375       $40.250

Shares canceled and forfeited                                   2,000                     500            --
   Original price per share                          $13.00 to $15.00        $13.00 to $16.00            --
   Weighted average price per share                            $14.00                  $14.50            --

Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123") requires the use of option valuation models to determine the fair value of employee stock options. The Company's net income and earnings per share amounts as reported would not be significantly different than what would be required under SFAS No. 123.

                        Blair Corporation and Subsidiary

5. OTHER INCOME

Other income consists of:

                                                                   1996               1995               1994
                                                               -----------        -----------        -----------
Finance charges on time payment accounts                       $42,503,052        $30,339,372        $21,721,018
Miscellaneous                                                    1,788,862          1,588,481          1,649,086
                                                               -----------        -----------        -----------
                                                               $44,291,914        $31,927,853        $23,370,104
                                                               ===========        ===========        ===========

6. INCOME TAXES

The components of income tax expense are as follows:

                                                                   1996               1995               1994
                                                                ----------        -----------        -----------
Currently payable:
    Federal                                                     $6,682,000        $15,366,000        $22,632,000
    State                                                          336,000          1,808,000          4,868,000
                                                                ----------        -----------        -----------
                                                                 7,018,000         17,174,000         27,500,000
Deferred (credit)                                                1,599,000           (195,000)        (2,566,000)
                                                                ----------        -----------        -----------
                                                                $8,617,000        $16,979,000        $24,934,000
                                                                ==========        ===========        ===========

The differences between total tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes are as follows:

                                                                   1996               1995               1994
                                                                ----------        -----------        -----------
Statutory rate applied to pretax income                         $8,170,127        $14,786,419        $21,914,449
State income taxes, net of federal benefit                         365,950          1,833,000          2,848,300
Other items                                                         80,923            359,581            171,251
                                                                ----------        -----------        -----------
                                                                $8,617,000        $16,979,000        $24,934,000
                                                                ==========        ===========        ===========

                        Blair Corporation and Subsidiary

6. INCOME TAXES (CONTINUED)

Components of the deferred tax asset and liability under the liability method as of December 31, 1996 and 1995 are as follows:

                                                                                    1996                1995
                                                                                  -----------         -----------
Current net deferred tax asset:
   Doubtful accounts                                                              $14,441,000         $15,672,000
   Returns allowance                                                                1,853,000           1,878,000
   Inventory obsolescence                                                           1,937,000           1,934,000
   Inventory costs                                                                    876,000           1,456,000
   Vacation pay                                                                     1,257,000           1,323,000
   Advertising costs                                                               (4,150,000)         (4,038,000)
   Other items                                                                        808,000             444,000
                                                                                  -----------         -----------
                                                                                  $17,022,000         $18,669,000
                                                                                  ===========         ===========
Long-term deferred tax liability:
   Property, plant, and equipment                                                 $ 1,979,000         $ 2,027,000
                                                                                  ===========         ===========

Income taxes paid during 1996, 1995 and 1994 amounted to $15,553,202, $21,241,087 and $28,831,859, respectively.

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

Sales of the men's and women's fashion wearing apparel and accessories merchandise line accounted for 83%, 85%, and 87% of total 1996, 1995 and 1994 sales, respectively. The home products merchandise line accounted for the remaining sales volumes.

                                                 QUARTERLY RESULTS OF OPERATIONS
================================================================================

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1996 and 1995.

                                                  1996                                             1995
                                             QUARTER ENDED                                    Quarter Ended
                            March         June     September     December        March      June      September     December
                              31           30         30            31             31        30          30            31
                          -----------------------------------------------      ---------------------------------------------
                                                  (Thousands of dollars, except per share data)
Net Sales..............   $140,727     $138,931     $112,095     $152,376      $127,641    $150,619     124,986     $157,644
Cost of goods sold.....     69,824       67,308       55,224       76,402        62,104      72,496      64,050       78,628
Net income.............      6,423        6,761        1,480           62         7,104       7,434       3,941        6,789
Net income per share...        .69          .72          .16          .01           .77         .80         .42         0.73

Quarter ended December 31, 1996 includes additional provisions for doubtful accounts of $9.5 million (pretax), $.59 net income per share, due to deterioration of bad debt experience.


                                       COMMON STOCK MARKET PRICES AND DIVIDENDS
                                                             DECLARED PER SHARE
================================================================================

The company's Common Stock is traded on the American Stock Exchange (symbol BL). The number of record holders of the company's Common Stock at December 31, 1996 was 2,912.

                                                       1996                                           1995
                                          SALES PRICE            DIVIDENDS                Sales Price            Dividends
                                        HIGH         LOW         DECLARED            High            Low         Declared
         First Quarter..............    $35         $24 5/8       $.35              $40             $32 3/4          $1.25
         Second Quarter.............     27          22            .25               35              32 1/8            .35
         Third Quarter..............     24          20 3/4        .25               34 1/8          32 3/8            .35
         Fourth Quarter.............     21 3/8      16 3/8        .25               31 5/8          27 5/8            .35

The payment of dividends is not subject to any restrictions. Although the payment of dividends is dependent on future earnings, capital requirements and financial condition, the company expects to continue its policy of paying regular cash dividends.


                                                         SELECTED FINANCIAL DATA
================================================================================


Year Ended December 31           1996                 1995                 1994                 1993                 1992
Net Sales.................  $544,129,005         $560,889,612         $535,792,222         $519,174,324         $500,168,164
Net Income ...............    14,726,221           25,267,910           37,678,710           30,853,053           35,195,644
Total assets..............   368,757,108          353,333,548          288,881,909          245,605,064          227,787,780
Long-Term Debt............    80,000,000           80,000,000                  -0-                  -0-                  -0-
Per share: ...............
  Net income..............          1.58                 2.72                 4.07                 3.34                 3.82
  Cash Dividends
      declared............          1.10                 2.30                 2.05                 2.60                  .75

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         COMPARISON OF 1996 AND 1995

                  Net sales for 1996 declined for the first time in nineteen years. Net income for 1996 decreased 41.7% from 1995. Lower net sales and increases in the provision for doubtful accounts, interest expense, professional service fees and call center operating costs were primarily responsible for the reduction in earnings.

                  Net sales for 1996 were 3.0% lower than 1995 net sales. Sales declined due to the stoppage of pre-approved credit offers to prospects and an 8.5% increase in the number of orders turned down (tightened credit granting policies in the third quarter of 1996). The overall response rate was similar in both years (.5% fewer orders received). Gross revenue generated per advertising dollar decreased 3.5%. In 1996, the total number of orders shipped decreased 2.7% and the average order size increased 1.3% as compared to 1995. Returns as a percentage of adjusted gross sales increased to 15.7% in 1996 from 14.8% in 1995. A higher rate of return is experienced on Blair Credit (Easy Payment Plan) and credit card sales and these sales (combined) grew to 67.6% of gross mail order sales in 1996 from 56.8% in 1995.

                  Other income increased 38.7% in 1996 as compared to 1995. The increase was primarily due to finance charges assessed on increased Easy Payment Plan accounts receivable. Finance charges increased 40.1% and average Easy Payment Plan accounts receivable increased 29.7% (approximately $56,000,000).

                  Cost of goods sold as a percentage of net sales was approximately the same in 1996 (49.39%) and 1995 (49.44%). The slight decrease in cost of goods sold resulted from the impact of incentive pricing (reduced price offers on excess inventory and promotional offers of free shipping and handling) and higher returns in 1996 being more than offset by the impact of larger than usual inventory writedowns in 1995. The inventory writedowns were primarily attributable to the special sale of excess inventory held in Wilmington, Delaware during September 1995.

                  Advertising expense in 1996 increased 2.2% from 1995. Increased catalog volume was the prime cause of the higher advertising costs. 1996 paper prices fell below 1995 prices during the third quarter and ended the year slightly above year-end 1994 prices.

                  The total number of circular mailings released in 1996 was 12.3% less than in 1995 (176.0 million in 1996, 200.8 million in 1995). An 8.9%
decrease in multi-product customer mailings (138.2 million in 1996, 151.7 million in 1995), a 26.0% decrease in multi-product prospect mailings (30.9 million in 1996, 41.7 million in 1995) and a 6.5% decrease in single-product mailings (6.9 million in 1996, 7.4 million in 1995) resulted in a circular mailings cost decrease of $9,882,000 from 1995. Circular mailings have decreased primarily due to the expansion of the catalog advertising program.

                  Total volume of the co-op and media advertising programs decreased 8.5% in 1996 as compared to 1995 (1.83 billion in 1996, 2.00 billion in 1995). A 25.8% decrease in co-op advertising and an .8% decrease in media advertising resulted in a co-op and media cost decrease of $2,425,000 from 1995.

                  The total number of catalog mailings released in 1996 was 52.6% more than in 1995 (60.3 million in 1996, 39.5 million in 1995). The catalog has been the primary advertising format for home products for over two years. The company started test mailing menswear catalogs in July 1995 and started full mailings to prospects and customers in September 1996. The company started test mailing womenswear catalogs in January 1996 -- full mailings are starting in the first quarter of 1997. A 53.5% increase in customer catalogs (30.5 million in 1996, 19.9 million in 1995) and a 51.7% increase in prospect catalogs (29.8 million in 1996, 19.6 million in 1995) resulted in a catalog mailings cost increase of $15,356,000 over 1995. In 1996, 37.2 million home products (22.8 million customer, 14.4 million prospect), 14.6 million menswear (4.3 million customer, 10.3 million prospect), and 8.5 million womenswear (3.4 million customer, 5.1 million prospect) catalogs were mailed. In 1995, 35.9 million home products (19.0 million customer, 16.9 million prospect) and 3.6 million menswear (.9 million customer, 2.7 million prospect) catalogs were mailed. Catalog mailings in all three product lines will be continually tested as to mailing frequency, page density, product mix and number of pages.

                  General and administrative expense increased 2.4% in 1996 as compared to 1995. The increased expense was primarily the result of a $1,637,000 increase in professional service fees. The company's strategic plan to target the "over 50 low-to-moderate income" market has required a study of its existing marketing programs. The multi-faceted marketing study was at its height during the second half of 1996. Conclusions and a plan of action will be forthcoming. The company's expansion of its 800-number capabilities, again supporting the strategic plan, has also added to operating costs. Since September 1, 1995, all catalog mailings have been offering toll-free telephone ordering. The company opened a second call center, located in Erie, Pennsylvania, in August 1995. Due to the increasing telephone order volume from the expanding catalog mailing programs, the company added 75% more capacity to the Erie Call Center in September 1996 and opened a third call center in Franklin, Pennsylvania in January 1997. The company now offers toll-free telephone ordering in all advertising mailings (circular letter and catalog).

                  The provision for doubtful accounts as a percentage of credit sales increased 55.6% in 1996 as compared to 1995. Total credit sales decreased 4.8% and total finance charges increased 40.1%. Prospect credit sales decreased 13.5% and prospect finance charges increased 81.0%. Prospect (first-time buyer) credit sales and finance charges carry a higher credit risk. The estimated bad debt rate used in providing for doubtful accounts is based on current expectations, sales mix (prospect vs. customer) and prior years' experience. Due to increasing delinquency and charge off rates experienced in 1996, the rate used in providing for bad debts in 1996 was increased. 1996 includes additional provisions for doubtful accounts of $11.5 million (pretax), $.71 per share, due to deterioration of bad debt experience. $9.5 million (pretax), $.59 per share, of the $11.5 million was provided in the fourth quarter of 1996. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. The company recently completed a study of its credit policies and is currently implementing improved policies. Revised credit granting and collection policies already implemented have resulted in turning down more bad credit risks and in shortening and strengthening the collection cycle. It is anticipated that the full impact of the improved credit policies will not be realized until late 1997.

                  Interest expense increased 47.6% in 1996 as compared to 1995. Interest expense has resulted primarily from the company's borrowings necessary to finance customer accounts receivable. Borrowings outstanding averaged approximately $92,806,000 in 1996 as compared to $57,202,000 in 1995. The weighted average interest rate on average debt outstanding was 5.89% for 1996 and 6.53% for 1995.

                  Income taxes as a percentage of income before income taxes were 36.9% in 1996 and 40.2% in 1995. The federal income tax rate was 35% in both years. The change in the total income tax rate was caused by a reduction in the company's effective state income tax rate.

         COMPARISON OF 1995 AND 1994

                  Net sales for 1995 were a new company record, having increased for the eighteenth consecutive year. Net income for 1995 decreased 32.9% from 1994 -- 1994 earnings were the company's second highest. The reduction in earnings was primarily attributable to increased postage, paper, payroll, interest and catalog prospecting costs. The increased postage and paper costs negatively impacted costs of goods sold, advertising expense and general and administrative expense. The total pretax impact of the increased postage and paper cost on 1995 has been estimated at $20,000,000.

                  Net sales for 1995 increased 4.7% over 1994. The company's extension of higher credit limits to our better customers and reduction of the minimum payment on our revolving Easy Payment Plan contributed to the record sales. Gross Easy Payment Plan credit sales increased 14.1% in 1995 and comprised 54.5% of total mail order sales in 1995 as compared to 50.0% in 1994. Response rates in 1995 were mixed -- up 2.2% for customer multi-product mailings, down 5.3% for prospect multi-product mailings, down 6.7% for co-op and media, up 4.5% for customer catalogs and down 1.9% for prospect catalogs -- as compared to 1994. Gross sales revenue generated per advertising dollar decreased 11.2% in 1995 primarily due to increased advertising costs (postage, paper and catalog prospecting). The number of orders shipped in 1995 decreased 3.6% but the average order size increased 8.6%. Returns as a percentage of adjusted gross sales were 14.8% in 1995 and 14.7% in 1994.

                  Other income increased 36.6% in 1995 as compared to 1994. The increase was primarily due to finance charges earned on increased Easy Payment Plan accounts receivable. Prospect multi-product circular mailings (since 1992) and prospect catalogs (since fourth quarter 1993) offer revolving credit to first-time buyers via the Easy Payment Plan. These programs, along with the extension of higher credit limits to our better customers and the reduction in our minimum payment schedule (effective January 1, 1995 -- from 10% to 5% on average), have been greatly responsible for an increase in average Easy Payment Plan accounts receivable of 35.2% (approximately $49,133,000) in 1995 as compared to 1994. Easy Payment Plan gross sales increased 14.1% and finance charges increased 39.7% in 1995 over 1994.

                  Cost of goods sold as a percentage of net sales increased to 49.4% in 1995 from 48.1% in 1994. The higher cost of goods sold primarily resulted from increased delivery costs, change in product mix and larger than usual inventory writedowns. Increased postal rates and the higher cost to ship larger and heavier merchandise in the expanded line of home products drove delivery costs up. Home products sales increased in 1995 and have a lower gross margin than the men's and women's apparel lines. The larger writedowns were primarily on the excess inventory resulting from the lower than anticipated customer response in the fourth quarter 1994.

                Advertising expense increased 17.3% in 1995 as compared to 1994.

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

                  Total volume of the co-op and media advertising programs decreased 5.7% in 1995 as compared to 1994 (2.00 billion in 1995, 2.12 billion in 1994). This decreased volume and a 12.5% increase in average production and placement costs (primarily paper and postage) resulted in a net cost increase of approximately $514,000 over 1994.

                  The total number of catalog mailings released in 1995 was 94.3% more than in 1994 (39.5 million in 1995, 20.3 million in 1994). The catalog format is the primary advertising format for home products and is currently being tested for menswear (started July 1995) and womenswear (started January 1996). A 44.1% increase in customer catalogs (19.9 million in 1995,
13.8 million in 1994), a 199.8% increase in prospect catalogs (19.6 million in 1995, 6.5 million in 1994), an 8.9% increase in average mailing cost (postage) and increased printing cost (primarily paper) resulted in catalog mailings cost increase of approximately $12,945,000 from 1994. All of the catalogs mailed in 1994 and 1995 were home products catalogs except for
3.6 million menswear test catalogs mailed in the second half of 1995.

                  General and administrative expense increased 7.0% in 1995 over 1994. Increases in wages and benefits and telephone expense were primarily responsible for the increased general and administrative expense. Wages and benefits increased 6.9% due to normal pay increases, a larger work force and an increase in the normal work week from 37 1/4 hours to 40 hours. On average, the number of employees has increased 3.7% in 1995. The work week was extended to 40 hours at the beginning of the fourth quarter of 1994. Telephone expense has increased because the company has been improving and expanding its 800-number capabilities for both customer ordering and customer service. As of September 1, 1995, all catalog mailings have been offering an 800 ordering number. The company opened a second call center, located in Erie, Pennsylvania, in August 1995 to help handle the increasing telephone order volume.

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

                  Interest expense increased to $3,743,692 in 1995 from $676,380 in 1994. Interest expense has resulted primarily from the company's borrowings necessary to finance the increasing level of customer accounts receivable. The average borrowings outstanding were $57,202,000 during 1995 as compared to $12,505,000 during 1994. The weighted average interest rate on average debt outstanding was 6.53% for 1995 and 5.34% for 1994.

                  Income taxes as a percentage of income before income taxes were 40.2% in 1995 and 39.8% in 1994. The federal income tax rate was 35% in both years. The change in the total income tax rate was caused by a slight variance in the company's effective state income tax rate.

         LIQUIDITY AND SOURCES OF CAPITAL

                  All working capital and cash requirements were met. In November 1995, the company entered into a $125,000,000 Revolving Credit
Facility which expires on November 17, 1998. The unsecured Revolving Credit Facility requires the company to meet certain covenants and as of December 31, 1996 the company was in compliance with all the covenants. Borrowings outstanding at December 31, 1996 were $107,000,000 of which $80,000,000 was classified as long-term. Borrowings outstanding at December 31, 1995 were $84,300,000 of which $80,000,000 was classified as long-term.

                  The ratio of current assets to current liabilities was 4.01 at December 31, 1996, 4.50 at December 31, 1995 and 2.71 at December 31, 1994. Working capital increased $5,154,075, $81,324,823 and $17,694,351 during 1996,
1995 and 1994. The 1996 increase was primarily reflected in increased inventories and prepaid federal and state taxes and decreased trade accounts payable more than offsetting increased notes payable. The 1996 increase resulted primarily from reductions in dividends paid and purchases of property, plant and equipment. The 1995 increase was primarily reflected in increased customer accounts receivable and reduced notes payable. The 1995 increase resulted primarily from the $80,000,000 long-term borrowing under the company's three year $125,000,000 Revolving Credit Facility.

                  Merchandise inventory turnover was 2.9 in 1996, 3.0 in 1995 and 3.3 in 1994. Merchandise inventory as of December 31, 1996, increased 15.4% from December 31, 1995 and increased 5.6% from December 31, 1994. Over the last three years, inventory levels have been impacted by the effort to increase order fulfillment rates, lower than anticipated response in the fourth quarter of 1994, the expansion of product lines due to the catalogs and lower than anticipated response and higher turndowns in the second half of 1996. Recently, management committed to the installation of a new inventory management program in 1997. Home products net sales as a percentage of total net sales were 17.3% ($94.1 million) in 1996, 16.1% ($90.5 million) in 1995 and 13.6% ($73.0 million) in 1994. Menswear sales were 25.1% ($136.5 million) in 1996, 24.0% ($134.6 million) in 1995 and 26.3% ($140.7 million) in 1994. Womenswear sales were 57.6% ($313.5 million) in 1996, 59.9% ($335.8 million) in 1995 and 60.1%
($322.1 million) in 1994. Home products inventory totaled $18.4 million at December 31, 1996, $10.0 million at December 31, 1995 and $13.3 million at December 31, 1994. Menswear inventory was $21.7 million at December 31, 1996, $18.4 million at December 31, 1995 and $18.9 million at December 31, 1994. Womenswear inventory was $34.2 million at December 31, 1996, $36.2 million at December 31, 1995 and $38.4 million at December 31, 1994. As previously mentioned, response rates were down and turndowns were up (credit policies) in the second half of 1996.

                  The company has added new facilities, modernized its existing facilities and acquired new cost saving equipment during the last several years. Capital expenditures for property, plant and equipment totaled $3,252,375, $8,059,101 and $5,974,779 during 1996, 1995 and 1994.

                  The company completed its new Erie, Pennsylvania outlet store. Total cost of the new store, which opened May 23, 1994, was $2.1 million. The old Erie store building was sold in August 1994.

                  In 1995, the company completed the total renovation of its headquarters facility in Warren, Pennsylvania. Total cost of the renovation, expended over more than 3 years, was $13.6 million.

                  In August 1995, the company's second call center was opened in Erie, Pennsylvania. A 75% expansion of the Erie Call Center was completed in September 1996. A third call center, located in Franklin, Pennsylvania, will be added in January 1997. The Erie and Franklin facilities are leased. See "Future Considerations."

                  In September 1995, the company completed a 64,475 square-foot warehouse addition to its distribution center at a cost of $6.9 million.

                  The company recently declared a quarterly dividend of $.15 per share payable on March 15, 1997. It is the company's intent to continue paying dividends; however, the company will evaluate its dividend practice on an on-going basis. See "Future Considerations."

                  The company bought back 120,300 shares of its Common Stock at a price of $2,267,655 in 1996. The company will assess future buy back opportunities on an ongoing basis.

                  Future cash needs will be financed by cash flow from operations, the current borrowing arrangement and, if needed, other financing arrangements that may be available to the company. The company's current projection of 1997 cash requirements, however, may be affected in the future by numerous factors, including changes in customer payments on accounts receivable, consumer industry credit trends, sales volume, operating cost fluctuations and unplanned capital spending.

         IMPACT OF INFLATION AND CHANGING PRICES

                  Although inflation has moderated in our economy, the company is continually seeking ways to cope with its impact. To the extent permitted by competition, increased costs are passed on to customers by selectively increasing selling prices over a period of time. During the past several years, selling prices have been raised sufficiently to offset increased merchandise costs, thereby realizing profit margins that continue to build fiscal strength. Profit margins were reduced by postal rate and paper cost increases in 1995 and continued to be pressured in 1996 by postal rate and paper cost increases. Postal rates have been further impacted by the USPS Classification Reform which took effect July 1, 1996. Postage costs have increased slightly due to the Reform. Paper prices have retreated from their high point at 1995 year-end and fell below 1995 levels during the third quarter of 1996.

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

         FUTURE CONSIDERATIONS

                  The company is faced with the ever-present challenge of keeping the customer file alive and growing. This involves the acquisition of new customers (prospects), the conversion of new customers to established customers (active repeat buyers) and the retention of established customers. These steps are vital in growing the business but are being impacted by the decline in consumer retail spending, increased operating costs, increased competition in the retail sector and record levels of consumer debt.

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

                  A prime aspect of the new marketing strategy involves targeting customers in the "over 50, low-to-moderate income" market. This market, though younger in age than our existing customer file, is the fastest growing segment of the population. Success of the new marketing strategy will require investment in database management, operating systems, prospecting programs, catalog marketing, telephone call centers and, possibly, a second distribution center. Management believes that these investments should improve Blair Corporation's position in new and existing markets and provide opportunities for future earnings growth.

         SAFE HARBOR STATEMENT UNDER THE PRIVATE
         SECURITIES LITIGATION REFORM ACT OF 1995

                  Forward-looking statements in this report, including without limitation, statements relating to the company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the company, (ii) the company's plans and results of operations will be affected by the company's ability to manage its growth, accounts receivable and inventory; and (iii) other risks and uncertainties indicated from time to time in the company's filings with the Securities and Exchange Commission.