Form 10-K405, Exhibit 13
period 1997-12-31
BLAIR CORP
filed 1998-03-20
CIK 71525

                                                                   EXHIBIT 13


CONSOLIDATED STATEMENTS OF INCOME
================================================================================

YEAR ENDED DECEMBER 31                                         1997                1996                1995
-----------------------------------------------------------------------------------------------------------

Net sales                                              $486,581,737        $544,129,005        $560,889,612
Other income-- Note 5                                    39,931,577          44,291,914          31,927,853
                                                       ------------        ------------        ------------
                                                        526,513,314         588,420,919         592,817,465

Costs and expenses:
   Cost of goods sold                                   242,828,539         268,757,869         277,278,340
   Advertising                                          128,117,432         141,035,288         138,001,203
   General and administrative                            98,352,175         102,209,670          99,773,037
   Provision for doubtful accounts                       32,222,092          47,550,310          31,774,283
   Interest                                               4,102,148           5,524,561           3,743,692
                                                       ------------        ------------        ------------
                                                        505,622,386         565,077,698         550,570,555
                                                       ------------        ------------        ------------
INCOME BEFORE INCOME TAXES                               20,890,928          23,343,221          42,246,910

Income taxes-- Note 6                                     7,637,000           8,617,000          16,979,000
                                                       ------------        ------------        ------------

NET INCOME                                             $ 13,253,928        $ 14,726,221        $ 25,267,910
                                                       ============        ============        ============

Basic and diluted earnings per share based on
   weighted average shares outstanding                        $1.45               $1.58               $2.72
                                                              =====               =====               =====

See accompanying notes.


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
================================================================================


BOARD OF DIRECTORS AND STOCKHOLDERS
BLAIR CORPORATION AND SUBSIDIARY


We have audited the accompanying consolidated balance sheets of Blair Corporation and Subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of Blair Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blair Corporation and Subsidiary at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.


                                                  /s/ ERNST & YOUNG LLP

Buffalo, New York
January 30, 1998

                          CONSOLIDATED BALANCE SHEETS
============================================================================================
DECEMBER 31                                                          1997               1996
--------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash                                                     $   3,468,483       $  4,115,533
   Customer accounts receivable, less
      allowances for doubtful accounts and
      returns of $38,479,888 in 1997 and
      $44,464,572 in 1996                                     157,636,096        193,772,056
   Inventories:
      Merchandise                                              68,143,275         74,537,691
      Advertising and shipping supplies                        10,584,134         13,310,907
                                                            -------------       ------------
                                                               78,727,409         87,848,598
   Deferred income taxes-- Note 6                               9,910,000         17,022,000
   Prepaid federal and state taxes                              6,499,412         10,142,009
   Prepaid expenses                                               391,532            655,915
                                                            -------------       ------------
TOTAL CURRENT ASSETS                                          256,632,932        313,556,111


PROPERTY, PLANT AND EQUIPMENT

   Land                                                         1,142,144          1,130,454
   Buildings                                                   63,263,399         62,788,129
   Equipment                                                   38,859,725         36,540,127
                                                            -------------       ------------
                                                              103,265,268        100,458,710
   Less allowances for depreciation                            51,322,255         46,251,580
                                                            -------------       ------------
                                                               51,943,013         54,207,130
TRADEMARKS                                                        921,623            993,867
                                                            -------------       ------------
TOTAL ASSETS                                                 $309,497,568       $368,757,108
                                                            =============       ============

======================================================================================================
DECEMBER 31                                                                   1997                1996
------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable-- Note 2                                            $  38,600,000       $  27,000,000
   Trade accounts payable                                               46,358,297          40,497,362
   Advance payments from customers                                       1,393,814           1,145,382
   Accrued expenses-- Note 3                                             9,033,411           9,536,481
                                                                     -------------       -------------
TOTAL CURRENT LIABILITIES                                               95,385,522          78,179,225

DEFERRED INCOME TAXES-- Note 6                                           1,683,000           1,979,000

LONG-TERM DEBT -- Note 2                                                       -0-          80,000,000

STOCKHOLDERS' EQUITY -- Note 4
   Common Stock without par value:
      Authorized 12,000,000 shares; issued
      10,075,440 shares (including shares held
      in treasury)--stated value                                           419,810             419,810
   Additional paid-in capital                                           13,230,251          12,928,260
   Retained earnings                                                   223,868,940         216,068,537
                                                                     -------------       -------------
                                                                       237,519,001         229,416,607
   Less 1,067,724 shares in 1997 and 840,908
      shares in 1996 of Common Stock in
      treasury-- at cost                                                23,161,169          19,013,814
   Less receivable from Employee Stock Purchase Plan                     1,928,786           1,803,910
                                                                     -------------       -------------
                                                                       212,429,046         208,598,883
                                                                     -------------       -------------


TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $309,497,568        $368,757,108
                                                                     =============       =============




See accompanying notes.



                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
================================================================================================================
YEAR ENDED DECEMBER 31                                          1997                  1996                  1995
----------------------------------------------------------------------------------------------------------------

COMMON STOCK                                           $     419,810         $     419,810         $     419,810

ADDITIONAL PAID-IN CAPITAL:
   Balance at beginning of year                           12,928,260            12,372,697            11,017,130
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase
      Plan-- Note 4                                          288,303               555,563             1,355,567
   Issuance of Common Stock to
      non-employee directors                                  13,688                   -0-                   -0-
                                                       -------------         -------------         -------------
   Balance at end of year                                 13,230,251            12,928,260            12,372,697

RETAINED EARNINGS:
   Balance at beginning of year                          216,068,537           211,588,111           207,683,352
   Net income                                             13,253,928            14,726,221            25,267,910
   Cash dividends declared per share --
      $0.60 in 1997; $1.10 in 1996;
      $2.30 in 1995                                       (5,453,525)          (10,245,795)          (21,363,151)
                                                       -------------         -------------         -------------
   Balance at end of year                                223,868,940           216,068,537           211,588,111

TREASURY STOCK:
   Balance at beginning of year                          (19,013,814)          (16,927,008)          (17,238,660)
   Purchase of 276,866 shares in 1997;
      120,300 shares in 1996; and -0- shares
      in 1995 of Common Stock for treasury                (4,551,438)           (2,267,655)                  -0-
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase
      Plan-- Note 4                                          395,646               180,849               311,652
   Issuance of 1,500 shares of Common Stock to
      non-employee directors                                   8,437                   -0-                   -0-
                                                       -------------         -------------         -------------
   Balance at end of year                                (23,161,169)          (19,013,814)          (16,927,008)

RECEIVABLE FROM EMPLOYEE STOCK PURCHASE PLAN:
   Balance at beginning of year                           (1,803,910)           (1,887,595)           (1,864,952)
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase
      Plan-- Note 4                                         (362,765)             (177,635)             (530,468)
   Repayments                                                237,889               261,320               507,825
                                                       -------------         -------------         -------------
   Balance at end of year                                 (1,928,786)           (1,803,910)           (1,887,595)
                                                       -------------         -------------         -------------

TOTAL STOCKHOLDERS' EQUITY                             $ 212,429,046         $ 208,598,883         $ 205,566,015
                                                       =============         =============         =============



See accompanying notes.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
==================================================================================================================
YEAR ENDED DECEMBER 31                                                    1997              1996              1995
------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
   Net income                                                     $ 13,253,928     $  14,726,221     $  25,267,910
   Adjustments to reconcile net income
      to net cash provided by (used in) operating activities:
      Depreciation and amortization                                  5,369,394         5,418,237         4,821,652
      Provision for doubtful accounts                               32,222,092        47,550,310        31,774,283
      Provision for deferred income taxes                            6,816,000         1,599,000          (195,000)
      Compensation expense for stock awards                            375,525           559,538         1,148,881
      Changes in operating assets and liabilities
         providing (using) cash:
            Customer accounts receivable                             3,913,868       (49,922,884)      (92,656,626)
            Inventories                                              9,121,189        (7,455,793)        3,564,657
            Prepaid expenses                                           264,383          (127,624)           30,079
            Trade accounts payable                                   5,860,935        (7,725,784)       13,390,955
            Advance payments from customers                            248,432            (9,777)         (264,423)
            Accrued expenses                                          (503,070)       (1,859,605)       (1,329,436)
            Federal and state taxes                                  3,642,597        (9,501,748)       (4,067,087)
                                                                  ------------     -------------     -------------
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES                 80,585,273        (6,749,909)      (18,514,155)



INVESTING ACTIVITIES
   Purchases of property, plant and equipment                       (3,033,033)       (3,249,030)       (8,058,340)
   Purchase of trademarks                                                  -0-               -0-        (1,075,822)
                                                                  ------------     -------------     -------------
NET CASH USED IN INVESTING ACTIVITIES                               (3,033,033)       (3,249,030)       (9,134,162)



FINANCING ACTIVITIES
   Net (repayments) proceeds from bank borrowings                  (68,400,000)       22,700,000        50,000,000
   Dividends paid                                                   (5,453,525)      (10,245,795)      (21,363,151)
   Purchase of Common Stock for treasury                            (4,551,438)       (2,267,655)              -0-
   Decrease in notes receivable from
      Employee Stock Purchase Plan                                     205,673           260,559           495,695
                                                                  ------------     -------------     -------------
NET CASH (USED IN) PROVIDED BY
   FINANCING ACTIVITIES                                            (78,199,290)       10,447,109        29,132,544
                                                                  ------------     -------------     -------------



NET (DECREASE) INCREASE IN CASH                                       (647,050)          448,170         1,484,227
   Cash at beginning of year                                         4,115,533         3,667,363         2,183,136
                                                                  ------------     -------------     -------------
CASH AT END OF YEAR                                               $  3,468,483     $   4,115,533     $   3,667,363
                                                                  ============     =============     =============



See accompanying notes.

                                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
================================================================================


1. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
ORGANIZATION: The consolidated financial statements include the accounts of Blair Corporation and its wholly-owned subsidiary, Blair Holdings, Inc., a Delaware Corporation (Company). All significant intercompany accounts are eliminated upon consolidation.

REVENUE RECOGNITION: Sales, cash or credit, are recorded when the merchandise is shipped to the customer. Credit sales are made under Easy Payment Plan and Seven Day Credit sales arrangements. Monthly, a provision for potentially doubtful accounts is charged against income based on management's estimate of realization. Any recoveries of bad debts previously written-off are credited back against the allowance for doubtful accounts in the period received. As reported in the balance sheet, the carrying amount, net of allowances for doubtful accounts and returns for customer accounts receivable on credit sales, approximates fair value.

Finance charges on time payment accounts are recognized on an accrual basis of accounting.

USE OF ESTIMATES: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RETURNS: A provision for anticipated returns is recorded monthly as a percentage of gross sales based upon historical experience. This provision is charged directly against gross sales to arrive at net sales as reported in the consolidated statements of income. Actual returns are charged against the allowance for returns, which is netted against accounts receivable in the balance sheet. The provision for returns charged against income in 1997, 1996 and 1995 amounted to $94,114,182, $100,976,722 and $96,320,044, respectively.

ALLOWANCES FOR DOUBTFUL ACCOUNTS: A provision for doubtful accounts is recorded monthly as a percentage of gross sales based upon experience of delinquencies and charge-offs and current credit market conditions. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

INVENTORIES: Inventories are valued at the lower of cost or market. Cost of merchandise inventories is determined principally on the last-in, first-out
(LIFO) method. Cost of advertising and shipping supplies is determined on the first-in, first-out (FIFO) method. Advertising and shipping supplies include printed advertising material and related mailing supplies for promotional mailings which are generally scheduled to occur within two months. These costs are expensed when mailed. If the FIFO method had been used, inventories would have increased by approximately $8,538,000 and $8,833,000 at December 31, 1997 and 1996, respectively.

PROPERTY, PLANT AND EQUIPMENT: Property, plant and equipment is stated on the basis of cost. Depreciation has been provided principally by the straight-line method using rates which are estimated to be sufficient to amortize the cost of the assets over their period of usefulness.

TRADEMARKS: Trademarks are stated on the basis of cost. All trademarks are being amortized by the straight-line method for a period of 15 years. Amortization expense amounted to $72,244, $71,852 and $17,930 in 1997, 1996 and 1995,
respectively.

EMPLOYEE BENEFITS: The Company's employee benefits include a profit sharing and retirement feature available to all eligible employees. Contributions are dependent on net income of the Company and recognized on an accrual basis of accounting. The contributions to the plan charged against income in 1997, 1996 and 1995 amounted to $1,407,745, $1,568,137 and $2,799,706, respectively.

As part of the same benefit plan, the Company has a contributory savings feature whereby all eligible employees may contribute up to 10% of their annual base salaries. The Company's matching contribution to the plan is based upon a percentage formula as set forth in the plan agreement. The Company's matching contributions to the plan charged against income in 1997, 1996 and 1995 amounted to $1,852,557, $1,925,675 and $1,787,053, respectively.

INCOME TAXES: The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FINANCIAL INSTRUMENTS: The carrying amounts of cash, customer accounts receivable, accounts payable and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The interest rates on the Company's revolving credit facility are adjusted regularly to reflect current market rates. Accordingly, the carrying amounts of the Company's borrowings also approximate fair value.


NEW ACCOUNTING PRONOUNCEMENTS

Earnings Per Share
In February 1997, Statement of Financial Accounting Standards No. 128 (SFAS
128), "Earnings Per Share," was issued. SFAS 128 establishes standards for computing and presenting earnings per share (EPS) and simplifies the existing standards. This statement replaces the presentation of primary EPS with a presentation of basic and diluted EPS. SFAS 128 was adopted in the financial statements for the year ended December 31, 1997. The adoption of this standard had no impact on the Company's earnings per share amounts.

Comprehensive Income
In June 1997, Statement of Financial Accounting Standards No. 130 (SFAS 130), "Comprehensive Income," was issued. SFAS130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 is effective for fiscal years beginning after December 15, 1997, and requires restatement of earlier periods presented. Management does not believe the adoption of this standard will have an impact on the financial statements of the Company.

Disclosures About Segments of an Enterprise and Related Information
In June 1997, Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS 131 is effective for fiscal years beginning after December 15, 1997, and requires restatement of earlier periods presented. Management does not believe the adoption of this standard will have a significant impact on the financial statements of the Company.

RECLASSIFICATIONS: Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.

CONTINGENCIES: The Company is involved in certain items of litigation, arising in the normal course of business. While it cannot be predicted with certainty, management believes that the outcome will not have a material effect on the Company's financial condition or results of operations.

================================================================================


2. FINANCING ARRANGEMENTS
--------------------------------------------------------------------------------
In 1995, the Company entered into a $125,000,000 Revolving Credit Facility, which expires on November 17, 1998. The interest rate is, at the Company's option, based on a base rate option, federal funds rate option or Euro-rate option as defined in the agreement. The Revolving Credit Facility is unsecured and requires the Company to meet certain covenants as outlined in the agreement. These covenants specifically relate to tangible net worth, maintaining a defined leverage ratio and fixed charge coverage ratio, and complying with certain indebtedness restrictions. As of December 31, 1997 and 1996, the Company was in compliance with all the agreement's covenants. At December 31, 1997 and 1996, the Company had borrowed $38,600,000 and $107,000,000 of which -0- and $80,000,000 were classified as long-term.

Interest paid during 1997, 1996 and 1995 amounted to $4,186,967, $5,506,851 and $3,630,505, respectively. The weighted average interest rate on average debt outstanding was 5.96%, 5.89% and 6.53% for the years ended December 31, 1997, 1996 and 1995, respectively.

The Company has outstanding letters of credit amounting to approximately $11,525,000 at December 31, 1997 related to inventory purchases.


3. ACCRUED EXPENSES
--------------------------------------------------------------------------------
Accrued expenses consist of:
                                                  1997          1996
                                                  ----          ----
Employee compensation                       $5,674,054    $6,089,723
Contribution to Profit Sharing and
   Retirement Plan                           1,407,745     1,568,137
Taxes, other than taxes on income              297,457       322,053
Other accrued items                          1,654,155     1,556,568
                                            ----------    ----------
                                            $9,033,411    $9,536,481
                                            ==========    ==========


4. EMPLOYEE STOCK PURCHASE PLAN
--------------------------------------------------------------------------------
The Company has an Employee Stock Purchase Plan (Plan) (amended in 1992) which provides for 400,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Stock Purchase Plan Committee. At December 31, 1997 and 1996, 146,700 and 195,250 shares, respectively, were available to be issued under the Plan. The Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its Employee Stock Purchase Plan. Compensation expense equals the difference between the exercise price and the market price of the shares at the date of grant. Compensation expense related to these awards amounted to $353,400, $559,538 and $1,148,881 for the years ended December 31, 1997, 1996 and 1995, respectively. A summary of the activity under the Plan is as follows:

                                            1997           1996         1995
                                            ----           ----         ----
Shares granted and issued                 49,600         34,700       49,150
Grant and issue price per share            $7.50          $7.50       $11.00
Market value per share
   at date of issue                      $14.625        $23.625      $34.375

Shares cancelled and forfeited             1,050          2,000          500
Original price per share                $7.50 to      $13.00 to    $13.00 to
                                          $16.00         $15.00       $16.00
Weighted average price per share          $11.75         $14.00       $14.50


Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) requires the use of option valuation models to determine the fair value of employee stock options. The Company's net income and earnings per share amounts as reported are the same as what would be required under SFAS No. 123.


5. OTHER INCOME
--------------------------------------------------------------------------------
Other income consists of:
                                        1997           1996            1995
                                        ----           ----            ----
Finance charges on time
   payment accounts              $36,416,174    $42,503,052     $30,339,372
Miscellaneous                      3,515,403      1,788,862       1,588,481
                                 -----------    -----------     -----------
                                 $39,931,577    $44,291,914     $31,927,853
                                 ===========    ===========     ===========


6. INCOME TAXES
--------------------------------------------------------------------------------
The components of income tax expense are as follows:

                                        1997           1996            1995
                                        ----           ----            ----
Currently payable:
   Federal                      $  2,012,000     $6,682,000     $15,366,000
   State                          (1,191,000)       336,000       1,808,000
                                ------------     ----------     -----------
                                     821,000      7,018,000      17,174,000
Deferred (credit)                  6,816,000      1,599,000        (195,000)
                                ------------     ----------     -----------
                                $  7,637,000     $8,617,000     $16,979,000
                                ============     ==========     ===========

The differences between total tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes are as follows:

                                        1997           1996            1995
                                        ----           ----            ----
Statutory rate applied to
   pretax income                  $7,311,825     $8,170,127     $14,786,419
State income taxes, net
   of federal benefit                256,100        365,950       1,833,000
Other items                           69,075         80,923         359,581
                                  ----------     ----------     -----------
                                  $7,637,000     $8,617,000     $16,979,000
                                  ==========     ==========     ===========

Components of the deferred tax asset and liability under the liability method as of December 31, 1997 and 1996 are as follows:

                                                       1997            1996
                                                       ----            ----
Current net deferred tax asset:
   Doubtful accounts                            $ 6,960,000     $14,441,000
   Returns allowance                              2,013,000       1,853,000
   Inventory obsolescence                         1,937,000       1,937,000
   Inventory costs                                  778,000         876,000
   Vacation pay                                   1,321,000       1,257,000
   Advertising costs                             (4,113,000)     (4,150,000)
   Other items                                    1,014,000         808,000
                                                -----------     -----------
                                                $ 9,910,000     $17,022,000
                                                ===========     ===========

Long-term deferred tax liability:
  Property, plant and equipment                 $ 1,683,000     $ 1,979,000
                                                ===========     ===========

Income taxes (refunded) paid during 1997, 1996 and 1995 amounted to ($2,224,794), $15,553,202 and $21,241,087, respectively.


7. CONCENTRATION OF BUSINESS RISK
--------------------------------------------------------------------------------
The Company is primarily in the business of selling men's and women's fashion wearing apparel and accessories and home product items to individuals throughout the United States, comprising a customer base that is diverse in both geographic and demographic terms. Selling is done mainly by means of direct mail letters and catalogs with individual order forms which offer the Company's items.

Sales of the men's and women's fashion wearing apparel and accessories merchandise lines accounted for 87%, 83% and 85% of total 1997, 1996 and 1995 sales, respectively. The home products merchandise line accounted for the remaining sales volume.

                                              QUARTERLY RESULTS OF OPERATIONS
================================================================================

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1997 and 1996.


                                         1997                                                   1996
                                    QUARTER ENDED                                          Quarter Ended
                     March         June    September     December           March        June      September      December
                        31           30           30           31              31          30             30            31
                  -----------------------------------------------         ---------------------------------------------------
                                              (Thousands of dollars, except per share data)

Net sales         $110,882     $127,546     $102,810     $145,344        $140,727    $138,931      $112,095      $152,376
Cost of goods
   sold             55,117       63,639       52,630       71,443          69,824      67,309        55,224        76,402
Net income           1,965        3,620        2,256        5,413           6,423       6,761         1,481            62
Basic and diluted
   earnings
   per share           .21          .40          .25          .59             .69         .72           .16           .01

Quarter ended December 31,1997 includes an additional provision for doubtful accounts of $3.1 million (pretax), $.20 net income per share and quarter ended December 31, 1996 includes an additional provision for doubtful accounts of $9.5 million (pretax), $.59 net income per share, due to actual bad debt experience exceeding prior estimates.


                     COMMON STOCK MARKET PRICES AND DIVIDENDS DECLARED PER SHARE
================================================================================

The Company's Common Stock is traded on the American Stock Exchange (symbol BL). The number of record holders of the Company's Common Stock at December 31, 1997 was 2,761.


                                     1997                                        1996
                          SALES PRICE        DIVIDENDS            Sales Price         Dividends
                       HIGH         LOW      DECLARED          High          Low       Declared

First Quarter        20-3/4     $15-3/4       $.15              $35      $24-5/8         $.35
Second Quarter       17-3/4      13-5/16       .15               27       22              .25
Third Quarter        18-1/4      15-1/16       .15               24       20-3/4          .25
Fourth Quarter       20-1/4      16-5/8        .15               21-3/8   16-3/8          .25


The payment of dividends is not subject to any restrictions. The payment of dividends is dependent on future earnings, capital requirements and financial condition. The Company expects to continue its policy of paying regular cash dividends.


                                                      SELECTED FINANCIAL DATA
================================================================================

Year Ended December 31             1997             1996             1995             1994             1993

Net sales                  $486,581,737     $544,129,005     $560,889,612     $535,792,222     $519,174,324
Net income                   13,253,928       14,726,221       25,267,910       37,678,710       30,853,053
Total assets                309,497,568      368,757,108      353,333,548      288,881,909      245,605,064
Long-term debt                      -0-       80,000,000       80,000,000              -0-              -0-
Per share:
   Basic and diluted
       earnings                    1.45             1.58             2.72             4.07             3.34
   Cash dividends
      declared                      .60             1.10             2.30             2.05             2.60

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================


RESULTS OF OPERATIONS

   COMPARISON OF 1997 AND 1996
      Net income for 1997 decreased 10.0% as compared to 1996. The year 1997 was negatively impacted by lower net sales and deteriorating bad debt experience.
      Net sales for 1997 were 10.6% lower than 1996 net sales. Sales declined in 1997 due to a reduction in the volume of advertising mail, tightened credit management and elimination of high-dollar, high-credit-risk electronics items in the Home Products line. Advertising mail volume was reduced as a result of the elimination of pre-approved credit offers to prospects and, to a lesser extent, the early stage implementation of mail stream optimization and segmentation. Response rates were mixed -- reduced by tighter credit management, improved by mail stream optimization and segmentation -- but remained about the same overall. Gross sales revenue generated per advertising dollar decreased 1.7%. In 1997, the average order size ($60) remained approximately the same, but the total number of orders shipped dropped (reduction in advertising) as compared to 1996. Returns as a percentage of adjusted gross sales increased to 16.4% in 1997 from 15.7% in 1996. Returns are higher on Blair Credit (Easy Payment Plan) and credit card sales, and these sales (combined) grew to 71% of gross mail order sales in 1997 from 68% in 1996. Returns are also higher on Womenswear sales, and Womenswear sales grew to 65% of gross mail order sales in 1997 from 59% in 1996.
      Other income decreased 9.8% in 1997 as compared to 1996 due to a 14.3% drop in finance charges assessed on Easy Payment Plan accounts receivable. Average Easy Payment Plan accounts receivable decreased 15.2%, approximately $37,000,000.
      Cost of goods sold as a percentage of net sales increased to 49.9% in 1997 from 49.4% in 1996. Increased returns and liquidation of the electronics items in the Home Products line were primarily responsible for the higher cost of goods in 1997.
      Advertising expense in 1997 decreased 9.2% from 1996. Increased catalog mailings were more than offset by reductions in circular letter mailings, co-op and media volume and paper costs.
      The total number of catalog mailings released in 1997 was 67% higher than in 1996 (100.7 million vs. 60.3 million). The catalog has been the primary advertising format for Home Products for over three years. The Company released initial test mailings of Menswear catalogs in July 1995 and began full mailings to prospects and customers in September 1996. The Company released initial test mailings of Womenswear catalogs in January 1996 and began full mailings in the first quarter of 1997. The increased catalog volume and lower paper prices resulted in a net catalog mailing cost increase of $18,523,000 over 1996. Catalog mailings from all three product lines, including combined line offerings, are continually tested as to mailing frequency, page density, product mix, number of pages and size.
      The total number of circular mailings released in 1997 was 35% less than in 1996 (114.0 million vs. 176.0 million). The decreased circular volume and lower paper prices resulted in a circular mailing cost decrease of $28,247,000 from 1996. Circular mailings have decreased primarily due to the expansion of the catalog advertising program.
      Total volume of the co-op and media advertising programs decreased 20% in 1997 as compared to 1996 (1.47 billion vs. 1.83 billion). The decreased co-op and media volume and lower paper prices resulted in a co-op and media cost decrease of $3,155,000 from 1996. The co-op and media advertising volume has declined because the unproductive advertising placements have been eliminated.
      General and administrative expense decreased 3.8% in 1997 as compared to 1996. The lower general and administrative expense was primarily the result of declines in wages and benefits and in professional service fees. Wages and benefits were down due to a 4.9% drop in the average number of employees in 1997 as compared to 1996. The Company's study of its existing marketing programs, in support of the strategic plan to target the "over 40, low-to-moderate income" market, is coming to a conclusion, and thus professional service fees have declined.
      The provision for doubtful accounts as a percentage of credit sales was 1.9% lower in 1997 as compared to 1996. A reduction in the provision due to lower credit sales and finance charges was nearly offset by an additional provision due to actual bad debt experience exceeding prior estimates. Credit sales decreased 27% and finance charges decreased 14% in comparison to 1996. The estimated provision for doubtful accounts is based on current expectations, sales mix (prospect/customer) and prior years' experience. Due to increases in the delinquency and charge-off rates experienced in 1997 on prior receivables, 1997 included an additional provision for doubtful accounts of $8.3 million (pretax), $.52 net income per share. Due to increases in the delinquency and charge-off rates experienced in 1996 on prior receivables, 1996 included an additional provision for doubtful accounts of $11.5 million (pretax), $.71 net income per share. The 1997 provision for doubtful accounts increased the allowance for doubtful accounts to a higher percentage of delinquencies at year-end 1997 than at year-end 1996. Recoveries of bad debts previously charged off, which more than doubled in 1997 over 1996, have been credited back against the allowance for doubtful accounts. The Company, having previously completed a study of its credit policies, continues to implement improved credit policies. Revised credit granting and collection policies already implemented have resulted in turning down more bad credit risks and in shortening and strengthening the collection cycle. After some delay, credit granting models addressing prospects (first-time buyers) were implemented in mid-September and early-October 1997. Plans for the first quarter of 1998 include the implementation of behavior and collection models to further strengthen credit procedures. The full impact of the credit policies is not likely to be realized until later in 1998.
      Interest expense decreased 25.7% in 1997 as compared to 1996. Interest expense has resulted primarily from the Company's borrowings necessary to finance customer accounts receivable. Average borrowings outstanding have decreased to $66,543,000 during 1997 from $92,806,000 during 1996. The reduction in Blair Credit (Easy Payment Plan) sales, the increase in credit card sales and improved credit policies are greatly responsible for lowering the levels of customer accounts receivable and borrowings. The weighted average interest rate on average debt outstanding was 5.96% for 1997 and 5.89% for 1996.

================================================================================

      Income taxes as a percentage of income before income taxes were 36.6% in 1997 and 36.9% in 1996. The federal income tax rate was 35% in both years. The difference in the total income tax rate was caused by a reduction in the Company's effective state income tax rate.

   COMPARISON OF 1996 AND 1995
      Net sales for 1996 declined for the first time in nineteen years. Net income for 1996 decreased 41.7% from 1995. Lower net sales and increases in the provision for doubtful accounts, interest expense, professional service fees and call center operating costs were primarily responsible for the reduction in earnings.
      Net sales for 1996 were 3.0% lower than 1995 net sales. Sales declined due to the stoppage of pre-approved credit offers to prospects and an 8.5% increase in the number of orders turned down (tightened credit granting policies in the third quarter of 1996). The overall response rate was similar in both years (.5% fewer orders received). Gross revenue generated per advertising dollar decreased 3.5%. In 1996, the total number of orders shipped decreased 2.7% and the average order size increased 1.3% as compared to 1995. Returns as a percentage of adjusted gross sales increased to 15.7% in 1996 from 14.8% in 1995. A higher rate of return is experienced on Blair Credit (Easy Payment Plan) and credit card sales, and these sales (combined) grew to 68% of gross mail order sales in 1996 from 57% in 1995.
      Other income increased 38.7% in 1996 as compared to 1995. The increase was primarily due to finance charges assessed on increased Easy Payment Plan accounts receivable. Finance charges increased 40.1%, and average Easy Payment Plan accounts receivable increased 29.7%, approximately $56,000,000.
      Cost of goods sold as a percentage of net sales was approximately the same in 1996, 49.39%, and 1995, 49.44%. The slight decrease in cost of goods resulted from the impact of incentive pricing (reduced price offers on excess inventory and promotional offers of free shipping and handling) and higher returns in 1996 being more than offset by the impact of larger than usual inventory writedowns in 1995. The inventory writedowns were primarily attributable to the special sale of excess inventory held in Wilmington, Delaware during September 1995.
      Advertising expense in 1996 increased 2.2% from 1995. Increased catalog volume was the prime cause of the higher advertising costs. 1996 paper prices fell below 1995 prices during the third quarter and ended the year slightly above year-end 1994 prices.
      The total number of circular mailings released in 1996 was 12.3% less than in 1995 (176.0 million in 1996, 200.8 million in 1995). An 8.9% decrease in multi-product customer mailings (138.2 million in 1996, 151.7 million in 1995), a 26.0% decrease in multi-product prospect mailings (30.9 million in 1996, 41.7 million in 1995) and a 6.5% decrease in single-product mailings (6.9 million in 1996, 7.4 million in 1995) resulted in a circular mailings cost decrease of $9,882,000 from 1995. Circular mailings have decreased primarily due to the expansion of the catalog advertising program.
      Total volume of the co-op and media advertising programs decreased 8.5% in 1996 as compared to 1995 (1.83 billion in 1996, 2.00 billion in 1995). A 25.8%
decrease in co-op advertising and .8% decrease in media advertising resulted in a co-op and media cost decrease of $2,425,000 from 1995.
      The total number of catalog mailings released in 1996 was 52.6% more than in 1995 (60.3 million in 1996, 39.5 million in 1995). The catalog has been the primary advertising format for Home Products for over two years. The Company started test mailing Menswear catalogs in July 1995 and started full mailings to prospects and the customer file in September 1996. The Company started test mailing Womenswear catalogs in January 1996 -- full mailings are starting in the first quarter of 1997. A 53.5% increase in customer catalogs (30.5 million in 1996, 19.9 million in 1995) and a 51.7% increase in prospect catalogs (29.8 million in 1996, 19.6 million in 1995) resulted in a catalog mailings cost increase of $15,356,000 over 1995. In 1996, 37.2 million Home Products (22.8 million customer, 14.4 million prospect), 14.6 million Menswear (4.3 million customer, 10.3 million prospect) and 8.5 million Womenswear (3.4 million customer, 5.1 million prospect) catalogs were mailed. In 1995, 35.9 million Home Products (19.0 million customer, 16.9 million prospect) and 3.6 million Menswear (.9 million customer, 2.7 million prospect) catalogs were mailed. Catalog mailings in all three product lines will be continually tested as to mailing frequency, page density, product mix and number of pages.
      General and administrative expense increased 2.4% in 1996 as compared to 1995. The increased expense was primarily the result of a $1,637,000 increase in professional service fees. The Company's strategic plan to target the "over 50, low-to-moderate income" market has required a study of its existing marketing programs. The multi-faceted study was at its height during the second half of 1996. Conclusions and a plan of action will be forthcoming. The Company's expansion of its 800-number capabilities, again supporting the strategic plan, has also added to operating costs. Since September 1, 1995, all catalog mailings have been offering toll-free telephone ordering. The Company opened a second call center, located in Erie, Pennsylvania, in August 1995. Due to the increasing telephone order volume from the expanding catalog mailing programs, the Company added 75% more capacity to the Erie Call Center in September 1996 and opened a third call center in Franklin, Pennsylvania, in January 1997. The Company now offers toll-free telephone ordering in all advertising mailings (circular letter and catalog).
     The provision for doubtful accounts as a percentage of credit sales increased 55.6% in 1996 as compared to 1995. Total credit sales decreased 4.8% and total finance charges increased 40.1%. Prospect credit sales decreased 13.5% and prospect finance charges increased 81.0%. Prospect (first-time buyer) credit sales and finance charges carry a higher credit risk. The estimated bad debt rate used in providing for doubtful accounts is based on current expectations, sales mix (prospect/customer) and prior years' experience. Due to increasing delinquency and charge-off rates experienced in 1996, the rate used in providing for bad debts in 1996 was increased. 1996 includes an additional provision for doubtful accounts of $11.5 million (pretax), $.71 per share, due to deterioration of bad debt experience. $9.5 million (pretax), $.59 per share, of the $11.5 million was provided in the fourth quarter of 1996. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. The Company recently

================================================================================

completed a study of its credit policies and is currently implementing improved policies. Revised credit granting and collection policies already implemented have resulted in turning down more bad credit risks and in shortening and strengthening the collection cycle. It is anticipated that the full impact of the improved credit policies will not be realized until late 1997.
      Interest expense increased 47.6% in 1996 as compared to 1995. Interest expense has resulted primarily from the Company's borrowings necessary to finance customer accounts receivable. Borrowings outstanding averaged approximately $92,806,000 in 1996 as compared to $57,202,000 in 1995. The weighted average interest rate on average debt outstanding was 5.89% for 1996 and 6.53% for 1995.
      Income taxes as a percentage of income before income taxes were 36.9% in 1996 and 40.2% in 1995. The federal income tax rate was 35% in both years. The change in the total income tax rate was caused by a reduction in the Company's effective state income tax rate.


LIQUIDITY AND SOURCES OF CAPITAL
--------------------------------------------------------------------------------
      All working capital and cash requirements were met. In November 1995, the Company entered into a $125,000,000 Revolving Credit Facility, which expires on November 17, 1998. The unsecured Revolving Credit Facility requires the Company to meet certain covenants, and as of December 31, 1997, the Company was in compliance with all the covenants. Borrowings outstanding at December 31, 1997 were $38,600,000, all classified as current. Borrowings outstanding at December 31, 1996 were $107,000,000, of which $80,000,000 was classified as long-term. The Company intends to renew the existing or a similar type credit facility in 1998.
      The ratio of current assets to current liabilities was 2.69 at December 31, 1997, 4.01 at December 31, 1996 and 4.50 at December 31, 1995. Working
capital decreased $74,129,476 in 1997 due to the reduction in long-term debt. Working capital increased $5,154,075 in 1996 due to reductions in dividends paid and purchases of property, plant and equipment. The 1997 decrease was primarily reflected in decreased customer accounts receivable, inventories, deferred income taxes and prepaid federal and state taxes and increased notes payable (current) and trade accounts payable. The 1996 increase was primarily reflected in increased inventories and prepaid federal and state taxes and decreased trade accounts payable more than offsetting increased notes payable.
      Merchandise inventory turnover was 2.6 in 1997, 2.9 in 1996 and 3.0 in 1995. Merchandise inventory as of December 31, 1997 decreased 8.6% from December 31, 1996 and increased 5.5% from December 31, 1995. Inventory levels have been impacted by the continuing effort to increase order fulfillment rates; by the transition to a larger catalog operation; by the elimination of high-dollar, high- credit-risk electronics items in the Home Products line in 1997 and by lower than anticipated response and higher turndowns in the second half of 1996. The Company is currently installing a new catalog inventory management system that is expected to come on line in early 1998.
      Regarding the Company's three product lines, Home Products net sales as a percentage of total net sales were 13.4% ($65.3 million) in 1997, 17.3% ($94.1 million) in 1996 and 16.1% ($90.5 million) in 1995. Menswear net sales were 23.2% ($112.7 million) in 1997, 25.1% ($136.5 million) in 1996 and 24.0% ($134.6 million) in 1995. Womenswear net sales were 63.4% ($308.5 million) in 1997, 57.6% ($313.5 million) in 1996 and 59.9% ($335.8 million) in 1995. Home Products inventory totaled $6.8 million at December 31, 1997, $18.5 million at December 31, 1996 and $10.0 million at December 31, 1995. Menswear inventory was $17.6 million at December 31, 1997, $21.6 million at December 31, 1996 and $18.4 million at December 31, 1995. Womenswear inventory was $43.7 million at December 31, 1997, $34.4 million at December 31, 1996 and $36.2 million at December 31, 1995.
      The Company has added new facilities, modernized its existing facilities and acquired new cost saving equipment during the last several years. Capital expenditures for property, plant and equipment totaled $3,033,033, $3,249,030 and $8,058,340 during 1997, 1996 and 1995, respectively. Capital expenditures for 1998, 1999 and 2000 are projected to be approximately $7,000,000 a year in order to support the new marketing strategy. The increased capital expenditures will result primarily from expanding the Company's database capabilities in target marketing, credit management and mail stream optimization.
      In 1995, the Company completed the total renovation of its headquarters facility in Warren, Pennsylvania. Total cost of the renovation, expended over more than 3 years, was $13.6 million.
      In August 1995, the Company's second call center was opened in Erie, Pennsylvania. A 75% expansion of the Erie Call Center was completed in September 1996. A third call center, located in Franklin, Pennsylvania, was added in January 1997. Further expansion and refinement of all three call centers -- Warren, Erie and Franklin -- was completed by September 1997.
See "Future Considerations."
      The Company recently declared a quarterly dividend of $.15 per share payable on March 15, 1998. It is the Company's intent to continue paying dividends; however, the Company will evaluate its dividend practice on an on-going basis. See "Future Considerations."
      The Company bought back 120,300 shares of its common stock at a total price of $2,267,655 ($18.85 per share) in 1996. The Company bought back 276,866 shares at a total price of $4,551,438 ($16.44 per share) in 1997. The Company intends to continue buying back stock; however, the Company will assess future buy-back opportunities on an on-going basis.
      Future cash needs will be financed by cash flow from operations, the current borrowing arrangement and, if needed, other financing arrangements that may be available to the Company. The Company's current projection of future cash requirements, however, may be affected in the future by numerous factors, including changes in customer payments on accounts receivable, consumer credit industry trends, sales volume, operating cost fluctuations and unplanned capital spending.


IMPACT OF INFLATION AND CHANGING PRICES
--------------------------------------------------------------------------------
      Although inflation has moderated in our economy, the Company is continually seeking ways to cope with its impact. To the extent permitted by competition, increased costs are passed on to customers by selectively increasing selling prices over a period of time. During the past several years,

================================================================================

selling prices have been raised sufficiently to offset increased merchandise costs, thereby, realizing profit margins that continue to build fiscal strength. Profit margins have been pressured by paper cost and postal rate increases. Paper prices have been on a roller coaster ride since 1994 -- reached their high point at 1995 year-end, retreated below 1995 levels during the third quarter of 1996, reached their low point during the first quarter of 1997, increased quarterly throughout the rest of 1997 and will again increase in the first quarter of 1998. Overall, paper prices were lower in 1997 than in 1996 and, as they presently stand, will be higher in 1998 than they were in 1997. Postal rates increased in 1995, increased again in 1996 (slight increase due to the USPS Classification Reform) and are expected to increase again sometime in 1998.
      The Company principally uses the LIFO method of accounting for its merchandise inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus reduces distortion in reported income due to increasing costs. The charges to operations for depreciation represent the allocation of historical costs incurred over past years and are significantly less than if they were based on the current cost of productive capacity being used.
      Property, plant and equipment are continuously being expanded and updated. Recent major projects are discussed under Liquidity and Sources of Capital. Assets acquired in prior years will, of course, be replaced at higher costs, but this will take place over many years. New assets, when acquired, will result in higher depreciation charges, but in many cases, due to technological improvements, savings in operating costs should result. The Company considers these matters in setting pricing policies.


ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------
     In 1997, the Financial Accounting Standards Board issued three new statements that the Company needed to consider.
     In February, Statement of Financial Accounting Standards No. 128,
"Earnings Per Share," was issued. Statement No. 128 establishes standards for computing and presenting earnings per share and simplifies the existing standards. Statement No. 128 replaces the presentation of primary earnings per share with a presentation of basic and diluted earnings per share. The Company adopted Statement No. 128 in the December 31, 1997 financial statements, and the adoption had no impact on the Company's earnings per share amounts.
      In June, Statement of Financial Accounting Standards No. 130, "Comprehensive Income," was issued. Statement No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Statement No. 130 is effective for fiscal years beginning after December 15, 1997. The Company believes that the adoption of Statement 130 will not have an impact on its financial statements.
      In June, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. Statement No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. Statement No. 131 is effective for fiscal years beginning after December 15, 1997. The Company believes that it operates as one segment, which includes three product lines (Home Products, Menswear and Womenswear) and that adoption of Statement No. 131 will not have a significant impact on its financial statements.


FUTURE CONSIDERATIONS
--------------------------------------------------------------------------------
      The Company is faced with the ever-present challenge of keeping the customer file alive and growing. This involves the acquisition of new customers (prospects), the conversion of new customers to established customers (active repeat buyers) and the retention of established customers. These steps are vital in growing the business but are being impacted by increased operating costs, increased competition in the retail sector and record levels of consumer debt.
      The Company underwent a strategic planning study in 1995 in which our marketing programs, operating systems and competitive position were assessed and looked at with future application and effectiveness in mind. The continuing strategic planning process has resulted in a new marketing strategy whose development will require utilizing our existing strengths, changing business processes and organizational structure and improving information systems.
      The prime aspect of the new marketing strategy involves targeting customers in the "over 40, low-to-moderate income" market. This redefinition of our target customer from "over 50" to "over 40" has been made possible by the ability of our catalog advertising to reach younger buyers within our traditional list sources. This market, though younger in age than our traditional customer file, is the fastest growing segment of the population. Success of the new marketing strategy will require investment in database management, operating systems, prospecting programs, catalog marketing, telephone call centers and, possibly, a second distribution center. Management believes that these investments should improve Blair Corporation's position in new and existing markets and provide opportunities for future earnings growth.
      The Company is faced with the task of becoming Year 2000 compliant. The Company's plan to become Year 2000 compliant is well underway with completion expected in the first quarter of 1999 at an estimated cost of $400,000 ($300,000 in 1998, $100,000 in 1999).


SAFE HARBOR STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995
--------------------------------------------------------------------------------
      Forward-looking statements in this report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including without limitation, the following:(i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's plans and results of operations will be affected by the Company's ability to manage its growth, accounts receivable and inventory; and (iii) other risks and uncertainties as indicated from time to time in the Company's filings with the Securities and Exchange Commission.


18