Form 10-K405, Exhibit 13
period 1998-12-31
BLAIR CORP
filed 1999-03-19
CIK 71525

                                                                    Exhibit 13


CONSOLIDATED STATEMENTS OF INCOME


YEAR ENDED DECEMBER 31                                    1998             1997             1996
----------------------                            ------------     ------------     ------------

Net sales ...................................     $506,803,591     $486,581,737     $544,129,005
Other income-- Note 5 .......................       43,862,320       39,931,577       44,291,914
                                                  ------------     ------------     ------------
                                                   550,665,911      526,513,314      588,420,919

Costs and expenses:
   Cost of goods sold .......................      251,832,019      242,828,539      268,757,869
   Advertising ..............................      132,274,259      128,117,432      141,035,288
   General and administrative ...............      108,567,387       98,352,175      102,209,670
   Provision for doubtful accounts ..........       22,033,466       32,222,092       47,550,310
   Interest .................................        2,116,772        4,102,148        5,524,561
                                                  ------------     ------------     ------------
                                                   516,823,903      505,622,386      565,077,698
                                                  ------------     ------------     ------------
INCOME BEFORE INCOME TAXES ..................       33,842,008       20,890,928       23,343,221

Income taxes--Note 6 ........................       11,553,000        7,637,000        8,617,000
                                                  ------------     ------------     ------------

NET INCOME ..................................     $ 22,289,008     $ 13,253,928     $ 14,726,221
                                                  ============     ============     ============

Basic and diluted earnings per share based on
   weighted average shares outstanding ......            $2.49            $1.45            $1.58
                                                         =====            =====            =====


See accompanying notes.



                REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
-------------------------------------------------------------------------------


Board of Directors and Stockholders
Blair Corporation and Subsidiary

We have audited the accompanying consolidated balance sheets of Blair Corporation and Subsidiary as of December 31, 1998 and 1997 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of Blair Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blair Corporation and Subsidiary at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998 in conformity with generally accepted accounting principles.


                                                         /s/ Ernst & Young LLP


Buffalo, New York
February 1, 1999

CONSOLIDATED BALANCE SHEETS
==========================================================================================


DECEMBER 31                                                        1998               1997
------------------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash ............................................       $  3,211,376       $  3,468,483
   Customer accounts receivable, less
      allowances for doubtful accounts and
      returns of $35,474,323 in 1998 and
      $38,479,888 in 1997 ..........................        158,191,826        157,636,096
   Inventories:
      Merchandise ..................................        102,152,680         68,143,275
      Advertising and shipping supplies ............         12,982,870         10,584,134
                                                           ------------       ------------
                                                            115,135,550         78,727,409

Deferred income taxes -- Note 6 ....................          7,781,000          9,910,000
   Prepaid and refundable federal and state taxes ..         12,455,216          6,499,412
   Prepaid expenses ................................            344,482            391,532
                                                           ------------       ------------
TOTAL CURRENT ASSETS ...............................        297,119,450        256,632,932

PROPERTY, PLANT AND EQUIPMENT
   Land ............................................          1,142,144          1,142,144
   Buildings .......................................         63,433,347         63,263,399
   Equipment .......................................         39,255,983         38,859,725
                                                           ------------       ------------
                                                            103,831,474        103,265,268
   Less allowances for depreciation ................         55,787,582         51,322,255
                                                           ------------       ------------
                                                             48,043,892         51,943,013
TRADEMARKS .........................................            849,380            921,623
                                                           ------------       ------------
TOTAL ASSETS .......................................       $346,012,722       $309,497,568
                                                           ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable -- Note 2 .........................       $ 22,750,000       $ 38,600,000
   Trade accounts payable ..........................         52,135,922         46,358,297
   Advance payments from customers .................          1,182,829          1,393,814
   Accrued expenses -- Note 3 ......................         12,074,736          9,033,411
                                                           ------------       ------------
TOTAL CURRENT LIABILITIES ..........................         88,143,487         95,385,522

DEFERRED INCOME TAXES -- Note 6 ....................          1,368,000          1,683,000

LONG-TERM DEBT -- Note 2 ...........................         30,000,000                -0-

STOCKHOLDERS' EQUITY -- Note 4

   Common Stock without par value:
      Authorized 12,000,000 shares; issued
      10,075,440 shares (including shares held
      in treasury) -- stated value .................            419,810            419,810
   Additional paid-in capital ......................         14,278,828         13,230,251
   Retained earnings ...............................        240,798,008        223,868,940
                                                           ------------       ------------
                                                            255,496,646        237,519,001
   Less 1,168,097 shares in 1998 and 1,067,724
      shares in 1997 of Common Stock in
      treasury -- at cost ..........................         26,756,067         23,161,169
   Less receivable from Employee Stock Purchase Plan          2,239,344          1,928,786
                                                            226,501,235        212,429,046
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY .........       $346,012,722       $309,497,568
                                                           ============       ============


See accompanying notes.

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY


YEAR ENDED DECEMBER 31                                        1998               1997               1996
--------------------------------------------------------------------------------------------------------
COMMON STOCK .....................................    $    419,810       $    419,810       $    419,810

ADDITIONAL PAID-IN CAPITAL:
   Balance at beginning of year ..................      13,230,251         12,928,260         12,372,697
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase
       Plan -- Note 4 ............................       1,025,989            288,303            555,563
   Issuance of Common Stock to
      non-employee directors .....................          22,588             13,688                -0-
                                                      ------------       ------------       ------------
   Balance at end of year ........................      14,278,828         13,230,251         12,928,260

RETAINED EARNINGS:
   Balance at beginning of year ..................     223,868,940        216,068,537        211,588,111
   Net income ....................................      22,289,008         13,253,928         14,726,221
   Cash dividends declared per share --
      $0.60 in 1998; $0.60 in 1997;
      $1.10 in 1996 ..............................      (5,359,940)        (5,453,525)       (10,245,795)
                                                      ------------       ------------       ------------
   Balance at end of year ........................     240,798,008        223,868,940        216,068,537

TREASURY STOCK:
   Balance at beginning of year ..................     (23,161,169)       (19,013,814)       (16,927,008)
   Purchase of 147,573 shares in 1998;
      276,866 shares in 1997; and 120,300 shares..
       in 1996 of Common Stock for treasury ......      (4,001,471)        (4,551,438)        (2,267,655)
    Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase
      Plan-- Note 4 ..............................         393,536            395,646            180,849
    Issuance of 1,500 shares in 1998 and 1997 of
      Common Stock to non-employee directors .....          13,037              8,437                -0-
                                                      ------------       ------------       ------------
    Balance at end of year .......................     (26,756,067)       (23,161,169)       (19,013,814)

RECEIVABLE FROM EMPLOYEE STOCK PURCHASE PLAN:
   Balance at beginning of year ..................      (1,928,786)        (1,803,910)        (1,887,595)
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase
      Plan -- Note 4 .............................        (494,285)          (362,765)          (177,635)
   Repayments ....................................         183,727            237,889            261,320
                                                      ------------       ------------       ------------
   Balance at end of year ........................      (2,239,344)        (1,928,786)        (1,803,910)
                                                      ------------       ------------       ------------

TOTAL STOCKHOLDERS' EQUITY .......................    $226,501,235       $212,429,046       $208,598,883
                                                      ============       ============       ============



See accompanying notes.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS


YEAR ENDED DECEMBER 31                                                    1998              1997              1996
------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income .................................................    $22,289,008      $ 13,253,928      $ 14,726,221
   Adjustments to reconcile net income
      to net cash (used in) provided by operating activities:
      Depreciation and amortization ...........................      4,979,582         5,369,394         5,418,237
      Provision for doubtful accounts .........................     22,033,466        32,222,092        47,550,310
      Provision for deferred income taxes .....................      1,814,000         6,816,000         1,599,000
      Compensation expense for stock awards ...................      1,094,025           375,525           559,538
      Changes in operating assets and liabilities
         providing (using) cash:
            Customer accounts receivable ......................    (22,589,196)        3,913,868       (49,922,884)
            Inventories .......................................    (36,408,141)        9,121,189        (7,455,793)
            Prepaid expenses ..................................         47,050           264,383          (127,624)
            Trade accounts payable ............................      5,777,625         5,860,935        (7,725,784)
            Advance payments from customers ...................       (210,985)          248,432            (9,777)
            Accrued expenses ..................................      3,041,325          (503,070)       (1,859,605)
            Federal and state taxes ...........................     (5,955,804)        3,642,597        (9,501,748)
                                                                   -----------      ------------      ------------
NET CASH (USED IN) PROVIDED BY
   OPERATING ACTIVITIES .......................................     (4,088,045)       80,585,273        (6,749,909)



INVESTING ACTIVITIES
   Purchases of property, plant and equipment .................     (1,008,218)       (3,033,033)       (3,249,030)
                                                                   -----------      ------------      ------------
NET CASH (USED IN) INVESTING ACTIVITIES .......................     (1,008,218)       (3,033,033)       (3,249,030)



FINANCING ACTIVITIES
   Net proceeds (repayments) from bank borrowings .............     14,150,000       (68,400,000)       22,700,000
   Dividends paid .............................................     (5,359,940)       (5,453,525)      (10,245,795)
   Purchase of Common Stock for treasury ......................     (4,001,471)       (4,551,438)       (2,267,655)
   Decrease in notes receivable from
      Employee Stock Purchase Plan ............................         50,567           205,673           260,559
                                                                   -----------      ------------      ------------
NET CASH PROVIDED BY (USED IN)
   FINANCING ACTIVITIES .......................................      4,839,156       (78,199,290)       10,447,109
                                                                   -----------      ------------      ------------


NET (DECREASE) INCREASE IN CASH ................................      (257,107)         (647,050)          448,170
   Cash at beginning of year ..................................      3,468,483         4,115,533         3,667,363
                                                                   -----------      ------------      ------------
CASH AT END OF YEAR ...........................................    $ 3,211,376      $  3,468,483      $  4,115,533
                                                                   ===========      ============      ============

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

REVENUE RECOGNITION

Sales (cash, Blair credit, or third party credit card) are recorded when the merchandise is shipped to the customer. Blair credit sales are made under Easy Payment Plan sales arrangements. Monthly, a provision for potentially doubtful accounts is charged against income based on management's estimate of realization. Any recoveries of bad debts previously written-off are credited back against the allowance for doubtful accounts in the period received. As reported in the balance sheets, the carrying amount, net of allowances for doubtful accounts and returns for customer accounts receivable on Blair credit sales, approximates fair value.

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

RETURNS

A provision for anticipated returns is recorded monthly as a percentage of gross sales based upon historical experience. This provision is charged directly against gross sales to arrive at net sales as reported in the consolidated statements of income. Actual returns are charged against the allowance for returns which is netted against accounts receivable in the balance sheets. The provision for returns charged against income in 1998, 1997 and 1996 amounted to $88,927,593, $94,114,182 and $100,976,722 respectively. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

DOUBTFUL ACCOUNTS

A provision for doubtful accounts is recorded monthly as a percentage of gross sales based upon experience of delinquencies and charge-offs and current credit market conditions. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost of merchandise inventories is determined principally on the last-in, first-out (LIFO) method. Cost of advertising and shipping supplies is determined on the first-in, first-out (FIFO) method. Advertising and shipping supplies include printed advertising material and related mailing supplies for promotional mailings which are generally scheduled to occur within two months. These costs are expensed when mailed. If the FIFO method had been used, inventories would have increased by approximately $7,662,000 and $8,538,000 at December 31, 1998 and 1997,
respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated on the basis of cost. Depreciation has been provided principally by the straight-line method using rates which are estimated to be sufficient to amortize the cost of the assets over their period of usefulness.

TRADEMARKS

Trademarks are stated on the basis of cost. All trademarks are being amortized by the straight-line method for a period of 15 years. Amortization expense amounted to $72,243, $72,244 and $71,852 in 1998, 1997 and 1996, respectively.

EMPLOYEE BENEFITS

The Company's employee benefits include a profit sharing and retirement feature available to all eligible employees. Contributions are dependent on net income of the Company and recognized on an accrual basis of accounting. The contributions to the plan charged against income in 1998, 1997 and 1996 amounted to $2,371,992, $1,407,745 and $1,568,137, respectively.

As part of the same benefit plan, the Company has a contributory savings feature whereby all eligible employees may contribute up to 10% of their annual base salaries. The Company's matching contribution to the plan is based upon a percentage formula as set forth in the plan agreement. The Company's matching contributions to the plan charged against income in 1998, 1997 and 1996 amounted to $1,871,906, $1,852,557 and $1,925,675, respectively.

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

NEW ACCOUNTING PRONOUNCEMENTS

Comprehensive Income

In June 1997, Statement of Financial Accounting Standards No. 130 (SFAS 130), "Comprehensive Income," was issued. SFAS 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 was adopted in the financial statements for the year ended December 31, 1998 and had no impact on the financial statements of the Company.

Disclosures About Segments of an Enterprise and Related Information

In June 1997, Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information," was issued. SFAS 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS 131 was adopted in the financial statements for the year ended December 31, 1998 and had no impact on the financial statements of the Company.

Accounting for the Costs of Computer Software Developed For or Obtained For Internal Use

Statement of Position 98-1, (SOP 98-1) "Accounting for the Costs of Computer Software Developed For or Obtained For Internal Use," requires capitalization of costs to purchase or develop internal use software and amortization of those costs to income over the software's estimated useful life. These costs include external direct costs, payroll and payroll-related costs for employees who are directly associated with the project and interest costs. Training and research and development costs are to be expensed as incurred. Allocations of overhead are not permitted. The SOP is effective for fiscal years beginning after December 15, 1998, on a prospective basis. Management does not believe the adoption of this SOP will have a significant impact on the financial statements of the Company.

CONTINGENCIES

The Company is involved in certain items of litigation, arising in the normal course of business. While it cannot be predicted with certainty, management believes that the outcome will not have a material effect on the Company's financial condition or results of operations.

2. FINANCING ARRANGEMENTS


On November 13, 1998, the Company entered into an amended and restated $95,000,000 Revolving Credit Facility, which expires on November 13, 2001. This agreement replaced the $125,000,000 Revolving Credit facility which expired on November 17, 1998. The interest rate is, at the Company's option, based on a base rate option, swing loan rate option or Euro-rate option as defined in the agreement. The Revolving Credit Facility is unsecured and requires the Company to meet certain covenants as outlined in the agreement. These covenants specifically relate to tangible net worth, maintaining a defined leverage ratio, interest coverage ratio and fixed charge coverage ratio and complying with certain indebtedness restrictions. As of December 31, 1998 and 1997, the Company was in compliance with all the agreement's covenants. At December 31, 1998 and 1997, the Company had borrowed $52,750,000 and $38,600,000, respectively, of which $30,000,000 and $-0- was classified as long-term, respectively.

On January 22, 1999, the Company repurchased 500,000 shares of their Common Stock. The Company used their revolving credit facility to pay for these shares.

Interest paid during 1998, 1997 and 1996 amounted to $2,030,379, $4,186,967 and $5,506,851, respectively. The weighted average interest rate on average debt outstanding was 5.97%, 5.96% and 5.89% for the years ended December 31, 1998, 1997 and 1996, respectively.

Additionally, the Company has available a $25 million line for letters of credit. Outstanding letters of credit amounted to approximately $12,725,000 at December 31, 1998 and related primarily to inventory purchases.


3. ACCRUED EXPENSES

Accrued expenses consist of:
                                                     1998         1997
                                              -----------   ----------
Employee compensation                         $ 7,537,456   $5,674,054
Contribution to Profit Sharing and
   Retirement Plan                              2,371,992    1,407,745
Taxes, other than taxes on income                 524,687      297,457
Other accrued items                             1,640,601    1,654,155
                                              -----------   ----------
                                              $12,074,736   $9,033,411
                                              ===========   ==========

4. EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan (Plan) (amended in 1992) which provides for 400,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Stock Purchase Plan Committee. At December 31, 1998 and 1997, 101,000 and 146,700 shares, respectively, were available to be issued under the Plan. The Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations and Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) in accounting for its Employee Stock Purchase Plan. Compensation expense equals the difference between the exercise price and the market price of the shares at the date of grant. Compensation expense related to these awards amounted to $1,058,400, $353,400, and $559,538 for the years ended December 31, 1998, 1997 and 1996, respectively. A summary of the activity under the Plan is as follows:

                                            1998           1997         1996
                                        --------       --------    ---------
Shares granted and issued                 50,400         49,600       34,700
Grant and issue price per share           $10.50          $7.50        $7.50
Market value per share
   at date of issue                       $31.50        $14.625      $23.625

Shares cancelled and forfeited             4,700          1,050        2,000
Original issue price per share          $7.50 TO       $7.50 to    $13.00 to
                                          $16.00         $16.00       $15.00
Weighted average price per share          $11.75         $11.75       $14.00


5. OTHER INCOME

Other income consists of:
                                     1998                1997                1996
                              -----------         -----------         -----------
Finance charges on time
   payment accounts           $34,006,347         $36,416,174         $42,503,052
Insurance proceeds              2,800,000                 -0-                 -0-
Miscellaneous                   7,055,973           3,515,403           1,788,862
                              -----------         -----------         -----------
                              $43,862,320         $39,931,577         $44,291,914
                              ===========         ===========         ===========


6. INCOME TAXES

The components of income tax expense are as follows:
                                1998          1997          1996
                         -----------    ----------    ----------
Currently payable:
   Federal               $ 8,949,000    $2,012,000    $6,682,000
   State                     790,000    (1,191,000)      336,000
                         -----------    ----------    ----------
                           9,739,000       821,000     7,018,000
Deferred                   1,814,000     6,816,000     1,599,000
                         -----------    ----------    ----------
                         $11,553,000    $7,637,000    $8,617,000
                         ===========    ==========    ==========


The differences between total tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes are as follows:

                                       1998          1997          1996
                                -----------    ----------    ----------
Statutory rate applied to
   pretax income                $11,844,703    $7,311,825    $8,170,127
State income taxes, net
   of federal benefit               643,500       256,100       365,950
Non taxable insurance
   proceeds                        (980,000)          -0-           -0-
Other items                          44,797        69,075        80,923
                                -----------    ----------    ----------
                                $11,553,000    $7,637,000    $8,617,000
                                ===========    ==========    ==========


Components of the deferred tax asset and liability under the liability method as of December 31, 1998 and 1997 are as follows:

                                              1998             1997
                                        ----------       ----------
Current net deferred tax asset:
   Doubtful accounts                    $6,913,000       $6,960,000
   Returns allowance                     1,823,000        2,013,000
   Inventory obsolescence                1,997,000       1,937,000
   Inventory costs                         130,000          778,000
   Vacation pay                          1,399,000        1,321,000
   Advertising costs                    (4,939,000)      (4,113,000)
   Other items                             458,000        1,014,000
                                        ----------       ----------
                                        $7,781,000       $9,910,000
                                        ==========       ==========
Long-term deferred tax liability:
Property, plant and equipment           $1,368,000       $1,683,000
                                        ==========       ==========


Income taxes paid (refunded) during 1998, 1997 and 1996 amounted to $14,985,120, ($2,224,794) and $15,553,202, respectively.

7.  BUSINESS SEGMENT AND CONCENTRATION
    OF BUSINESS RISK

The Company operates as one segment in the business of selling men's and women's fashion wearing apparel and accessories and home product items. The Company's customer base is comprised of individuals throughout the United States and is diverse in both geographic and demographic terms. Advertising is done mainly by means of catalogs and direct mail letters which offer the Company's merchandise.

Sales of the men's and women's fashion wearing apparel and accessories accounted for 88%, 87% and 83% of total 1998, 1997 and 1996 sales, respectively. Home products accounted for the remaining sales volume.

                                                 QUARTERLY RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

     The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1998 and 1997

                                              1998                                                 1997
                                          QUARTER ENDED                                       QUARTER ENDED
                         MARCH         JUNE    SEPTEMBER     DECEMBER         MARCH         JUNE    SEPTEMBER     DECEMBER
                            31           30           30            31           31           30           30           31
                      ------------------------------------------------     -----------------------------------------------
                                                 (THOUSANDS OF DOLLARS, EXCEPT PER SHARE DATA)
NET SALES             $115,887     $126,727     $111,873      $152,317     $110,882     $127,546     $102,810     $145,344
Cost of goods
   sold                 56,915       61,241       57,684        75,992       55,117       63,639       52,630       71,443
Net income               5,518        7,092        2,588         7,090        1,965        3,620        2,256        5,413
Basic and diluted
   earnings
   per share               .61          .80          .29           .79          .21          .40          .25          .59

Quarter ended September 30, 1998 includes non-taxable insurance proceeds of $2.8 million ($.31 per share). Quarter ended December 31, 1998 includes additional net income of $2.7 million ($.31 per share) due to reductions in the provisions for doubtful accounts and returns resulting from improved bad debt and returns experience. Quarter ended December 31, 1997 includes an additional provision for doubtful accounts of $3.1 million (pretax), $.20 net income per share, due to actual bad debt experience exceeding prior estimates.


                                        COMMON STOCK MARKET PRICES AND DIVIDENDS
                                                              DECLARED PER SHARE
--------------------------------------------------------------------------------

The Company's Common Stock is traded on the American Stock Exchange (symbol BL). The number of record holders of the Company's Common Stock at December 31, 1998 was 2,630.

                                         1998                                       1997
                              SALES PRICE          DIVIDENDS             SALES PRICE        DIVIDENDS
                           HIGH          LOW        DECLARED          HIGH           LOW     DECLARED
                           ----          ---        --------          ----           ---     --------
FIRST QUARTER             $23 5/8      $17 1/8        $.15           $20 3/4       $15 3/4      $.15
Second Quarter             32 5/8       20 5/8         .15            17 3/4        13 5/16      .15
Third Quarter              33 1/2       24 13/16       .15            18 1/4        15 1/16      .15
Fourth Quarter             30 1/4       17 1/4         .15            20 1/4        16 5/8       .15

The payment of dividends is not subject to any restrictions. The payment of dividends is dependent on future earnings, capital requirements and financial condition. The Company intends to continue its policy of paying regular cash dividends; however, the company will evaluate its dividend policy on an on-going basis.


                                                         SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

Year Ended December 31                  1998               1997               1996                1995               1994
                                        ----               ----               ----                ----               ----
Net sales                       $506,803,591       $486,581,737       $544,129,005        $560,889,612       $535,792,222
Net income                        22,289,008         13,253,928         14,726,221          25,267,910         37,678,710
Total assets                     346,012,722        309,497,568        368,757,108         353,333,548        288,881,909
Long-term debt                    30,000,000                 -0-        80,000,000          80,000,000                 -0-
Per share:
   Basic and diluted
       earnings                         2.49               1.45               1.58                2.72               4.07
   Cash dividends
      declared                           .60                .60               1.10                2.30               2.05

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
================================================================================


RESULTS OF OPERATIONS

   COMPARISON OF 1998 AND 1997

      Net income for 1998 increased 68% as compared to 1997. The year 1998 was favorably impacted by improving bad debt and return experience and by non-recurring insurance proceeds of $2,800,000, $.31 per share.

      Net sales for 1998 were 4.2% higher than net sales for 1997. Response rates overall were slightly better in 1998 than in 1997. Total advertising volume was slightly higher in 1998. Gross sales revenue generated per advertising dollar was approximately the same in both 1998 and 1997. The total number of orders shipped increased while the average order size remained approximately the same in 1998 as compared to 1997. Returns as a percentage of adjusted gross sales improved to 15.1% in 1998 from 16.4% in 1997. A change in return policy was primarily responsible for the improvement in the returns percentage.

      Other income increased 9.8% in 1998 as compared to 1997. Insurance proceeds and commissions earned more than offset the drop in finance charges resulting from strengthened credit procedures. Insurance proceeds of $2,800,000 were the result of the Company-owned term life policy on John L. Blair, former President and Chairman of the Company. Mr. Blair died on August 29, 1998.

      Cost of goods sold as a percentage of net sales decreased to 49.7% in 1998 from 49.9% in 1997. The improvement in returns was primarily responsible for lower cost of goods in 1998.

      Advertising expense in 1998 increased 3.2% from 1997. The increase in catalog mailings was responsible for the higher advertising expense.

      The total number of catalog mailings released in 1998 was 27% higher than in 1997 (128.2 million vs. 100.7 million). Catalogs have been the primary advertising format for Home Products for over four years. The Company began full release, to both customers and prospects, of Menswear catalogs in September 1996 and Womenswear catalogs in March 1997. Catalog mailings from all three product lines, including combined product line offerings, are continually reviewed as to mailing frequency, page density, product content, number of pages and trim size.

      The total number of circular letter mailings released in 1998 was 22% less than in 1997 (88.5 million vs. 114.0 million). Circular letter mailings have decreased due to the expansion of catalog advertising.

      Total volume of the co-op and media advertising programs decreased 4% in 1998 as compared to 1997 (1.41 billion vs. 1.47 billion).

      General and administrative expense increased 10.4% in 1998 as compared to 1997. The higher general and administrative expense was primarily the result of a 9.8% increase in wages and benefits and the costs associated with implementing and maintaining expanded database capabilities in marketing, credit management and advertising. The higher wages and benefits resulted from normal pay increases, an increase in the number of employees and increases in net income related benefits.

      The provision for doubtful accounts as a percentage of credit sales was 35% lower in 1998 as compared to 1997. The estimated provision for doubtful accounts is based on current expectations, sales mix (prospect/customer) and prior years' experience. Due to improvement in the delinquency and charge-off rates in 1998, the estimated bad debt rate for 1998 credit sales and finance charges has been lowered slightly. 1997 included an additional provision for doubtful accounts of $8.3 million (pretax), $.52 net income per share. At December 31, 1998, the allowance for doubtful accounts as a percentage of delinquencies was 5.3% higher than at December 31, 1997. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. The Company has continued to strengthen its credit procedures. Revised credit granting and collection policies have resulted in turning down more bad credit risks and in shortening and strengthening the collection cycle. Credit granting, collection and behavior models continue to gain effectiveness and, along with expanding database capabilities, should provide valuable credit marketing opportunities.

      Interest expense decreased 48% in 1998 as compared to 1997. Interest expense results primarily from the Company's borrowings necessary to finance customer accounts receivable and inventories. While customer accounts receivable have changed little as of December 31, 1998 ($158.2 million) and December 31, 1997 ($157.6 million), inventories have grown 46% ($115.1 million vs. $78.7 million). Average borrowings outstanding have been lower in 1998 ($34.9 million vs. $66.5 million), but inventory growth has caused higher borrowings outstanding at year-end 1998 than at year-end 1997.

      Income taxes as a percentage of income before income taxes were 34.1% in 1998 and 36.6% in 1997. The federal income tax rate was 35% in both years. The reduction in the total tax rate in 1998 was due to the non-taxable insurance proceeds ($2,800,000).

   COMPARISON OF 1997 AND 1996

      Net income for 1997 decreased 10.0% as compared to 1996. The year 1997 was negatively impacted by lower net sales and deteriorating bad debt experience.

      Net sales for 1997 were 10.6% lower than 1996 net sales. Sales declined in 1997 due to a reduction in the volume of advertising mail, tightened credit management and elimination of high-dollar, high-credit-risk electronics items in the Home Products line. Advertising mail volume was reduced as a result of the elimination of pre-approved credit offers to prospects and, to a lesser extent, the early stage implementation of mail stream optimization and segmentation. Response rates were mixed - reduced by tighter credit management, improved by mail stream optimization and segmentation - but remained about the same overall. Gross sales revenue generated per advertising dollar decreased 1.7%. In 1997, the average order size ($60) remained approximately the same but the total number of orders shipped dropped (reduction in advertising) as compared to 1996. Returns as a percentage of adjusted gross sales increased to 16.4% in 1997 from 15.7% in 1996. Returns are higher on Blair Credit (Easy Payment Plan) and credit card sales and these sales (combined) grew to 71% of gross mail order sales in 1997 from 68% in 1996. Returns are also higher on Womenswear sales and Womenswear sales grew to 65% of gross mail order sales in 1997 from 59% in 1996.

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

      The total number of catalog mailings released in 1997 was 67% higher than in 1996 (100.7 million vs. 60.3 million). The catalog has been the primary advertising format for Home Products for over three years. The Company released initial test mailings of Menswear catalogs in July 1995 and began full mailings to prospects and customers in September 1996. The Company released initial test mailings of Womenswear catalogs in January 1996 and began full mailings in the first quarter of 1997. The increased catalog volume and lower paper prices resulted in a net catalog mailing cost increase of $18,523,000 over 1996. Catalog mailings from all three product lines, including combined line offerings, are continually reviewed as to mailing frequency, page density, product mix, number of pages and trim size.

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

      General and administrative expense decreased 3.8% in 1997 as compared to 1996. The lower general and administrative expense was primarily the result of declines in wages and benefits and in professional service fees. Wages and benefits were down due to a 4.9% drop in the average number of employees in 1997 as compared to 1996. The Company's study of its existing marketing programs, in support of the strategic plan to target the "over 40 low-to-moderate income" market, is coming to a conclusion and thus professional service fees have declined.

      The provision for doubtful accounts as a percentage of credit sales was 1.9% lower in 1997 as compared to 1996. A reduction in the provision due to lower credit sales and finance charges was nearly offset by an additional provision due to actual bad debt experience exceeding prior estimates. Credit sales decreased 27% and finance charges decreased 14% in comparison to 1996. The estimated provision for doubtful accounts is based on current expectations, sales mix (prospect/customer) and prior years' experience. Due to increases in the delinquency and charge-off rates experienced in 1997 on prior receivables, 1997 included an additional provision for doubtful accounts of $8.3 million (pretax), $.52 net income per share. Due to increases in the delinquency and charge-off rates experienced in 1996 on prior receivables, 1996 included an additional provision for doubtful accounts of $11.5 million (pre-tax), $.71 net income per share. The 1997 provision for doubtful accounts increased the allowance for doubtful accounts to a higher percentage of delinquencies at year-end 1997 than at year-end 1996. Recoveries of bad debts previously charged off, which more than doubled in 1997 over 1996, have been credited back against the allowance for doubtful accounts. The Company, having previously completed a study of its credit policies, continues to implement improved credit policies. Revised credit granting and collection policies already implemented have resulted in turning down more bad credit risks and in shortening and strengthening the collection cycle. After some delay, credit granting models addressing prospects (first-time buyers) were implemented in mid-September and early-October 1997. Plans for the first quarter of 1998 include the implementation of behavior and collection models to further strengthen credit procedures. The full impact of the credit policies is not likely to be realized until later in 1998.

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



LIQUIDITY AND SOURCES OF CAPITAL
--------------------------------------------------------------------------------

      All working capital and cash requirements were met. In November 1998, the Company entered into an amended and restated $95,000,000 Revolving Credit Facility, which expires on November 13, 2001. This agreement replaced the $125,000,000 Revolving Credit Facility which expired on November 17, 1998. The unsecured Revolving Credit Facility requires the Company to meet certain covenants, and as of December 31, 1998 the Company was in compliance with all the covenants. Borrowings outstanding at December 31, 1998 were $52,750,000 of which $30,000,000 was classified as long-term. Borrowings outstanding at December 31, 1997 were $38,600,000, all classified as current.

      The ratio of current assets to current liabilities was 3.37 at December 31, 1998, 2.69 at December 31, 1997 and 4.01 at December 31, 1996. Working
capital increased $47,728,553 in 1998 primarily due to increases in long-term debt and net income. Working capital decreased $74,129,476 in 1997 due to the reduction in long-term debt. The 1998 increase was primarily reflected in increased inventories and decreased notes payable. The 1997 decrease was primarily reflected in decreased customer accounts receivable, inventories, deferred income taxes and prepaid federal and state taxes and increased notes payable and trade accounts payable.

      Merchandise inventory turnover was 2.4 in 1998, 2.6 in 1997 and 2.9 in 1996. Merchandise inventory as of December 31, 1998 increased 49.9% from December 31, 1997 and 37.0% from December 31, 1996. Inventory levels have been impacted by the transition to a larger catalog operation and by the continuing effort to improve customer service. The Company's new catalog inventory management system is not yet fully operational.

      The Company operates as one business segment consisting of three product lines. Home Products net sales as a percentage of total net sales were 13.9 % ($70.3 million) in 1998, 13.4% ($65.3 million) in 1997 and 17.3% ($94.1 million)
in 1996. Menswear net sales were 24.0% ($121.6 million) in 1998, 23.2% ($112.7 million) in 1997 and 25.1% ($136.5 million) in 1996. Womenswear net sales were 62.1% ($314.9 million) in 1998, 63.4% ($308.5 million) in 1997 and 57.6% ($313.5 million) in 1996. Home Products inventory totaled $18.2 million at December 31, 1998, $6.8 million at December 31, 1997 and $18.5 million at December 31, 1996. Menswear inventory was $26.6 million at December 31, 1998, $17.6 million at December 31, 1997 and $21.6 million at December 31, 1996. Womenswear inventory was $57.4 million at December 31, 1998, $43.7 million at December 31, 1997 and $34.4 million at December 31, 1996.

      The Company has added new facilities, modernized its existing facilities and acquired new cost saving equipment during the last several years. Capital expenditures for property, plant and equipment totaled $1,008,218, $3,033,033 and $3,249,030 during 1998, 1997 and 1996. Capital expenditures for 1999, 2000 and 2001 are projected to be approximately $5,000,000 a year in order to support the Company's marketing strategy. The increased capital expenditures will result primarily from expanding database capabilities in target marketing, credit management and mail stream optimization. Delays in the database project kept capital expenditures well below projected levels in 1998.

      In August 1995, the Company's second call center was opened in Erie, Pennsylvania. A 75% expansion of the Erie Call Center was completed in September 1996. A third call center, located in Franklin, Pennsylvania, was added in January 1997. Further expansion and refinement of all three call centers - Warren, Erie and Franklin - was completed by September 1997. See "Future Considerations."

      The Company recently declared a quarterly dividend of $.15 per share payable on March 15, 1999. It is the Company's intent to continue paying dividends; however, the Company will evaluate its dividend practice on an on-going basis. See "Future Considerations."

      The Company has, from the fourth quarter of 1996 to the present, repurchased on the open market 544,739 shares of its common stock. In January 1999, the Company repurchased 500,000 shares of its common stock from the Estate of John L. Blair. The Company intends to repurchase approximately 100,000 additional shares from John Blair's Estate in March 1999.

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


IMPACT OF INFLATION AND CHANGING PRICES
--------------------------------------------------------------------------------

      Although inflation has moderated in our economy, the Company is continually seeking ways to cope with its impact. To the extent permitted by competition, increased costs are passed on to customers by selectively increasing selling prices over a period of time. Profit margins have been pressured by paper cost and postal rate increases. Paper prices have fluctuated since 1994 - reached their high point at 1995 year-end, retreated below 1995 levels during the third quarter of 1996, reached their low point during the first quarter of 1997, increased quarterly throughout the rest of 1997 and the first quarter of 1998, decreased in late 1998 and decreased in early 1999. Overall, paper prices were lower in 1997 than in 1996, were higher in 1998 than in 1997 and, based on current trends, are expected to be lower in 1999 than in 1998. Postal rates increased in 1995, increased again in 1996 (slight increase due to the USPS Classification Reform) and increased again on January 10, 1999. The Company's estimate is that the January 10, 1999 postal rate increase will increase the Company's 1999 postage bill by approximately 4.7%.

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


ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

      In June 1997, Statement of Financial Accounting standards No. 130, "Comprehensive Income," was issued. Statement No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general purpose financial statements. The Company adopted Statement No. 130 in the 1998 financial statements, and the adoption had no impact on the Company's financial statements.

      In June 1997, Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information," was issued. Statement No. 131 establishes standards for the way that a public enterprise reports information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to stockholders. The Company adopted Statement No. 131 in the 1998 financial statements, and the adoption had no impact on the Company's financial statements.

      In March 1998, Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was issued. SOP 98-1 requires capitalization of costs to purchase or develop internal use software and amortization of those costs to income over the software's estimated useful life. The SOP is effective for fiscal years beginning after December 15, 1998. The Company believes that adoption of SOP 98-1 will not have a significant impact on its financial statements.


FUTURE CONSIDERATIONS
--------------------------------------------------------------------------------

      The Company is faced with the ever-present challenge of maintaining and expanding the customer file. This involves the acquisition of new customers (prospects), the conversion of new customers to established customers (active repeat buyers) and the retention and/or reactivation of established customers. These actions are vital in growing the business but are being impacted by increased operating costs and a declining labor pool and by increased competition in the retail sector, high levels of consumer debt and erratic consumer response rates.

      A prime aspect of the Company's marketing strategy involves targeting customers in the "over 40, low-to-moderate income" market. This redefinition of our target customer from "over 50" to "over 40" has been made possible by the ability of our catalog advertising to reach younger buyers within our traditional list sources. This market, though younger in age than our traditional customer file, is the fastest growing segment of the population. Success of the marketing strategy requires investment in database management, operating systems, prospecting programs, catalog marketing, telephone call centers, and, possibly, a second distribution center. Management believes that these investments should improve Blair Corporation's position in new and existing markets and provide opportunities for future earnings growth.


IMPACT OF YEAR 2000
--------------------------------------------------------------------------------

      Some of the Company's older computer programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. This could cause a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

      The Company has completed an assessment of its IT systems and has been modifying or replacing portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The total Year 2000 project cost is estimated at $700,000 to $850,000 all of which will be expensed as incurred. To date, the Company has incurred and expensed approximately $525,000.

      The project is estimated to be completed not later than September 30, 1999, which is prior to any anticipated impact on its operating systems. The Company believes that with modification to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its computer systems. At this time, all software has been modified and/or converted but has not been fully tested - testing is approximately 70% complete. However, if the software installations are not completed timely, the Year 2000 Issue could have a material impact on the operations of the Company. Operations could be disrupted or stopped for some period of time. Should this occur, the Company would direct all available resources at the situation in order to resolve it in as short a time as possible.

      The Company has initiated formal communications with all of its significant suppliers (includes suppliers of non IT systems) to determine the extent to which the Company's interface systems are vulnerable to those third parties' failure to remediate their own Year 2000 Issues. The Company has received favorable response from nearly all of these suppliers, however, there is no guarantee that the systems of suppliers on which the Company relies will be timely converted and would not have an adverse effect on the Company's systems. Non-responding and/or non-compliant suppliers are being further assessed by the Company.

      The costs of the project and the date on which the Company believes it will complete the Year 2000 modifications are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of certain resources and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ materially from those anticipated. Specific factors that might cause such material differences include, but are not limited to, the availability and cost of personnel trained in this area, the ability to locate and correct all relevant computer codes and similar uncertainties.


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