Form 10-K, Exhibit 13
period 1999-12-31
BLAIR CORP
filed 2000-03-17
CIK 71525

                                                                      Exhibit 13


Consolidated Statements of Income

YEAR ENDED DECEMBER 31                                             1999           1998           1997
-----------------------------------------------------------------------------------------------------
Net sales ..............................................   $522,197,334   $506,803,591   $486,581,737
Other income--Note 5 ...................................     40,686,195     43,862,320     39,931,577
                                                           ------------   ------------   ------------
                                                            562,883,529    550,665,911    526,513,314

Costs and expenses:
   Cost of goods sold ..................................    269,460,019    251,832,019    242,828,539
   Advertising .........................................    134,892,301    132,274,259    128,117,432
   General and administrative ..........................    109,340,500    108,567,387     98,352,175
   Provision for doubtful accounts .....................     22,468,075     22,033,466     32,222,092
   Interest ............................................      2,557,945      2,116,772      4,102,148
                                                           ------------   ------------   ------------
                                                            538,718,840    516,823,903    505,622,386
                                                           ------------   ------------   ------------
INCOME BEFORE INCOME TAXES .............................     24,164,689     33,842,008     20,890,928

Income taxes--Note 6 ...................................      8,852,000     11,553,000      7,637,000
                                                           ------------   ------------   ------------
NET INCOME .............................................   $ 15,312,689   $ 22,289,008   $ 13,253,928
                                                           ============   ============   ============
Basic and diluted earnings per share based on
   weighted average shares outstanding .................          $1.84          $2.49          $1.45
                                                                  =====          =====          =====

See accompanying notes.



Report of Ernst & Young LLP,
Independent Auditors


        Board of Directors and Stockholders
        Blair Corporation and Subsidiary

        We have audited the accompanying consolidated balance sheets of Blair Corporation and Subsidiary as of December 31, 1999 and 1998 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Blair Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blair Corporation and Subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


                                             /s/ Ernst & Young LLP


        Buffalo, New York
        February 2, 2000

Consolidated Balance Sheets

DECEMBER 31                                                                  1999               1998
----------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash ......................................................       $  1,625,236       $  3,211,376
   Customer accounts receivable, less
      allowances for doubtful accounts and
      returns of $37,920,826 in 1999 and
      $35,474,323 in 1998 ....................................        165,829,079        158,191,826
   Inventories:
      Merchandise ............................................         68,408,229        102,152,680
      Advertising and shipping supplies ......................         11,639,598         12,982,870
                                                                     ------------       ------------
                                                                       80,047,827        115,135,550
   Deferred income taxes--Note 6 .............................          9,234,000          7,781,000
   Prepaid and refundable federal and state taxes ............          7,487,288         12,455,216
   Prepaid expenses ..........................................          1,068,936            344,482
                                                                     ------------       ------------
TOTAL CURRENT ASSETS .........................................        265,292,366        297,119,450
PROPERTY, PLANT AND EQUIPMENT
   Land ......................................................          1,142,144          1,142,144
   Buildings .................................................         63,583,170         63,433,347
   Equipment .................................................         42,550,368         39,255,983
                                                                     ------------       ------------
                                                                      107,275,682        103,831,474
   Less allowances for depreciation ..........................         60,390,643         55,787,582
                                                                     ------------       ------------
                                                                       46,885,039         48,043,892

TRADEMARKS ...................................................            777,137            849,380
                                                                     ------------       ------------
TOTAL ASSETS .................................................       $312,954,542       $346,012,722
                                                                     ============       ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Notes payable--Note 2 .....................................       $ 11,800,000       $ 22,750,000
   Trade accounts payable ....................................         53,245,921         52,135,922
   Advance payments from customers ...........................          2,058,651          1,182,829
   Accrued expenses--Note 3 ..................................         10,742,545         12,074,736
                                                                     ------------       ------------
TOTAL CURRENT LIABILITIES ....................................         77,847,117         88,143,487
DEFERRED INCOME TAXES--Note 6 ................................          1,130,000          1,368,000
LONG-TERM DEBT--Note 2 .......................................         10,000,000         30,000,000
STOCKHOLDERS' EQUITY--Note 4 Common Stock without par value:
      Authorized 12,000,000 shares; issued
      10,075,440 shares (including shares held
      in treasury)--stated value .............................            419,810            419,810
   Additional paid-in capital ................................         14,625,722         14,278,828
   Retained earnings .........................................        251,163,905        240,798,008
                                                                     ------------       ------------
                                                                      266,209,437        255,496,646
   Less 1,917,574 shares in 1999 and 1,168,097
      shares in 1998 of Common Stock in
      treasury--at cost ......................................         39,829,081         26,756,067
   Less receivable from Employee Stock Purchase Plan .........          2,402,931          2,239,344
                                                                     ------------       ------------
                                                                      223,977,425        226,501,235
                                                                     ------------       ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...................       $312,954,542       $346,012,722
                                                                     ============       ============


See accompanying notes,

Consolidated Statements of Stockholders' Equity

YEAR ENDED DECEMBER 31                                                   1999                 1998                 1997
-----------------------------------------------------------------------------------------------------------------------
COMMON STOCK ...............................................    $     419,810        $     419,810        $     419,810

ADDITIONAL PAID-IN CAPITAL:
   Balance at beginning of year ............................       14,278,828           13,230,251           12,928,260
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase
      Plan--Note 4 .........................................          334,894            1,025,989              288,303
   Issuance of Common Stock to
      non-employee directors ...............................           12,000               22,588               13,688
                                                                -------------        -------------        -------------
   Balance at end of year ..................................       14,625,722           14,278,828           13,230,251

RETAINED EARNINGS:
   Balance at beginning of year ............................      240,798,008          223,868,940          216,068,537
   Net income ..............................................       15,312,689           22,289,008           13,253,928
   Cash dividends declared per share--
      $0.60 in 1999, 1998 and 1997 .........................       (4,946,792)          (5,359,940)          (5,453,525)
                                                                -------------        -------------        -------------
   Balance at end of year ..................................      251,163,905          240,798,008          223,868,940

TREASURY STOCK:
   Balance at beginning of year ............................      (26,756,067)         (23,161,169)         (19,013,814)
   Purchase of 808,127 shares in 1999;
      147,573 shares in 1998; and 276,866 shares
      in 1997 of Common Stock for treasury .................      (13,847,120)          (4,001,471)          (4,551,438)
    Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase
      Plan--Note 4 .........................................          759,762              393,536              395,646
    Issuance of 1,500 shares in 1999, 1998 & 1997 of
      Common Stock to non-employee directors ...............           14,344               13,037                8,437
                                                                -------------        -------------        -------------
    Balance at end of year .................................      (39,829,081)         (26,756,067)         (23,161,169)

RECEIVABLE FROM EMPLOYEE STOCK PURCHASE PLAN:
   Balance at beginning of year ............................       (2,239,344)          (1,928,786)          (1,803,910)
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase
      Plan--Note 4 .........................................         (371,551)            (494,285)            (362,765)
   Repayments ..............................................          207,964              183,727              237,889
                                                                -------------        -------------        -------------
   Balance at end of year ..................................       (2,402,931)          (2,239,344)          (1,928,786)
                                                                -------------        -------------        -------------
TOTAL STOCKHOLDERS' EQUITY .................................    $ 223,977,425        $ 226,501,235        $ 212,429,046
                                                                =============        =============        =============



See accompanying notes.

Consolidated Statements of Cash Flows


YEAR ENDED DECEMBER 31                                                     1999                 1998                1997
------------------------------------------------------------------------------------------------------------------------

OPERATING ACTIVITIES
   Net income ...............................................       $ 15,312,689        $ 22,289,008        $ 13,253,928
   Adjustments to reconcile net income
      to net cash provided by (used in) operating activities:
      Depreciation and amortization .........................          5,073,618           4,979,582           5,369,394
      Provision for doubtful accounts .......................         22,468,075          22,033,466          32,222,092
      Provision for deferred income taxes ...................         (1,691,000)          1,814,000           6,816,000
      Compensation expense for stock awards .................            830,850           1,094,025             375,525
      Changes in operating assets and liabilities
         providing (using) cash:
            Customer accounts receivable ....................        (30,105,328)        (22,589,196)          3,913,868
            Inventories .....................................         35,087,723         (36,408,141)          9,121,189
            Prepaid expenses ................................           (724,454)             47,050             264,383
            Trade accounts payable ..........................          1,109,999           5,777,625           5,860,935
            Advance payments from customers .................            875,822            (210,985)            248,432
            Accrued expenses ................................         (1,332,191)          3,041,325            (503,070)
            Federal and state taxes .........................          4,967,928          (5,955,804)          3,642,597
                                                                    ------------        ------------        ------------
NET CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES .....................................         51,873,731          (4,088,045)         80,585,273



INVESTING ACTIVITIES
   Purchases of property, plant and equipment ...............         (3,842,522)         (1,008,218)         (3,033,033)
                                                                    ------------        ------------        ------------
NET CASH USED IN INVESTING ACTIVITIES .......................         (3,842,522)         (1,008,218)         (3,033,033)



FINANCING ACTIVITIES
   Net (repayments of) proceeds from bank borrowings ........        (30,950,000)         14,150,000         (68,400,000)
   Dividends paid ...........................................         (4,946,792)         (5,359,940)         (5,453,525)
   Purchase of Common Stock for treasury ....................        (13,847,120)         (4,001,471)         (4,551,438)
   Decrease in notes receivable from
      Employee Stock Purchase Plan ..........................            126,563              50,567             205,673
                                                                    ------------        ------------        ------------
NET CASH (USED IN) PROVIDED BY
   FINANCING ACTIVITIES .....................................        (49,617,349)          4,839,156         (78,199,290)
                                                                    ------------        ------------        ------------


NET DECREASE IN CASH ........................................         (1,586,140)           (257,107)           (647,050)
   Cash at beginning of year ................................          3,211,376           3,468,483           4,115,533
                                                                    ------------        ------------        ------------
CASH AT END OF YEAR .........................................       $  1,625,236        $  3,211,376        $  3,468,483
                                                                    ============        ============        ============


See accompanying notes.

Notes to Consolidated Financial Statements


1. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------

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

RETURNS
A provision for anticipated returns is recorded monthly as a percentage of gross sales based upon historical experience. This provision is charged directly against gross sales to arrive at net sales as reported in the consolidated statements of income. Actual returns are charged against the allowance for returns which is netted against accounts receivable in the balance sheet. The provision for returns charged against income in 1999, 1998 and 1997 amounted to $83,262,638, $88,927,593 and $94,114,182, respectively. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

DOUBTFUL ACCOUNTS
A provision for doubtful accounts is recorded monthly as a percentage of gross sales based upon experience of delinquencies and charge-offs and current credit market conditions. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

INVENTORIES
Inventories are valued at the lower of cost or market. Cost of merchandise inventories is determined principally on the last-in, first-out (LIFO) method. Cost of advertising and shipping supplies is determined on the first-in, first-out (FIFO) method. Advertising and shipping supplies include printed advertising material and related mailing supplies for promotional mailings which are generally scheduled to occur within two months. These costs are expensed when mailed. If the FIFO method had been used, inventories would have increased by approximately $7,869,000 and $7,662,000 at December 31, 1999 and 1998,
respectively.

PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment is stated on the basis of cost. Depreciation has been provided principally by the straight-line method using rates which are estimated to be sufficient to amortize the cost of the assets over their period of usefulness.

TRADEMARKS
Trademarks are stated on the basis of cost. All trademarks are being amortized by the straight-line method for a period of 15 years. Amortization expense amounted to $72,243 in 1999, 1998 and 1997.

EMPLOYEE BENEFITS
The Company's employee benefits include a profit sharing and retirement feature available to all eligible employees. Contributions are dependent on net income of the Company and recognized on an accrual basis of accounting. The contributions to the plan charged against income in 1999, 1998 and 1997 amounted to $1,630,652, $2,371,992 and $1,407,745, respectively.

As part of the same benefit plan, the Company has a contributory savings feature whereby all eligible employees may contribute up to 10% of their annual base salaries. The Company's matching contribution to the plan is based upon a percentage formula as set forth in the plan agreement. The Company's matching contributions to the plan charged against income in 1999, 1998 and 1997 amounted to $1,940,441, $1,871,906 and $1,852,557, respectively.

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

NEW ACCOUNTING PRONOUNCEMENTS
Accounting for the Costs of Computer Software Developed For or Obtained For Internal Use Statement of Position 98-1, (SOP 98-1) "Accounting for the Costs of Computer Software Developed For or Obtained For Internal Use," requires capitalization of costs to purchase or develop internal use software and amortization of those costs to income over the software's estimated useful life. These costs include external direct costs, payroll and payroll-related costs for employees who are directly associated with the project, and interest costs. Training and research and development costs are to be expensed as incurred. Allocations of overhead are not permitted. The SOP was adopted prospectively on January 1, 1999 and did not have a significant impact on the financial statements of the Company.

Accounting for Derivative Instruments and Hedging Activities The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," which is required to be adopted in years beginning after June 15, 2000. The Company expects to adopt the new statement effective January 1, 2001. The statement will require the Company to recognize all derivatives on the balance sheet at fair value. The Company has historically not invested in derivative instruments, and management believes the adoption of this statement will have no impact on the financial statements of the Company.

CONTINGENCIES
The Company is involved in certain items of litigation, arising in the normal course of business. While it cannot be predicted with certainty, management believes that the outcome will not have a material effect on the Company's financial condition or results of operations.

2. FINANCING ARRANGEMENTS
--------------------------------------------------------------------------------

On November 13, 1998, the Company entered into an amended and restated $95,000,000 Revolving Credit Facility, which expires on November 13, 2001. This agreement replaced the $125,000,000 Revolving Credit facility which expired on November 17, 1998. The interest rate is, at the Company's option, based on a base rate option, swing loan rate option or Euro-rate option as defined in the agreement. The Revolving Credit Facility is unsecured and requires the Company to meet certain covenants as outlined in the agreement. These covenants specifically relate to tangible net worth, maintaining a defined leverage ratio, interest coverage ratio, and fixed charge coverage ratio, and complying with certain indebtedness restrictions. As of December 31, 1999 and 1998, the Company was in compliance with all the agreement's covenants. At December 31, 1999 and 1998, the Company had borrowed $21,800,000 and $52,750,000, respectively, of which $10,000,000 and $30,000,000 was classified as long-term, respectively.

Interest paid during 1999, 1998 and 1997 amounted to $2,558,409, $2,030,379 and $4,186,967, respectively. The weighted average interest rate on average debt outstanding was 5.77%, 5.97% and 5.96% for the years ended December 31, 1999, 1998 and 1997, respectively.

Additionally, the Company has available a $25 million line for letters of credit. Outstanding letters of credit amounted to approximately $10,123,568 at December 31, 1999 and related primarily to inventory purchases.




3. ACCRUED EXPENSES
--------------------------------------------------------------------------------

Accrued expenses consist of:
                                                1999            1998
                                         -----------     -----------
Employee compensation                    $ 7,145,761     $ 7,537,456
Contribution to Profit Sharing and
   Retirement Plan                         1,630,652       2,371,992
Taxes, other than taxes on income            285,775         524,687
Other accrued items                        1,680,357       1,640,601
                                         -----------     -----------
                                         $10,742,545     $12,074,736
                                         ===========     ===========
4. EMPLOYEE STOCK PURCHASE PLAN
--------------------------------------------------------------------------------

The Company has an Employee Stock Purchase Plan (Plan) (amended in 1992) which provides for 400,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Stock Purchase Plan Committee. At December 31, 1999 and 1998, 43,850 and 101,000 shares, respectively, were available to be issued under the Plan. The Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations and Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) in accounting for its Employee Stock Purchase Plan. Compensation expense equals the difference between the exercise price and the market price of the shares at the date of grant. Compensation expense related to these awards amounted to $804,506, $1,058,400 and $353,400 for the years ended December 31, 1999, 1998 and 1997, respectively. A summary of the activity under the Plan is as follows:


                                            1999        1998       1997
                                        --------    --------   --------
Shares granted and issued                 60,150      50,400     49,600
Grant and issue price per share            $6.50      $10.50      $7.50
Market value per share
   at date of issue                      $19.875      $31.50    $14.625

Shares cancelled and forfeited             3,000       4,700      1,050
Original price per share                $7.50 to    $7.50 to   $7.50 to
                                          $16.00      $16.00     $16.00
Weighted average price per share          $11.75      $11.75     $11.75


5. OTHER INCOME
--------------------------------------------------------------------------------

Other income consists of:
                                           1999          1998          1997
                                    -----------   -----------   -----------
Finance charges on time
   payment accounts                 $33,906,734   $34,006,347   $36,416,174
Insurance proceeds                          -0-     2,800,000           -0-
Miscellaneous                         6,779,461     7,055,973     3,515,403
                                    -----------   -----------   -----------
                                    $40,686,195   $43,862,320   $39,931,577
                                    ===========   ===========   ===========


6. INCOME TAXES
--------------------------------------------------------------------------------

The components of income tax expense are as follows:

                                      1999            1998           1997
                               -----------     -----------    -----------
Currently payable:
   Federal                     $ 9,710,000     $ 8,949,000    $ 2,012,000
   State                           833,000         790,000     (1,191,000)
                               -----------     -----------    -----------
                                10,543,000       9,739,000        821,000
Deferred                        (1,691,000)      1,814,000      6,816,000
                               -----------     -----------    -----------
                               $ 8,852,000     $11,553,000    $ 7,637,000
                               ===========     ===========    ===========

The differences between total tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes are as follows:

                                        1999            1998           1997
                                  ----------     -----------     ----------
Statutory rate applied to
   pretax income                  $8,457,641     $11,844,703     $7,311,825
State income taxes, net
   of federal benefit                375,700         643,500        256,100
Non taxable insurance
   proceeds                              -0-        (980,000)           -0-
Other items                           18,659          44,797         69,075
                                  ----------     -----------     ----------
                                  $8,852,000     $11,553,000     $7,637,000
                                  ==========     ===========     ==========

Components of the deferred tax asset and liability under the liability method as of December 31, 1999 and 1998 are as follows:

                                              1999             1998
                                       -----------      -----------
Current net deferred tax asset:
   Doubtful accounts                   $ 9,142,000      $ 6,913,000
   Returns allowance                     1,582,000        1,823,000
   Inventory obsolescence                1,551,000        1,997,000
   Inventory costs                      (1,166,000)         130,000
   Vacation pay                          1,440,000        1,399,000
   Advertising costs                    (4,412,000)      (4,939,000)
   Other items                           1,097,000          458,000
                                       -----------      -----------
                                       $ 9,234,000      $ 7,781,000
                                       ===========      ===========
Long-term deferred tax liability:
   Property, plant and equipment       $ 1,130,000      $ 1,368,000
                                       ===========      ===========

Income taxes paid (refunded) during 1999, 1998 and 1997 amounted to $6,161,685, $14,985,120 and ($2,224,794), respectively.


7.  BUSINESS SEGMENT AND CONCENTRATION
    OF BUSINESS RISK
--------------------------------------------------------------------------------

The Company operates as one segment in the business of selling men's and women's fashion wearing apparel and accessories and home furnishing items. The Company's customer base is comprised of individuals throughout the United States and is diverse in both geographic and demographic terms. Advertising is done mainly by means of catalogs and direct mail letters which offer the Company's merchandise.

Sales of the men's and women's fashion wearing apparel and accessories accounted for 86%, 88% and 87% of total 1999, 1998 and 1997 sales, respectively. Home products accounted for the remaining sales volume.

Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 1999 and 1998.


                                             1999                                                 1998
                                         QUARTER ENDED                                        Quarter Ended

                         March         June     September      December        March         June    September     December
                            31           30            30            31           31           30           30           31
                      -------------------------------------------------     -----------------------------------------------
                                                (Thousands of dollars, except per share data)
Net sales .........   $122,023     $133,431     $ 111,652      $155,091     $115,887     $126,727     $111,873     $152,317
Cost of goods
   solid ..........     62,274       68,656        59,992        79,836       56,915       61,241       57,684       75,992
Net income ........      2,321        4,998          (732)        8,275        5,518        7,092        2,588        7,090
Basic and diluted
   earnings
   per share ......        .27          .60          (.08)         1.05          .61          .80          .29          .79

Quarter ended September 30, 1998 includes non-taxable insurance proceeds of $2.8 million ($.31 per share). Quarter ended December 31, 1998 includes additional net income of $2.7 million ($.31 per share) due to reductions in the provisions for doubtful accounts and returns resulting from improved experience.


Common Stock Market Prices and
Dividends Declared Per Share

The Company's Common Stock is traded on the American Stock Exchange (symbol BL). The number of record holders of the Company's Common Stock at December 31, 1999 was 2,492.

                                        1999                            1998
                              SALES PRICE       DIVIDENDS        Sales Price        Dividends
                            HIGH        LOW     DECLARED       High        Low      Declared
First Quarter .........   $22 1/4     $15 1/4      $.15       $23 5/8    $17 1/8     $.15
Second Quarter ........    27 1/2      15 9/16      .15        32 5/8     20 5/8      .15
Third Quarter .........    27          17           .15        33 1/2     24 13/16    .15
Fourth Quarter ........    18 1/4      12 1/2       .15        30 1/4     17 1/4      .15


The payment of dividends is not subject to any restrictions. The payment of dividends is dependent on future earnings, capital requirements and financial condition. The Company intends to continue its policy of paying regular cash dividends; however, the Company will evaluate its dividend policy on an on-going basis.


Selected Financial Data

Year Ended December 31             1999           1998           1997           1996            1995

Net sales .............    $522,197,334   $506,803,591   $486,581,737   $544,129,005    $560,889,612
Net income ............      15,312,689     22,289,008     13,253,928     14,726,221      25,267,910
Total assets ..........     312,954,542    346,012,722    309,497,568    368,757,108     353,333,548
Long-term debt ........      10,000,000     30,000,000            -0-     80,000,000      80,000,000
Per share:
   Basic and diluted
       earnings .......            1.84           2.49           1.45           1.58            2.72
   Cash dividends
      declared ........             .60            .60            .60           1.10            2.30

Management's Discussion and Analysis of
Financial Condition and Results of Operations


RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

COMPARISON OF 1999 AND 1998

Net income for 1999 was 31% lower than the net income for 1998. The year 1999 was negatively impacted by the disposition of excess inventory (approximately $5.5 million pre-tax inventory writedown and increased volume of sale-priced offerings) and by increased postage costs (approximately $3.9 million pre-tax). These increased costs were primarily reflected in cost of goods sold and advertising expense in 1999. The year 1998 included non-taxable, non-recurring insurance proceeds of $2.8 million ($.31 per share).

Net sales for 1999 were 3.0% higher than net sales for 1998. Overall, response rates were higher in 1999 than in 1998 - up for catalogs and circular letters and lower for co-op and media. Response rates were above expected levels especially in the fourth quarter of 1999. Gross sales revenue generated per advertising dollar was approximately the same in both 1999 and 1998. The total number of orders shipped and the average order size both increased slightly in 1999 as compared to 1998. The provision for returned merchandise as a percentage of gross sales decreased approximately 8% in 1999 as compared to 1998 primarily due to the Company's efforts to improve product quality.

Other income decreased 7.2% in 1999 as compared to 1998. The decrease in other income was primarily the result of the non-recurring insurance proceeds of $2.8 million included in 1998's other income. The insurance proceeds were from the Company-owned term life policy on John L. Blair, former President and Chairman of the Company. Mr. Blair died on August 29, 1998.

Cost of goods sold as a percentage of net sales increased to 51.6% in 1999 from 49.7% in 1998. Cost of goods sold has been negatively impacted by the disposition of excess inventory (approximately $5.5 million pre-tax inventory writedown) and by increased shipping (postage) costs. Excess inventory had resulted from the Company's transition to a larger catalog operation and lower than expected response in the fourth quarter of 1998 and the first quarter of 1999.

Advertising expense in 1999 increased 2.0% from 1998. Increased catalog mailings and postal rates more than offset decreased letter mailings and co-op and media volume.

The total number of catalog mailings released in 1999 was 5% higher than in 1998 (134.5 million vs. 128.2 million). Catalog mailings from all three product lines, including combined product line offerings, are continually reviewed as to mailing frequency, page density, product content, number of pages and trim size.

The total number of letter mailings released in 1999 was 5% less than in 1998 (83.8 million vs. 88.5 million). Letter mailing volume has continued to decrease due to the expansion of catalog advertising.

Total volume of the co-op and media advertising programs decreased 5% in 1999 as compared to 1998 (1.34 billion vs. 1.41 billion). The Company reduced the volume due to increased costs and/or lower response to the programs.

General and administrative expense increased .7% in 1999 as compared to 1998. The higher general and administrative expense was primarily the result of an increase in wages and benefits. The higher wages and benefits resulted from normal pay increases and from new hires to help support our marketing strategy.

The provision for doubtful accounts as a percentage of credit sales was 8.2% lower in 1999 as compared to 1998. The estimated provision for doubtful accounts is based on current expectations (consumer credit and economic trends, etc.), sales mix (prospect/customer) and prior years' experience (delinquencies, accounts over 30 days past due; actual charge-offs, accounts removed from accounts receivable). Prior to 1994, actual charge-offs were consistently below delinquencies. In 1994, this trend reversed itself - actual charge-offs started exceeding delinquencies, resulting in additional provisions in 1995, 1996 and 1997. Now that stronger credit controls have been implemented, provisions for doubtful accounts and delinquencies as a percentage of actual charge-offs have been declining (1998 and 1999). The estimated bad debt rate used for 1999 was approximately 8% less than the estimated bad debt rate used for 1998. At December 31, 1999, the delinquency rate of open accounts receivable was 3% higher than at December 31, 1998. A larger credit marketing program to prospects in 1999 caused the delinquency rate to increase overall. The delinquency rate for established credit customers was approximately 5% lower (96% of open receivables in 1999, 98% in 1998) while the delinquency rate for prospects increased 27%. The charge-off rate for 1999 was 18% less than the charge-off rate for 1998. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. Credit granting, collection and behavior models continue to improve and, along with expanding database capabilities, provide valuable credit marketing opportunities.

Interest expense increased 21% in 1999 as compared to 1998. Interest expense results primarily from the Company's borrowings necessary to finance customer accounts receivable and inventories. Higher inventory levels and the repurchase of Blair Common Stock from the Estate of John L. Blair during the first half of 1999 were responsible for the increased level of interest expense.

Income taxes as a percentage of income before income taxes were 36.6% in 1999 and 34.1% in 1998. The federal income tax rate was 35% in both years. The total tax rate in 1998 was lower due to the non-taxable insurance proceeds ($2,800,000).

COMPARISON OF 1998 AND 1997

Net income for 1998 increased 68% as compared to 1997. The year 1998 was favorably impacted by improving bad debt and return experience and by non-taxable, non-recurring insurance proceeds of $2,800,000, $.31 per share.

Net sales for 1998 were 4.2% higher than net sales for 1997. Response rates overall were slightly better in 1998 than in 1997. Total advertising volume was slightly higher in 1998. Gross sales revenue generated per advertising dollar was approximately the same in both 1998 and 1997. The total number of orders shipped increased while the average order size remained approximately the same in 1998 as compared to 1997. Returns as a percentage of adjusted gross sales improved to 15.1% in 1998 from 16.4% in 1997. A change in return policy was primarily responsible for the improvement in the returns percentage. The Company stopped refunding shipping and handling charges on returns during the first quarter of 1998. This policy is in line with the Company's competitors in the direct marketing industry and has reduced returns by approximately 10%.

Other income increased 9.8% in 1998 as compared to 1997. Insurance proceeds and commissions earned more than offset the drop in finance charges resulting from strengthened credit procedures. Insurance proceeds of $2,800,000 were the result of the Company-owned term life policy on John L. Blair, former President and Chairman of the Company. Mr. Blair died on August 29, 1998.

Cost of goods sold as a percentage of net sales decreased to 49.7% in 1998 from 49.9% in 1997. The improvement in returns was primarily responsible for the slightly lower cost of goods in 1998.

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

The total number of letter mailings released in 1998 was 22% less than in 1997 (88.5 million vs. 114.0 million). Letter mailings have decreased due to the expansion of catalog advertising.

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

The provision for doubtful accounts as a percentage of credit sales was 35% lower in 1998 as compared to 1997. The estimated provision for doubtful accounts is based on current expectations (consumer credit and economic trends, etc.), sales mix (prospect/customer) and prior years' experience (delinquencies, accounts over 30 days past due; actual charge-offs, accounts removed from accounts receivable). Prior to 1994, actual charge-offs were consistently below delinquencies. In 1994, this trend reversed itself - actual charge-offs started exceeding delinquencies, resulting in additional provisions in 1995, 1996 and 1997. Now that stronger credit controls have been implemented, provisions for doubtful accounts and delinquencies as a percentage of actual charge-offs have been declining (1998). The estimated bad debt rate used for 1998 was approximately 32% less than the estimated bad debt rate used for 1997. 1997 included an additional provision for doubtful accounts of $8.3 million (pre-tax), $.52 net income per share. At December 31, 1998, the delinquency rate of open accounts receivable was 10% less than at December 31, 1997. The charge-off rate for 1998 was 25% less than the charge-off rate for 1997. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. The Company has continued to strengthen its credit procedures. Revised credit granting and collection policies have resulted in turning down more bad credit risks and in shortening and strengthening the collection cycle. Credit grant- ing, collection and behavior models continue to gain effectiveness and, along with expanding database capabilities, should provide valuable credit marketing opportunities.

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


LIQUIDITY AND SOURCES OF CAPITAL
--------------------------------------------------------------------------------

All working capital and cash requirements were met. In November 1998, the Company entered into an amended and restated $95,000,000 Revolving Credit Facility, which expires on November 13, 2001. This agreement replaced the $125,000,000 Revolving Credit Facility which expired on November 17, 1998. The unsecured Revolving Credit Facility requires the Company to meet certain covenants, and as of December 31, 1999 the Company was in compliance with all the covenants. Borrowings outstanding at December 31, 1999 were $21,800,000 of which $10,000,000 was classified as long-term. Borrowings outstanding at December 31, 1998 were $52,750,000 of which $30,000,000 was classified as long-term.

The ratio of current assets to current liabilities was 3.41 at December 31, 1999, 3.37 at December 31, 1998 and 2.69 at December 31, 1997. Working capital decreased $21,530,714 in 1999 primarily due to the reduction of long-term debt and the purchase of Common Stock for treasury from the Estate of John L. Blair. The 1999 decrease was primarily reflected in decreased inventories more than offsetting decreased notes payable. Working capital increased $47,728,553 in 1998 primarily due to increases in long-term debt and net income. The 1998 increase was primarily reflected in increased inventories and decreased notes payable.

Merchandise inventory turnover was 2.5 in 1999, 2.4 in 1998 and 2.6 in 1997. Merchandise inventory as of December 31, 1999 decreased 33% from December 31, 1998 and increased .4% from December 31, 1997. Inventory turnover in 1998 was impacted by the transition to a larger catalog operation, by the continuing efforts to improve customer service and by lower than expected response in the fourth quarter. Inventory turnover in 1999 was impacted by lower than expected response in the first quarter and, most recently, by increased efforts to move excess inventory.

An operating segment is identified as a component of an enterprise for which separate financial information is available for evaluation by the chief decision maker, or decision making group, in deciding on how to allocate resources and assess performance. The Company operates as one business segment consisting of three product lines. Home Products net sales as a percentage of total net sales were 14.9% ($77.8 million) in 1999, 13.9% ($70.3 million) in 1998 and 13.4%
($65.3 million) in 1997. Menswear net sales were 23.3% ($121.8 million) in 1999, 24.0% ($121.6 million) in 1998 and 23.2% ($112.7 million) in 1997. Womenswear net sales were 61.8% ($322.6 million) in 1999, 62.1% ($314.9 million) in 1998 and 63.4% ($308.5 million) in 1997. Home Products merchandise inventory totaled $11.3 million at December 31, 1999, $18.2 million at December 31, 1998 and $6.8 million at December 31, 1997. Menswear inventory was $16.9 million at December 31, 1999, $26.6 million at December 31, 1998 and $17.6 million at December 31, 1997. Womenswear inventory was $40.2 million at December 31, 1999, $57.4 million at December 31, 1998 and $43.7 million at December 31, 1997.

The Company looks upon its credit granting (Blair Credit) as a marketing advantage. In the early 1990's, the Company started extending revolving credit to first-time (prospect) buyers. Blair Credit was offered only to established customers prior to this time. Prospects responded. This led to a broad offering of pre-approved lines of credit to prospects in 1995 and 1996. Sales, accounts receivable and bad debts expectedly increased. However, as the receivables aged, bad debts greatly exceeded expected levels. The Company recognized that it didn't have all the necessary credit controls in place and put a hold (second quarter 1996) on pre-approved credit offers and reviewed and strengthened (mid-1996 and on) credit controls. Blair Credit customers, on average, buy more, buy more often and are more loyal than cash and credit card customers. The benefit from the increased sales volume achieved by offering Blair Credit is significant and more than outweighs the cost of the credit program. The cost and/or contribution of the credit program itself can be quickly assessed by comparing finance charges (included in other income) to the provision for doubtful accounts. For 1999, finance charges were $33,906,734 and the provision for doubtful accounts was $22,468,075 (net of $11,438,659) as compared to 1998, finance charges were $34,006,347 and the provision for doubtful accounts was $22,033,466 (net of $11,972,881) and to 1997, finance charges were $36,416,174 and the provision for doubtful accounts was $32,222,092 (net of $4,194,082). This assessment does not take into consideration the administrative cost of the credit program (included in general and administrative expense), the cost of money and the increased sales.

The Company has added new facilities, modernized its existing facilities and acquired new cost saving equipment during the last several years. Capital expenditures for property, plant and equipment totaled $3,842,522, $1,008,218 and $3,033,033 during 1999, 1998 and 1997. Capital expenditures are projected to be $9 million for 2000, $5 million for 2001 and $4 million for 2002. The increased capital expenditures will result primarily from developing our own Internet commerce site, from maintaining a higher inventory level, from expanding database capabilities, from developing new product lines and from installing new financial and operational software systems. The Company has signed a contract with IBM to build our Internet commerce site, with phased implementation to begin mid-year 2000.

The Company recently declared a quarterly dividend of $.15 per share payable on March 15, 2000. It is the Company's intent to continue paying dividends; however, the Company will evaluate its dividend practice on an on-going basis. See "Future Considerations."

The Company has, from the fourth quarter of 1996 through the third quarter of 1998, repurchased on the open market 544,739 shares of its Common Stock. In 1999, the Company repurchased 756,220 shares (500,000 in January, 100,000 in April and 156,220 in May) from the Estate of John L. Blair and 51,907 shares on the open market (November and December). The reduction in shares outstanding, due to the repurchase of shares for treasury, caused earnings per share to increase by approximately $.13 in 1999.

Future cash needs will be financed by cash flow from operations, the current borrowing arrangement and, if needed, other financing arrangements that may be available to the Company. The Company's current projection of future cash requirements, however, may be affected in the future by numerous factors, including changes in customer payments on accounts receivable, consumer credit industry trends, sales volume, operating cost fluctuations, revised capital spending plans and unplanned capital spending.


IMPACT OF INFLATION AND CHANGING PRICES
--------------------------------------------------------------------------------

Although inflation has moderated in our economy, the Company is continually seeking ways to cope with its impact. To the extent permitted by competition, increased costs are passed on to customers by selectively increasing selling prices over a period of time. Profit margins have been pressured by paper cost and postal rate increases. Paper prices were higher in 1998 than in 1997 and were lower in 1999 than in 1998, but are expected to increase in 2000. Postal rates increased on January 10, 1999. The Company estimates that the January 10, 1999 postal rate increase raised the Company's 1999 postage bill by 4.7% (approximately $3.9 million pre-tax).

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


ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------

In March 1998, Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," was issued. SOP 98-1 requires capitalization of costs to purchase or develop internal use software and amortization of those costs to income over the software's estimated useful life. The Company adopted SOP 98-1 in the 1999 financial statements, and the adoption has not had a significant impact on the Company's financial statements.

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. Statement No. 133 provides new guidelines for accounting for derivative instruments and requires companies to recognize all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of the derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. Statement No. 133 is effective for fiscal periods beginning after June 15, 2000. The Company believes that adoption of Statement No. 133 will not have an impact on the financial statements of the Company as the Company has not invested in derivative instruments.


FUTURE CONSIDERATIONS
--------------------------------------------------------------------------------

The Company is faced with the ever-present challenge of maintaining and expanding the customer file. This involves the acquisition of new customers (prospects), the conversion of new customers to established customers (active repeat buyers) and the retention and/or reactivation of established customers. These actions are vital in growing the business but are being impacted by increased operating costs and a declining labor pool and by increased competition in the retail sector, high levels of consumer debt and varying consumer response rates.

The Company's marketing strategy includes targeting customers in the "40 to 60, low-to-moderate income" market and in the "60+, low-to-moderate income" market (the Company's traditional market). The "40 to 60" market, though younger in age than our traditional market, is the fastest growing segment of the population. Success of the Company's marketing strategy requires investment in database management, financial and operating systems, prospecting programs, catalog marketing, new product lines, telephone call centers, Internet commerce and, possibly, a second distribution center. Management believes that these investments should improve Blair Corporation's position in new and existing markets and provide opportunities for future earnings growth.


IMPACT OF YEAR 2000
--------------------------------------------------------------------------------

The Company has not experienced any disruptions of its business operations due to the Year 2000 issue. Minor computer system problems were corrected over the New Year's holiday weekend. No problems have occurred in our dealings with our suppliers. The absence of Year 2000 problems to date doesn't guarantee that a problem or problems couldn't arise in the future. The total Year 2000 project cost the Company $825,000, all of which was expensed as incurred.


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



20