Form 10-K, Exhibit 13
period 2000-12-31
BLAIR CORP
filed 2001-03-16
CIK 71525

                                                                      EXHIBIT 13


CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31                                    2000               1999                1998
---------------------------------------------------------------------------------------------------------
Net sales ...................................        $574,595,907        $522,197,334        $506,803,591
Other income-- Note 5 .......................          44,792,832          40,686,195          43,862,320
                                                     ------------        ------------        ------------
                                                      619,388,739         562,883,529         550,665,911
Costs and expenses:
   Cost of goods sold .......................         282,011,613         269,460,019         251,832,019
   Advertising ..............................         140,860,571         134,892,301         132,274,259
   General and administrative ...............         125,458,465         109,340,500         108,567,387
   Provision for doubtful accounts ..........          35,932,526          22,468,075          22,033,466
   Interest .................................           1,835,120           2,557,945           2,116,772
                                                     ------------        ------------        ------------
                                                      586,098,295         538,718,840         516,823,903
                                                     ------------        ------------        ------------
INCOME BEFORE INCOME TAXES ..................          33,290,444          24,164,689          33,842,008

Income taxes-- Note 6 .......................          12,186,000           8,852,000          11,553,000
                                                     ------------        ------------        ------------

NET INCOME ..................................        $ 21,104,444        $ 15,312,689        $ 22,289,008
                                                     ============        ============        ============

Basic and diluted earnings per share based on
   weighted average shares outstanding ......               $2.63               $1.84               $2.49
                                                            =====               =====               =====

See accompanying notes.


REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

Board of Directors and Stockholders
Blair Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Blair Corporation and Subsidiaries as of December 31, 2000 and 1999 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of Blair Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blair Corporation and Subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States.


                                                          /s/ Ernst & Young LLP

February 7, 2001

CONSOLIDATED BALANCE SHEETS


DECEMBER 31                                                               2000                1999
------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash ......................................................        $  7,497,907        $  1,625,236
   Customer accounts receivable, less
      allowances for doubtful accounts and
      returns of $46,764,673 in 2000 and
      $37,920,826 in 1999 ....................................         172,393,572         165,829,079
   Inventories:
      Merchandise ............................................          94,912,349          68,408,229
      Advertising and shipping supplies ......................          14,660,290          11,639,598
                                                                      ------------        ------------
                                                                       109,572,639          80,047,827

Deferred income taxes-- Note 6 ...............................          11,728,000           9,234,000
   Prepaid and refundable federal and state taxes ............                 -0-           7,487,288
   Prepaid expenses ..........................................             958,849           1,068,936
                                                                      ------------        ------------
TOTAL CURRENT ASSETS .........................................         302,150,967         265,292,366

PROPERTY, PLANT AND EQUIPMENT
   Land ......................................................           1,142,144           1,142,144
   Buildings .................................................          64,235,385          63,583,170
   Equipment .................................................          54,664,689          42,550,368
                                                                      ------------        ------------
                                                                       120,042,218         107,275,682
   Less allowances for depreciation ..........................          66,391,927          60,390,643
                                                                      ------------        ------------
                                                                        53,650,291          46,885,039

TRADEMARKS ...................................................             704,894             777,137
                                                                      ------------        ------------
TOTAL ASSETS .................................................        $356,506,152        $312,954,542
                                                                      ============        ============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Notes payable-- Note 2 ....................................        $ 25,000,000        $ 11,800,000
   Trade accounts payable ....................................          76,038,528          53,245,921
   Advance payments from customers ...........................           2,077,053           2,058,651
   Accrued expenses-- Note 3 .................................          14,289,318          10,742,545
   Accrued federal and state taxes ...........................             929,101                 -0-
                                                                      ------------        ------------
TOTAL CURRENT LIABILITIES ....................................         118,334,000          77,847,117
DEFERRED INCOME TAXES-- Note 6 ...............................           1,146,000           1,130,000
LONG-TERM DEBT -- Note 2 .....................................                 -0-          10,000,000
STOCKHOLDERS' EQUITY -- Note 4 Common Stock without par value:
      Authorized 12,000,000 shares; issued
      10,075,440 shares (including shares held
      in treasury)--stated value .............................             419,810             419,810
   Additional paid-in capital ................................          14,612,333          14,625,722
   Retained earnings .........................................         267,444,414         251,163,905
                                                                      ------------        ------------
                                                                       282,476,557         266,209,437
   Less 2,106,596 shares in 2000 and 1,917,574
      shares in 1999 of Common Stock in
      treasury-- at cost .....................................          43,218,782          39,829,081
   Less receivable from stock plans ..........................           2,231,623           2,402,931
                                                                      ------------        ------------
                                                                       237,026,152         223,977,425
                                                                      ------------        ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...................        $356,506,152        $312,954,542
                                                                      ============        ============

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31                                                          2000                 1999                1998
--------------------------------------------------------------------------------------------------------------------------------
COMMON STOCK ........................................................       $    419,810        $    419,810        $    419,810

ADDITIONAL PAID-IN CAPITAL:
   Balance at beginning of year .....................................         14,625,722          14,278,828          13,230,251
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase and
       Omnibus Stock Plans-- Note 4 .................................            (13,830)            334,894           1,025,989
   Issuance of Common Stock to
      non-employee directors ........................................                441              12,000              22,588
                                                                            ------------        ------------        ------------
   Balance at end of year ...........................................         14,612,333          14,625,722          14,278,828

RETAINED EARNINGS:
   Balance at beginning of year .....................................        251,163,905         240,798,008         223,868,940
   Net income .......................................................         21,104,444          15,312,689          22,289,008
   Cash dividends declared per share--
      $0.60 in 2000, 1999 and 1998 ..................................         (4,823,935)         (4,946,792)         (5,359,940)
                                                                            ------------        ------------        ------------
   Balance at end of year ...........................................        267,444,414         251,163,905         240,798,008

TREASURY STOCK:
   Balance at beginning of year .....................................        (39,829,081)        (26,756,067)        (23,161,169)
   Purchase of 268,074 shares in 2000;
      808,127 shares in 1999; and 147,573 shares
       in 1998 of Common Stock for treasury .........................         (4,965,592)        (13,847,120)         (4,001,471)
    Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase and
      Omnibus Stock Plans-- Note 4 ..................................          1,553,457             759,762             393,536
    Issuance of 1,500 shares in 2000, 1999 & 1998 of
      Common Stock to non-employee directors ........................             22,434              14,344              13,037
                                                                            ------------        ------------        ------------
    Balance at end of year ..........................................        (43,218,782)        (39,829,081)        (26,756,067)

RECEIVABLE FROM STOCK PLANS:
   Balance at beginning of year .....................................         (2,402,931)         (2,239,344)         (1,928,786)
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase and
      Omnibus Stock Plans-- Note 4 ..................................           (499,263)           (371,551)           (494,285)
   Repayments .......................................................            670,571             207,964             183,727
                                                                            ------------        ------------        ------------
   Balance at end of year ...........................................         (2,231,623)         (2,402,931)         (2,239,344)
                                                                            ------------        ------------        ------------

TOTAL STOCKHOLDERS' EQUITY ..........................................       $237,026,152        $223,977,425        $226,501,235
                                                                            ============        ============        ============

See accompanying notes

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31                                                    2000                 1999                1998
---------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income ...............................................        $ 21,104,444         $ 15,312,689         $ 22,289,008
   Adjustments to reconcile net income
      to net cash provided by (used in) operating activities:
      Depreciation and amortization .........................           6,241,784            5,073,618            4,979,582
      Provision for doubtful accounts .......................          35,932,526           22,468,075           22,033,466
      Provision for deferred income taxes ...................          (2,478,000)          (1,691,000)           1,814,000
      Compensation expense for stock awards .................           1,063,239              830,850            1,094,025
      Changes in operating assets and liabilities
         providing (using) cash:
            Customer accounts receivable ....................         (42,497,019)         (30,105,328)         (22,589,196)
            Inventories .....................................         (29,524,812)          35,087,723          (36,408,141)
            Prepaid expenses ................................             110,087             (724,454)              47,050
            Trade accounts payable ..........................          22,792,607            1,109,999            5,777,625
            Advance payments from customers .................              18,402              875,822             (210,985)
            Accrued expenses ................................           3,546,773           (1,332,191)           3,041,325
            Federal and state taxes .........................           8,416,389            4,967,928           (5,955,804)
                                                                     ------------         ------------         ------------
NET CASH PROVIDED BY (USED IN)
   OPERATING ACTIVITIES .....................................          24,726,420           51,873,731           (4,088,045)



INVESTING ACTIVITIES
   Purchases of property, plant and equipment ...............         (12,934,793)          (3,842,522)          (1,008,218)
                                                                     ------------         ------------         ------------
NET CASH USED IN INVESTING ACTIVITIES .......................         (12,934,793)          (3,842,522)          (1,008,218)



FINANCING ACTIVITIES
   Net proceeds from (repayments of) bank borrowings ........           3,200,000          (30,950,000)          14,150,000
   Dividends paid ...........................................          (4,823,935)          (4,946,792)          (5,359,940)
   Purchase of Common Stock for treasury ....................          (4,965,592)         (13,847,120)          (4,001,471)
   Decrease in notes receivable from
      stock plans ...........................................             670,571              126,563               50,567
                                                                     ------------         ------------         ------------
NET CASH (USED IN) PROVIDED BY
   FINANCING ACTIVITIES .....................................          (5,918,956)         (49,617,349)           4,839,156
                                                                     ------------         ------------         ------------



NET INCREASE (DECREASE) IN CASH .............................           5,872,671           (1,586,140)            (257,107)
   Cash at beginning of year ................................           1,625,236            3,211,376            3,468,483
                                                                     ------------         ------------         ------------

CASH AT END OF YEAR .........................................        $  7,497,907         $  1,625,236         $  3,211,376
                                                                     ============         ============         ============

See accompanying notes.

Notes to Consolidated Financial Statements

1. SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

The consolidated financial statements include the accounts of Blair Corporation and its wholly owned subsidiaries. All significant intercompany accounts are eliminated upon consolidation.

REVENUE RECOGNITION

Sales (cash, Blair credit, or third party credit card) are recorded when the merchandise is shipped to the customer. Blair credit sales are made under Easy Payment Plan sales arrangements. Monthly, a provision for potentially doubtful accounts is charged against income based on management's estimate of realization. Any recoveries of bad debts previously written-off are credited back against the allowance for doubtful accounts in the period received. As reported in the balance sheet, the carrying amount, net of allowances for doubtful accounts and returns, for customer accounts receivable on Blair credit sales, approximates fair value.

The Company records internally incurred shipping and handling costs in cost of sales.

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

RETURNS

A provision for anticipated returns is recorded monthly as a percentage of gross sales based upon historical experience. This provision is charged directly against gross sales to arrive at net sales as reported in the consolidated statements of income. Actual returns are charged against the allowance for returns, which is netted against accounts receivable in the balance sheet. The provision for returns charged against income in 2000, 1999, and 1998 amounted to $84,955,671, $83,262,638, and $88,927,593, respectively. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

DOUBTFUL ACCOUNTS

A provision for doubtful accounts is recorded monthly as a percentage of gross credit sales based upon experience of delinquencies and charge-offs and current credit market conditions. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost of merchandise inventories is determined principally on the last-in, first-out (LIFO) method. Cost of advertising and shipping supplies is determined on the first-in, first-out (FIFO) method. Advertising and shipping supplies include printed advertising material and related mailing supplies for promotional mailings, which are generally scheduled to occur within two months. These costs are expensed when mailed. If the FIFO method had been used, inventories would have increased by approximately $6,717,000 and $7,869,000 at December 31, 2000 and 1999, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated on the basis of cost. Depreciation has been provided principally by the straight-line method using rates, which are estimated to be sufficient to amortize the cost of the assets over their period of usefulness.

TRADEMARKS

Trademarks are stated on the basis of cost. All trademarks are being amortized by the straight-line method for a period of 15 years. Amortization expense amounted to $72,243 in 2000, 1999 and 1998.

EMPLOYEE BENEFITS

The Company's employee benefits include a profit sharing and retirement feature available to all eligible employees. Contributions are dependent on net income of the Company and recognized on an accrual basis of accounting. The contributions to the plan charged against income in 2000, 1999, and 1998 amounted to $2,288,916, $1,630,652, and $2,371,992, respectively.

As part of the same benefit plan, the Company has a contributory savings feature whereby all eligible employees may contribute up to 10% of their annual base salaries. The Company's matching contribution to the plan is based upon a percentage formula as set forth in the plan agreement. The Company's matching contributions to the plan charged against income in 2000, 1999, and 1998 amounted to $2,004,930, $1,940,441, and $1,871,906, respectively.

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FINANCIAL INSTRUMENTS

The carrying amounts of cash, customer accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The interest rates on the Company's revolving credit facility are adjusted regularly to reflect current market rates. Accordingly, the carrying amounts of the Company's borrowings also approximate fair value.

NEW ACCOUNTING PRONOUNCEMENTS

Revenue Recognition in the Financial Statements

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." This SAB formalizes the SEC's position on application of revenue recognition rules. SAB No. 101 was adopted by the Company in the fourth quarter of 2000 and did not have a substantial effect on the Company.

Accounting for Derivative Instruments and Hedging Activities

The Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company will adopt the new statement effective January 1, 2001. The Company has historically not invested in derivative instruments, and as a result, the adoption of this statement will have no impact on the financial statements of the Company.

CONTINGENCIES

The Company is involved in certain items of litigation, arising in the normal course of business. While it cannot be predicted with certainty, management believes that the outcome will not have a material effect on the Company's financial condition or results of operations.

2. FINANCING ARRANGEMENTS

On November 13, 1998, the Company entered into an amended and restated $95,000,000 Revolving Credit Facility, which expires on November 13, 2001. This credit facility was amended subsequent to year-end. The interest rate is, at the Company's option, based on a base rate option, swing loan rate option or Euro-rate option as defined in the agreement. The Revolving Credit Facility is unsecured and requires the Company to meet certain covenants as outlined in the agreement. These covenants specifically relate to tangible net worth, maintaining a defined leverage ratio, interest coverage ratio, and fixed charge coverage ratio, and complying with certain indebtedness restrictions. As of December 31, 2000 and 1999, the Company was in compliance with all the agreement's covenants. At December 31, 2000 and 1999, the Company had borrowed $25,000,000, and $21,800,000, respectively, of which $-0- and $10,000,000 was classified as long-term, respectively.

Interest paid during 2000, 1999, and 1998 amounted to $1,835,120, $2,558,409, and $2,030,379, respectively. The weighted average interest rate on average debt outstanding was 7.07%, 5.77%, and 5.97% for the years ended December 31, 2000, 1999 and 1998, respectively.

Additionally, the Company has available a $25 million line for letters of credit. Outstanding letters of credit amounted to approximately $14,850,000 at December 31, 2000 and related primarily to inventory purchases.


3. ACCRUED EXPENSES

Accrued expenses consist of:
                                              2000               1999
                                          -----------        -----------
Employee compensation                     $ 9,476,660        $ 7,145,761
Contribution to Profit Sharing and
   Retirement Plan                          2,288,916          1,630,652
Taxes, other than taxes on income             745,312            285,775
Other accrued items                         1,778,430          1,680,357
                                          -----------        -----------
                                          $14,289,318        $10,742,545
                                          ===========        ===========


4. STOCK PLANS

EMPLOYEE STOCK PURCHASE PLAN

The Company has an Employee Stock Purchase Plan (Plan) (amended in 1992), which provides for 400,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Stock Purchase Plan Committee. At December 31, 2000 and 1999, 1,698 and 43,850 shares, respectively, were available to be issued under the Plan. The Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations and Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) in accounting for its Employee Stock Purchase Plan. Compensation expense equals the difference between the exercise price and the market price of the shares at the date of grant. Compensation expense related to these awards amounted to $635,009, $804,506, and $1,058,400 for the years ended December 31, 2000, 1999 and 1998, respectively. A summary of the activity under the Plan is as follows:

                                         2000           1999       1998
                                      ----------     ---------   --------
Shares granted and issued             31,852 and       60,150     50,400
                                          14,000

Grant and issue price per share        $6.50 and        $6.50     $10.50
                                           $7.00

Market value per share
   at date of issue                  $20.063 and      $19.875     $31.50
                                         $21.500

Shares cancelled and forfeited             3,700        3,000      4,700

Original price per share                $6.50 to     $7.50 to   $7.50 to
                                          $13.00       $16.00     $16.00

Weighted average price per share           $9.70       $11.75     $11.75


OMNIBUS STOCK PLAN

During 2000, the Company adopted, with stockholder approval, an Omnibus Stock Plan (Omnibus Plan) that provides for 750,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Omnibus Stock Plan Committee. At December 31, 2000, 714,600 shares were available to be issued under the Plan. The Company follows APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related Interpretations and Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" (SFAS No. 123) in accounting for its Omnibus Stock Plan. Compensation expense equals the difference between the exercise price and the market price of the shares at the date of grant. Compensation expense related to this award amounted to $480,130 for the year ended December 31, 2000. A summary of the activity under the Plan is as follows:

                                  2000
                               -------
Shares granted and issued       35,400
Grant and issue price
   per share                     $6.50
Market value per share
   at date of issue            $20.063


5. OTHER INCOME

Other income consists of:

                                2000               1999               1998
                            -----------         -----------       -----------
Finance charges on time
   payment accounts         $37,270,749         $33,906,734       $34,006,347
Insurance proceeds                  -0-                 -0-         2,800,000
Miscellaneous                 7,522,083           6,779,461         7,055,973
                            -----------         -----------       -----------
                            $44,792,832         $40,686,195       $43,862,320
                            ===========         ===========       ===========


6. INCOME TAXES

The components of income tax expense are as follows:

                               2000                1999               1998
                           -----------          -----------        -----------
Currently payable:
   Federal                 $14,271,000          $ 9,710,000        $ 8,949,000
   State                       393,000              833,000            790,000
                           -----------          -----------        -----------
                            14,664,000           10,543,000          9,739,000
Deferred                    (2,478,000)          (1,691,000)         1,814,000
                           -----------          -----------        -----------
                           $12,186,000          $ 8,852,000        $11,553,000
                           ===========          ===========        ===========

The differences between total tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes are as follows:

                                   2000              1999              1998
                                -----------       ----------       -----------
Statutory rate applied to
   pretax income                $11,654,978       $8,457,641       $11,844,703
State income taxes, net
   of federal benefit               432,900          375,700           643,500
Non-taxable insurance
   proceeds                             -0-              -0-          (980,000)
Other items                          98,122           18,659            44,797
                                -----------       ----------       -----------
                                $12,186,000       $8,852,000       $11,553,000
                                ===========       ==========       ===========

Components of the deferred tax asset and liability under the liability method as of December 31, 2000 and 1999 are as follows:

                                          2000          1999
                                       -----------   -----------
Current net deferred tax asset:
   Doubtful accounts                   $13,048,000   $ 9,142,000
   Returns allowance                     1,498,000     1,582,000
   Inventory obsolescence                2,386,000     1,551,000
   Inventory costs                      (2,085,000)   (1,166,000)
   Vacation pay                          1,408,000     1,440,000
   Advertising costs                    (5,011,000)   (4,412,000)
   Other items                             484,000     1,097,000
                                       -----------   -----------
                                       $11,728,000   $ 9,234,000
                                       ===========   ===========

Long-term deferred tax liability:
Property, plant and equipment          $ 1,146,000   $ 1,130,000
                                       ===========   ===========

Income taxes paid during 2000, 1999 and 1998 amounted to $6,972,690, $6,161,685 and $14,985,120, respectively.


7. BUSINESS SEGMENT AND CONCENTRATION
   OF BUSINESS RISK

The Company operates as one segment in the business of selling men's and women's fashion wearing apparel and accessories and home furnishing items. The Company's customer base is comprised of individuals throughout the United States and is diverse in both geographic and demographic terms. Advertising is done mainly by means of catalogs and direct mail letters, which offer the Company's merchandise.

Sales of the men's and women's fashion wearing apparel and accessories accounted for 86%, 86%, and 88% of total 2000, 1999, and 1998 sales, respectively. Home products accounted for the remaining sales volume.

QUARTERLY RESULTS OF OPERATIONS

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2000 and 1999.

                                                     2000                                          1999
                                                Quarter Ended                                  Quarter Ended
                               March        June     September    December     March        June      September    December
                                31          30          30           31          31          30          30           31
                             ---------------------------------------------    ---------------------------------------------
                                                       (Thousands of dollars, except per share data)
Net sales ...............    $130,064    $157,064    $115,183     $172,285    $122,023    $133,431    $111,652     $155,091
Cost of goods sold ......      64,034      77,373      57,530       83,075      62,274      68,656      59,992       78,538
Net income ..............       6,938       8,286        (773)       6,653       2,321       4,998        (732)       8,725
Basic and diluted
  earnings per share.....         .85        1.04        (.09)         .83         .27         .60        (.08)        1.05



COMMON STOCK MARKET PRICES AND
DIVIDENDS DECLARED PER SHARE

The Company's Common Stock is traded on the American Stock Exchange (symbol BL). The number of record holders of the Company's Common Stock at December 31, 2000 was 2,453.

                                            2000                                          1999
                                Sales Price          Dividends                Sales Price           Dividends
                            High          Low        Declared              High          Low        Declared
First Quarter             $18.125       $12.563        $.15              $22.250       $15.250        $.15
Second Quarter             20.625        14.500         .15               27.500        15.563         .15
Third Quarter              25.375        17.125         .15               27.000        17.000         .15
Fourth Quarter             23.625        17.250         .15               18.250        12.500         .15

The payment of dividends is not subject to any restrictions. The payment of dividends is dependent on future earnings, capital requirements and financial condition. The Company intends to continue its policy of paying regular cash dividends; however, the Company will evaluate its dividend policy on an ongoing basis.

SELECTED FINANCIAL DATA

Year Ended December 31             2000                1999               1998               1997                1996
Net sales                      $574,595,907        $522,197,334       $506,803,591        $486,581,737       $544,129,005
Net income                       21,104,444          15,312,689         22,289,008          13,253,928         14,726,221
Total assets                    356,506,152         312,954,542        346,012,722         309,497,568        368,757,108
Long-term debt                          -0-          10,000,000         30,000,000                 -0-         80,000,000
Per share:
   Basic and diluted
       earnings                        2.63               1.84                2.49                1.45               1.58
   Cash dividends declared              .60                .60                 .60                 .60               1.10

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
COMPARISON OF 2000 AND 1999

Net income for 2000 increased 38% as compared to 1999. The year 2000 was favorably impacted by increased response rates, lower return levels and reduced liquidation costs as compared to the year 1999. The year 2000 was negatively impacted by an increased provision for doubtful accounts and by the costs associated with the Company's expanding e-commerce initiatives and the start-up of Crossing Pointe, our new women's apparel product line.

Net sales for 2000 were a new annual record and increased 10% from the net sales for 1999. Overall, response rates were higher in 2000 than in 1999, but fell below expected levels in the second half of 2000. Also, total advertising volume was higher in 2000 than in 1999. Gross sales revenue generated per advertising dollar increased 4.4% in 2000 as compared to 1999. The total number of orders shipped increased significantly, while the average order size decreased slightly in 2000 as compared to 1999. An increased level of prospecting for new customers in 2000 affected the number and size of orders shipped. The provision for returned merchandise as a percentage of gross sales decreased 6.4% in 2000 as compared to 1999 primarily due to the Company's efforts to improve both product development and product quality.

Other income increased approximately 10% in 2000 as compared to 1999. Increased finance charges, resulting from higher Blair Easy Payment Plan credit sales and accounts receivable, were primarily responsible for the increase in other income in 2000.

Cost of goods sold as a percentage of net sales decreased to 49.1% in 2000 from 51.6% in 1999. Cost of goods sold in 2000 was favorably impacted by lower return levels and reduced liquidation costs as compared to 1999.

Advertising expense in 2000 increased 4.4% from 1999. Increases in catalog and letter-style mailings, the start-up of the Crossing Pointe product line and the expansion of e-commerce initiatives were primarily responsible for the increased advertising expense in 2000. Larger production runs have brought down the average print cost for catalog and letter-style mailings and more than offset the higher cost of paper in 2000. Improved predictive modeling techniques applied to the Company's marketing database information helped make it possible to increase response rates in 2000.

The total number of catalog mailings released in 2000 was 7.9% more than in 1999 (145.1 million vs. 134.5 million). Crossing Pointe print advertising is all via catalog and is included in the catalog mailings number for 2000.

The total number of letter-style mailings released in 2000 was 8.5% more than in 1999 (90.9 million vs. 83.8 million). Letter mailings are most productive when targeting the Company's female customers, and since mid-year 2000, have been used only to promote our women's apparel lines.

Total volume of the co-op and media advertising programs decreased 8.6% in 2000 as compared to 1999 (1.22 billion vs. 1.34 billion). The Company has reduced the volume primarily due to increased cost and/or lower response.

The Company launched e-commerce sites for Crossing Pointe and the Blair Online Outlet early in the third quarter of 2000. The Blair website, www.blair.com, was launched late third quarter/early fourth quarter of 2000 and included the Online Outlet. A redesigned www.blair.com was introduced in the first quarter of 2001 and features improved navigation and quicker access to our expanded product offerings.

General and administrative expense increased 14.7% in 2000 as compared to 1999. The higher general and administrative expense was primarily the result of the expansion of e-commerce, the start-up of Crossing Pointe and a 12.7% increase in wages and benefits. The higher wages and benefits resulted from normal pay increases, from new hires to help support our marketing strategy and increased sales level and from increases in benefits tied to corporate income.

The provision for doubtful accounts as a percentage of credit sales increased 35.8% in 2000 as compared to 1999. The estimated provision for doubtful accounts is based on current expectations (consumer credit and economic trends, etc...), sales mix (prospect/customer) and current and prior years' experience, especially delinquencies (accounts over 30 days past due) and actual charge-offs (accounts removed from accounts receivable for non-payment). Prior to 1994, actual charge-offs were consistently below delinquencies. In 1994, this trend reversed itself - actual charge-offs started exceeding delinquencies, resulting in additional provisions in 1995, 1996 and 1997. Once stronger credit controls were implemented, provisions for doubtful accounts and actual charge-offs, as a percentage of delinquencies, declined in 1998 and 1999. The estimated bad debt rate used for 2000 was approximately 30% higher than the bad debt rate used for 1999. The estimated bad debt rate increased primarily due to a larger credit-marketing program to prospects (new customers), a larger continuity sales program and a slight deterioration in delinquency rates. At December 31, 2000, the delinquency rate of open accounts receivable was 2.3% higher than at December 31, 1999. The delinquency rate for established credit customers (95.3% of open receivables at December 31, 2000 vs. 96.0% at December 31, 1999) increased .2% and the delinquency rate for prospects increased 1.4%. The charge-off rate for 2000 was 22% more than the charge-off rate for 1999, primarily due to the expanded credit-marketing program to prospects. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. Credit granting, collection and behavior models continue to be updated and improved, and, along with expanding database capabilities, provide valuable credit-marketing opportunities.

Interest expense decreased 28% in 2000 as compared to 1999. Interest expense results primarily from the Company's borrowings necessary to finance customer accounts receivable and inventories. The purchase of Blair Common Stock from the Estate of John L. Blair in the first half of 1999 and improved inventory and accounts receivable turns in 2000 were primarily responsible for the reduction in interest expense.

Income taxes as a percentage of income before income taxes were 36.6% in 2000 and in 1999. The federal income tax rate was 35% in both years.

COMPARISON OF 1999 AND 1998

Net income for 1999 was 31% lower than the net income for 1998. The year 1999 was negatively impacted by the disposition of excess inventory (approximately $5.5 million pre-tax inventory write-down and increased volume of sale-priced offerings) and by increased postage costs (approximately $3.9 million pre-tax). These increased costs were primarily reflected in cost of goods sold and advertising expense in 1999. The year 1998 included non-taxable, non-recurring insurance proceeds of $2.8 million ($.31 per share).

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

Cost of goods sold as a percentage of net sales increased to 51.6% in 1999 from 49.7% in 1998. Cost of goods sold has been negatively impacted by the disposition of excess inventory (approximately $5.5 million pre-tax inventory write-down) and by increased shipping (postage) costs. Excess inventory had resulted from the Company's transition to a larger catalog operation and lower than expected response in the fourth quarter of 1998 and the first quarter of 1999.

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

The provision for doubtful accounts as a percentage of credit sales was 8.2% lower in 1999 as compared to 1998. The estimated provision for doubtful accounts is based on current expectations (consumer credit and economic trends, etc...), sales mix (prospect/customer) and current and prior years' experience, especially delinquencies (accounts over 30 days past due) and actual charge-offs (accounts removed from accounts receivable for non-payment). Prior to 1994, actual charge-offs were consistently below delinquencies. In 1994, this trend reversed itself - actual charge-offs started exceeding delinquencies, resulting in additional provisions in 1995, 1996 and 1997. Now that stronger credit controls have been implemented, provisions for doubtful accounts and delinquencies as a percentage of actual charge-offs have been declining (1998 and 1999). The estimated bad debt rate used for 1999 was approximately 8% less than the estimated bad debt rate used for 1998. At December 31, 1999, the delinquency rate of open accounts receivable was 3% higher than at December 31, 1998. A larger credit-marketing program to prospects in 1999 caused the delinquency rate to increase overall. The delinquency rate for established credit customers was approximately 5% lower (96% of open receivables in 1999, 98% in 1998) while the delinquency rate for prospects increased 27%. The charge-off rate for 1999 was 18% less than the charge-off rate for 1998. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. Credit granting, collection and behavior models continue to improve and, along with expanding database capabilities, provide valuable credit marketing opportunities.

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

LIQUIDITY AND SOURCES OF CAPITAl

All working capital and cash requirements for the year 2000 were met. In November 1998, the Company entered into an amended and restated $95,000,000 Revolving Credit Facility, which expires on November 13, 2001. The credit facility was amended subsequent to year- end. This unsecured Revolving Credit Facility requires the Company to meet certain covenants and as of December 31, 2000 the Company was in compliance with all the covenants. Borrowings outstanding at December 31, 2000 were $25,000,000, all classified as current. Borrowings outstanding at December 31, 1999 were $21,800,000 of which $10,000,000 was classified as long-term.

The ratio of current assets to current liabilities was 2.55 at December 31, 2000, 3.41 at December 31, 1999 and 3.37 at December 31, 1998. Working capital decreased $3,628,282 in 2000 primarily due to the reduction of long-term debt. The 2000 decrease was primarily reflected in increased notes payable and trade accounts payable more than offsetting increased inventories. Working capital decreased

$21,530,714 in 1999 primarily due to the reduction of long- term debt and the purchase of Common Stock for treasury from the Estate of John L. Blair. The 1999 decrease was primarily reflected in decreased inventories more than offsetting decreased notes payable.

Merchandise inventory turnover was 2.8 in 2000, 2.5 in 1999 and 2.4 in 1998. Merchandise inventory as of December 31, 2000 increased 39% from December 31, 1999 and decreased 7% from December 31, 1998. Inventory turnover has improved due to the Company's movement of excess inventory in 1999 and better than expected response rates in the fourth quarter of 1999 and the first six months of 2000. Inventory levels increased in the last six months of 2000 as compared to December 31, 1999 due to lower than expected response rates in the second half of 2000 and the start up of new catalogs in 2000 and early 2001.

An operating segment is identified as a component of an enterprise for which separate financial information is available for evaluation by the chief decision maker, or decision-making group, in deciding on how to allocate resources and assess performance. The Company operates as one business segment consisting of four product lines. The fourth product line, Crossing Pointe, was added in the third quarter of 2000 and is expected to become a significant revenue source over the next few years. Home Products net sales as a percentage of total net sales were 14.5% ($83.3 million) in 2000, 14.9% ($77.8 million) in 1999 and
13.9% ($70.3 million) in 1998. Menswear net sales as a percentage of total net sales were 20.5% ($117.6 million) in 2000, 23.3% ($121.8 million) in 1999 and
24.0% ($121.6 million) in 1998. Womenswear net sales as a percentage of total net sales were 64.3% ($369.7 million) in 2000, 61.8% ($322.6 million) in 1999 and 62.1% ($314.9 million) in 1998. Crossing Pointe net sales as a percentage of total net sales were .7% ($4.0 million), all in the second half of 2000. Home Products merchandise inventory totaled $17.1 million at December 31, 2000, $11.3 million at December 31, 1999 and $18.2 million at December 31, 1998. Menswear inventory was $20.7 million at December 31, 2000, $16.9 million at December 31, 1999 and $26.6 million at December 31, 1998. Womenswear inventory was $54.3 million at December 31, 2000, $40.2 million at December 31, 1999 and $57.4 million at December 31, 1998. Crossing Pointe merchandise inventory totaled $2.8 million at December 31, 2000.

The Company looks upon its credit granting (Blair Credit) as a marketing advantage. In the early 1990's, the Company started extending revolving credit to first-time (prospect) buyers. Blair Credit was offered only to established customers prior to that time. Prospects responded. This led to a broad offering of pre-approved lines of credit to prospects in 1995 and 1996. Sales, accounts receivable and bad debts expectedly increased. However, as the receivables aged, bad debts greatly exceeded expected levels. The Company recognized that it didn't have all the necessary credit controls in place and put a hold (second quarter of 1996) on pre-approved credit offers and reviewed and strengthened (mid-1996 and on) credit controls. Blair Credit customers, on average, buy more, buy more often and are more loyal than cash and credit card customers. The benefit from the increased sales volume achieved by offering Blair Credit is significant and more than outweighs the cost of the credit program. The cost and/or contribution of the credit program itself can be quickly assessed by comparing finance charges (included in other income) to the provision for doubtful accounts. For 2000, finance charges were $37,270,749 and the provision for doubtful accounts was $35,932,526 (net of $1,338,223). For 1999, finance charges were $33,906,734 and the provision for doubtful accounts was $22,468,075 (net of $11,438,659). For 1998, finance charges were $34,006,347 and the provision for doubtful accounts was $22,033,466 (net of $11,972,881). The quick assessment for 2000 was negatively impacted by a 60% increase in prospect credit sales, which carry a higher bad debt rate, as compared to 1999. The assessments do not take into consideration the administrative cost of the credit program (included in general and administrative expense), the cost of money and the impact on sales. The Company's gross credit sales increased 17.7% in 2000 as compared to 1999, increased 10.4% in 1999 as compared to 1998 and decreased 1.8% in 1998 as compared to 1997.

The Company has added new facilities, modernized its existing facilities and acquired new cost-saving equipment during the last several years. Capital expenditures for property, plant and equipment totaled $12,934,793, $3,842,522 and $1,008,218 during 2000, 1999 and 1998. Capital expenditures are projected to be $15 million plus for each of the years 2001 and 2002 and nearly $10 million for 2003. The increased capital expenditures in 2000 resulted primarily from developing our own e-commerce sites, developing a new product line and installing new financial and operational software systems. Capital expenditures in 2001, 2002 and 2003 will result primarily from updating and redesigning our e-commerce sites, maintaining higher inventory levels, expanding database capabilities, developing new product lines, expanding customer service capabilities and expanding fulfillment capabilities. The Company recently announced that it will invest nearly $23 million over the next 18 months to modernize and enhance its fulfillment capabilities and capacity.

The Company recently declared a quarterly dividend of $.15 per share payable on March 15, 2001. It is the Company's intent to continue paying dividends; however, the Company will evaluate its dividend practice on an ongoing basis. See "Future Considerations."

The Company has, from the fourth quarter of 1996 through the year 2000, repurchased a total of 1,620,940 shares of its Common Stock - 864,720 shares purchased on the open market and 756,220 shares from the Estate of John L. Blair. In 1999, the Company purchased the 756,220 shares from the Estate of John
L. Blair (500,000 in January, 100,000 in April and 156,220 in May) and 51,907 shares on the open market (November and December). In 2000, the Company purchased 268,704 shares on the open market. The reduction in shares outstanding, due to the repurchase of shares for treasury, caused earnings per share to increase by approximately $.08 in 2000.

Future cash needs will be financed by cash flow from operations, the current borrowing arrangement and, if needed, other financing arrangements that may be available to the Company. The Company intends to renew its current borrowing arrangement, which expires in November 2001, in the same or similar form. The Company's current projection of future cash requirements, however, may be affected in the future by numerous factors, including changes in customer payments on accounts receivable, consumer credit industry trends, sales volume, operating cost fluctuations, revised capital spending plans and unplanned capital spending.

IMPACT OF INFLATION AND CHANGING PRICES

Although inflation has moderated in our economy, the Company is continually seeking ways to cope with its impact.

To the extent permitted by competition, increased costs are passed on to customers by selectively increasing selling prices over a period of time. Profit margins have been pressured by paper cost and postal rate increases. Paper prices were higher in 1998 than in 1997, lower in 1999 than in 1998, again higher in 2000 than in 1999 and fairly stable at this time. Postal rates increased on January 10, 1999 and the Company estimates that its 1999 postage bill increased by 4.7% (approximately $3.9 million pre-tax). Postal rates increased again on January 7, 2001 and could increase again as early as the fall of 2002.

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

ACCOUNTING PRONOUNCEMENTS

In June 1998, Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued. Statement No. 133 provides new guidelines for accounting for derivative instruments and requires companies to recognize all derivatives on the balance sheet at fair value. Gains or losses resulting from changes in the values of the derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The Company will adopt Statement No. 133 effective January 1, 2001. The Company believes that adoption of Statement No. 133 will not have an impact on the financial statements of the Company, as the Company has historically not invested in derivative instruments.

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin (SAB) No. 101, "Revenue Recognition in Financial Statements." Bulletin No. 101 formalizes the SEC's position on application of revenue recognition rules. The Company adopted Bulletin No. 101 in the fourth quarter of 2000 and the adoption did not have a substantial effect on the Company's financial statements.

FUTURE CONSIDERATIONS

The Company is faced with the ever-present challenge of maintaining and expanding the customer file. This involves the acquisition of new customers (prospects), the conversion of new customers to established customers (active repeat buyers) and the retention and/or reactivation of established customers. These actions are vital in growing the business but are being impacted by increased operating costs, a declining labor pool, increased competition in the retail sector, high levels of consumer debt and varying consumer response rates.

The Company's marketing strategy includes targeting customers in the "40 to 60, low-to-moderate income" market and in the "60+, low-to-moderate income" market. The "40 to 60" market is the fastest growing segment of the population. Success of the Company's marketing strategy requires investment in database management, financial and operating systems, prospecting programs, catalog marketing, new product lines, telephone call centers, e-commerce and fulfillment capabilities and capacity. Management believes that these investments should improve Blair Corporation's position in new and existing markets and provide opportunities for future earnings growth.

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

SAFE HARBOR STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

Forward-looking statements in this Annual Report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. Any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements are included in, but not limited to, the following sections of the report:

     o    The Message to Shareholders.

     o The paragraph on the provision for doubtful accounts in the Results of Operations, Comparison of 2000 and 1999.

     o The Paragraph on the provision for doubtful accounts in the Results of Operations, Comparison of 1999 and 1998.

     o The last sentence (Inventory levels have increased...) of the paragraph on merchandise inventory in Liquidity and Sources of Capital.

     o The third sentence (The fourth product line, Crossing Pointe...) of the paragraph on operating segment in Liquidity and Sources of Capital.

     o The paragraph on credit granting as a marketing advantage in Liquidity and Sources of Capital.

     o The paragraph on capital expenditures in Liquidity and Sources of Capital.

     o The second sentence (the Company's intent to...)of the paragraph on recently declared dividend in Liquidity and Sources of Capital.

     o The paragraph on future cash needs in Liquidity and Sources of Capital.

     o    The Impact of Inflation and Changing Prices.

     o    Future Considerations.

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



16