Form 10-K, Exhibit 13
period 2001-12-31
BLAIR CORP
filed 2002-03-15
CIK 71525

                                                                     Exhibit 13


CONSOLIDATED STATEMENTS OF INCOME
-------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31                                  2001               2000               1999
------------------------------------------------------------------------------------------------------
Net sales ...................................       $580,700,163       $574,595,907       $522,197,334
Other income -- Note 7 ......................         47,766,066         44,792,832         40,686,195
                                                    ------------       ------------       ------------
                                                     628,466,229        619,388,739        562,883,529

Costs and expenses:
   Cost of goods sold .......................        285,923,186        282,011,613        269,460,019
   Advertising ..............................        169,102,381        140,860,571        134,892,301
   General and administrative ...............        127,260,554        125,458,465        109,340,500
   Provision for doubtful accounts ..........         31,333,326         35,932,526         22,468,075
   Interest .................................          2,142,636          1,835,120          2,557,945
                                                    ------------       ------------       ------------
                                                     615,762,083        586,098,295        538,718,840
                                                    ------------       ------------       ------------
INCOME BEFORE INCOME TAXES ..................         12,704,146         33,290,444         24,164,689

Income taxes -- Note 6 ......................          3,412,000         12,186,000          8,852,000
                                                    ------------       ------------       ------------

NET INCOME ..................................       $  9,292,146       $ 21,104,444       $ 15,312,689
                                                    ============       ============       ============

Basic and diluted earnings per share based on
   weighted average shares outstanding ......       $       1.17       $       2.63       $       1.84
                                                    ============       ============       ============


See accompanying notes.


REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

     BOARD OF DIRECTORS AND STOCKHOLDERS
     BLAIR CORPORATION AND SUBSIDIARIES

     We have audited the accompanying consolidated balance sheets of Blair Corporation and Subsidiaries as of December 31, 2001 and 2000 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Blair Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blair Corporation and Subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States.

     Buffalo, New York
     February 8, 2002                          /s/ Ernst & Young LLP

CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

DECEMBER 31                                                                 2001                  2000
-----------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash ......................................................          $  5,712,495          $  7,497,907
   Customer accounts receivable, less
      allowances for doubtful accounts and
      returns of $45,967,160 in 2001 and
      $46,764,673 in 2000 ....................................           158,302,205           172,393,572
   Inventories:
      Merchandise ............................................            73,249,927            94,912,349
      Advertising and shipping supplies ......................            22,162,217            14,660,290
                                                                        ------------          ------------
                                                                          95,412,144           109,572,639
   Deferred income taxes -- Note 6 ...........................            10,675,000            11,728,000
   Prepaid expenses ..........................................               878,870               958,849
                                                                        ------------          ------------
TOTAL CURRENT ASSETS .........................................           270,980,714           302,150,967

PROPERTY, PLANT AND EQUIPMENT
   Land ......................................................             1,142,144             1,142,144
   Buildings .................................................            64,443,439            64,235,385
   Equipment .................................................            60,008,564            54,664,689
                                                                        ------------          ------------
                                                                         125,594,147           120,042,218
   Less allowances for depreciation ..........................            73,553,885            66,391,927
                                                                        ------------          ------------
                                                                          52,040,262            53,650,291
TRADEMARKS ...................................................               632,651               704,894
OTHER LONG-TERM ASSETS .......................................               459,702                   -0-
                                                                        ------------          ------------
TOTAL ASSETS .................................................          $324,113,329          $356,506,152
                                                                        ============          ============

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
   Notes payable -- Note 2 ...................................          $ 15,000,000          $ 25,000,000
   Trade accounts payable ....................................            47,632,277            75,973,006
   Advance payments from customers ...........................             1,925,619             2,077,053
   Accrued expenses -- Note 3 ................................            11,818,546            14,289,318
   Accrued federal and state taxes ...........................             2,776,985               929,101
   Current portion of capital lease obligation -- Note 4 .....               336,865                34,810
                                                                        ------------          ------------
TOTAL CURRENT LIABILITIES ....................................            79,490,292           118,303,288
CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION -- Note 4 ....               824,966                30,712
DEFERRED INCOME TAXES -- Note 6 ..............................             2,009,000             1,146,000
STOCKHOLDERS' EQUITY -- Note 5
   Common Stock without par value:
   Authorized 12,000,000 shares; issued
   10,075,440 shares (including shares held
   in treasury) --  stated value .............................               419,810               419,810
   Additional paid-in capital ................................            14,589,838            14,612,333
   Retained earnings .........................................           271,954,815           267,444,414
                                                                        ------------          ------------
                                                                         286,964,463           282,476,557
   Less 2,105,571 shares in 2001 and 2,106,596
      shares in 2000 of Common Stock in
      treasury -- at cost ....................................            43,187,542            43,218,782
   Less receivable from stock plans ..........................             1,987,850             2,231,623
                                                                        ------------          ------------
TOTAL STOCKHOLDERS' EQUITY ...................................           241,789,071           237,026,152
                                                                        ------------          ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ...................          $324,113,329          $356,506,152
                                                                        ============          ============

See accompanying notes.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31                                       2001                 2000                  1999
-----------------------------------------------------------------------------------------------------------------
COMMON STOCK .....................................       $     419,810        $     419,810        $     419,810

ADDITIONAL PAID-IN CAPITAL:
   Balance at beginning of year ..................          14,612,333           14,625,722           14,278,828
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase and
      Omnibus Stock Plans -- Note 5. .............             (15,623)             (13,830)             334,894
   Issuance of Common Stock to
      non-employee directors .....................              (6,872)                 441               12,000
                                                         -------------        -------------        -------------
   Balance at end of year ........................          14,589,838           14,612,333           14,625,722

RETAINED EARNINGS:
   Balance at beginning of year ..................         267,444,414          251,163,905          240,798,008
   Net income ....................................           9,292,146           21,104,444           15,312,689
   Cash dividends declared per share --
      $0.60 in 2001, 2000 and 1999 ...............          (4,781,745)          (4,823,935)          (4,946,792)
                                                         -------------        -------------        -------------
   Balance at end of year ........................         271,954,815          267,444,414          251,163,905

TREASURY STOCK:
   Balance at beginning of year ..................         (43,218,782)         (39,829,081)         (26,756,067)
   Purchase of 268,074 shares in 2000 and
      808,127 shares in 1999 of Common
      Stock for treasury .........................                 -0-           (4,965,592)         (13,847,120)
    Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase and
      Omnibus Stock Plans -- Note 5 ..............              (7,390)           1,553,457              759,762
    Issuance of 1,825 shares in 2001, 1,500 shares
      in 2000 and 1999 of Common Stock
      to non-employee directors ..................              38,630               22,434               14,344
                                                         -------------        -------------        -------------
    Balance at end of year .......................         (43,187,542)         (43,218,782)         (39,829,081)

RECEIVABLE FROM STOCK PLANS:
   Balance at beginning of year ..................          (2,231,623)          (2,402,931)          (2,239,344)
   Issuance (net of forfeitures)
      of Common Stock under
      Employee Stock Purchase and
      Omnibus Stock Plans -- Note 5 ..............               7,525             (499,263)            (371,551)
   Repayments ....................................             236,248              670,571              207,964
                                                         -------------        -------------        -------------
   Balance at end of year ........................          (1,987,850)          (2,231,623)          (2,402,931)
                                                         -------------        -------------        -------------
TOTAL STOCKHOLDERS' EQUITY .......................       $ 241,789,071        $ 237,026,152        $ 223,977,425
                                                         =============        =============        =============



See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

YEAR ENDED DECEMBER 31                                       2001              2000              1999
-----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income ......................................     $  9,292,146      $ 21,104,444      $ 15,312,689
   Adjustments to reconcile net income
      to net cash provided by operating activities:
      Depreciation and amortization ................        7,905,034         6,241,784         5,073,618
      Loss on disposal of property and equipment ...           36,846               -0-               -0-
      Provision for doubtful accounts ..............       31,333,326        35,932,526        22,468,075
      Provision for deferred income taxes ..........        1,916,000        (2,478,000)       (1,691,000)
      Compensation expense (net of forfeitures)
          for stock awards .........................           16,270         1,063,239           830,850
      Changes in operating assets and liabilities
         providing (using) cash:
            Customer accounts receivable ...........      (17,241,959)      (42,497,019)      (30,105,328)
            Inventories ............................       14,160,495       (29,524,812)       35,087,723
            Prepaid expenses and other assets ......         (379,723)          110,087          (724,454)
            Trade accounts payable .................      (28,340,729)       22,792,607         1,109,999
            Advance payments from customers ........         (151,434)           18,402           875,822
            Accrued expenses .......................       (2,470,772)        3,546,773        (1,332,191)
            Federal and state taxes ................        1,847,884         8,416,389         4,967,928
                                                         ------------      ------------      ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES ..........       17,923,384        24,726,420        51,873,731



INVESTING ACTIVITIES
   Purchases of property, plant and equipment ......       (4,910,485)      (12,934,793)       (3,842,522)
                                                         ------------      ------------      ------------
NET CASH USED IN INVESTING ACTIVITIES ..............       (4,910,485)      (12,934,793)       (3,842,522)



FINANCING ACTIVITIES
   Net (repayments of) proceeds from bank borrowings      (10,000,000)        3,200,000       (30,950,000)
   Repayments of principal on capital leases .......         (252,814)              -0-               -0-
   Dividends paid ..................................       (4,781,745)       (4,823,935)       (4,946,792)
   Purchase of Common Stock for treasury ...........              -0-        (4,965,592)      (13,847,120)
   Decrease in notes receivable from
      stock plans ..................................          236,248           670,571           126,563
                                                         ------------      ------------      ------------
NET CASH USED IN FINANCING ACTIVITIES ..............      (14,798,311)       (5,918,956)      (49,617,349)
                                                         ------------      ------------      ------------


NET (DECREASE) INCREASE IN CASH ....................       (1,785,412)        5,872,671        (1,586,140)
   Cash at beginning of year .......................        7,497,907         1,625,236         3,211,376
                                                         ------------      ------------      ------------

CASH AT END OF YEAR ................................     $  5,712,495      $  7,497,907      $  1,625,236
                                                         ============      ============      ============



See accompanying notes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------------------
ORGANIZATION

The consolidated financial statements include the accounts of Blair Corporation and its wholly-owned subsidiaries. All significant intercompany accounts are eliminated upon consolidation.

REVENUE RECOGNITION

Sales (cash, Blair Credit, or third party credit card) are recorded when the merchandise is shipped to the customer, in accordance with the provisions of Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements. Blair Credit sales are made under Easy Payment Plan sales arrangements. Monthly, a provision for potentially doubtful accounts is charged against income based on management's estimate of realization. Any recoveries of bad debts previously written-off are credited back against the allowance for doubtful accounts in the period received. As reported in the balance sheet, the carrying amount, net of allowances for doubtful accounts and returns, for customer accounts receivable on Blair Credit sales, approximates fair value.

The Company records internally incurred shipping and handling costs in cost of sales.

Finance charges on time payment accounts are recognized on an accrual basis of accounting.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

RETURNS

A provision for anticipated returns is recorded monthly as a percentage of gross sales based upon historical experience. This provision is charged directly against gross sales to arrive at net sales as reported in the consolidated statements of income. Actual returns are charged against the allowance for returns, which is netted against accounts receivable in the balance sheet. The provision for returns charged against income in 2001, 2000 and 1999 amounted to $89,930,958, $84,955,671, $83,262,638, respectively. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

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

INVENTORIES

Inventories are valued at the lower of cost or market. Cost of merchandise inventories is determined principally on the last-in, first-out (LIFO) method. Cost of advertising and shipping supplies is determined on the first-in, first-out (FIFO) method. Advertising and shipping supplies include printed advertising material and related mailing supplies for promotional mailings, which are generally scheduled to occur within two months. These costs are expensed when mailed. If the FIFO method had been used, inventories would have increased by approximately $5,366,000 and $6,717,000 at December 31, 2001 and 2000, respectively. The Company has a reserve for slow moving and obsolete inventory amounting to $4,150,000 and $6,250,000 at December 31, 2001 and 2000, respectively.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated on the basis of cost. Depreciation has been provided principally by the straight-line method using rates, which are estimated to be sufficient to amortize the cost of the assets over their period of usefulness. Amortization of assets recorded under capital lease obligations is included with depreciation expenses.

TRADEMARKS

Trademarks are stated on the basis of cost. All trademarks are being amortized by the straight-line method for a period of 15 years. Amortization expense amounted to $72,243 in 2001, 2000 and 1999.

ASSET IMPAIRMENT

The Company analyzes its long-lived and intangible assets for events and circumstances that might indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts. There are no indications of impairment present at December 31, 2001.

EMPLOYEE BENEFITS

The Company's employee benefits include a profit sharing and retirement feature available to all eligible employees. Contributions are dependent on net income of the Company and recognized on an accrual basis of accounting. The contributions to the plan charged against income in 2001, 2000 and 1999 amounted to $880,397, $2,288,916 and $1,630,652, respectively.

As part of the same benefit plan, the Company has a contributory savings feature whereby all eligible employees may contribute up to 10% of their annual base salaries. The Company's matching contribution to the plan is based upon a percentage formula as set forth in the plan agreement. The Company's matching contributions to the plan charged against income in 2001, 2000 and 1999 amounted to $1,992,715, $2,004,930 and $1,940,441, respectively.

INCOME TAXES

The liability method is used in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax basis of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FINANCIAL INSTRUMENTS

The carrying amounts of cash, customer accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities. The interest rates on the Company's securitized and revolving credit facilities are adjusted regularly to reflect current market rates. Accordingly, the carrying amounts of the Company's borrowings also approximate fair value.

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board issued Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company adopted the new statement effective January 1, 2001. The Company has historically not utilized derivative instruments, and as a result, the adoption of this statement has had no impact on the financial statements of the Company.

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statement. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. It is anticipated that the adoption of this statement will not have a significant impact on the Company.

RECLASSIFICATIONS

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

2. FINANCING ARRANGEMENTS
--------------------------------------------------------------------------------
On December 20, 2001, the Company entered into a Credit Agreement with PNC Bank, National Association, as agent, and certain other banks. The Agreement puts in place a syndicated revolving credit facility of up to $30 million, secured by inventory and certain other assets of the Company and its subsidiaries. At the present time, $10 million of the $30 million is available to the Company, with the balance obtainable upon meeting certain provisions. The interest rate is, at the Company's option, based on a base rate option (greater of Prime or Fed Funds Rate plus .5%), swing loan rate option (as quoted by PNC Bank), or Euro-rate option (Euro-rate plus 1.75%) as defined in the Credit Agreement. The Company is required to meet certain covenants that specifically relate to tangible net worth, maintaining a defined leverage ratio and fixed charge coverage ratio, and complying with certain indebtedness restrictions. As of December 31, 2001, the Company was in compliance with all the Credit Agreement's covenants and no borrowings were outstanding under the Credit Agreement.

Also, on December 20, 2001, the Company completed a securitization of up to $100 million in accounts receivable with PNC Bank, National Association, as administrator, and certain conduit purchasers. The Company sold all right, title and interest in and to certain of its accounts receivable to Blair Factoring Company, a wholly-owned subsidiary. Blair Factoring Company is a separate bankruptcy remote special purpose entity that entered into a Receivable Purchase Agreement with PNC Bank, National Association, as administrator, and certain conduit purchasers. The Company's consolidated financial statements include the accounts of Blair Factoring Company, and both the receivables and secured borrowings. Transactions entered into under the Receivable Purchase Agreement are considered secured borrowings and collateral transactions under the provisions of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. At the present time, $50 million of the $100 million is available to the Company, with the balance obtainable upon meeting certain provisions. The interest rate approximates 1-month LIBOR plus the appropriate spread (55 basis points at December 31, 2001) as defined in the Receivables Purchase Agreement. The securitization requires certain performance standards for the Company's accounts receivable portfolio in addition to complying with the covenants in the Credit Agreement. As of December 31, 2001, the Company was in compliance with all the requirements of the Receivables Purchase Agreement. At December 31, 2001, the Company had $15 million outstanding, the minimum amount required to be outstanding, under the Receivables Purchase Agreement, all of which was classified as short-term.

Both the revolving credit facility and the securitization have three-year terms, expiring December 20, 2004. The two new agreements replaced a $55,000,000 Revolving Credit Facility that was to expire on December 31, 2001. The $55,000,000 Revolving Credit Facility was an extension, and reduction, of the $95,000,000 Revolving Credit Facility that expired on November 13, 2001. At December 31, 2000, the Company had $25,000,000 outstanding under this facility, all of which was classified as short-term.

Interest paid during 2001, 2000 and 1999 amounted to $2,142,636, $1,835,120 and $2,558,409, respectively. The weighted average interest rate on average debt outstanding was 5.03%, 7.07% and 5.77% for the years ended December 31, 2001, 2000 and 1999, respectively.

Additionally, the Company had available a $25 million line for letters of credit. As of December 20, 2001, no new letters of credit can be issued under the $25 million line and the line will expire around mid-year 2002 when the last letter of credit is scheduled to expire. Outstanding letters of credit amounted to approximately $10,000,000 at December 31, 2001 and related primarily to inventory purchases. New letters of credit issued after December 20, 2001 will be issued under the Credit Agreement dated December 20, 2001. No letters of credit were issued under the Credit Agreement as of December 31, 2001.

3. ACCRUED EXPENSES
--------------------------------------------------------------------------------
Accrued expenses consist of:

                                           2001           2000
                                           ----           ----
Employee compensation                  $ 7,274,766     $ 9,476,660
Contribution to Profit Sharing and
   Retirement Plan                         880,397       2,288,916
Taxes, other than taxes on income          456,421         745,312
Voluntary separation program             1,379,243             -0-
Other accrued items                      1,827,719       1,778,430
                                       -----------     -----------
                                       $11,818,546     $14,289,318
                                       ===========     ===========

In the first quarter of 2001, the Company accrued and charged to expense $2.5 million in separation costs. The costs were charged to General and Administrative Expense in the income statement. The one-time $2.5 million charge represents severance pay, related payroll taxes and medical benefits due the 56 eligible employees who accepted the voluntary separation program rather than relocate or accept other positions in the Company. The program was offered to eligible employees of the Blair Mailing Center from which the merchandise returns operations have been relocated and the mailing operations have been outsourced. As of December 31, 2001, $1,120,757 of the $2.5 million has been paid.

4. LEASES
--------------------------------------------------------------------------------
CAPITAL LEASES

The Company leases certain data processing and telephone equipment under agreements that expire in various years through 2005. The following is a schedule by year of future minimum capital lease payments required under capital leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001:

 2002                                             $   431,109
 2003                                                 410,967
 2004                                                 405,615
 2005                                                 101,404
                                                  -----------
                                                    1,349,095
Less amount representing interest                    (187,264)
                                                  -----------
Present value of minimum lease payments             1,161,831
Less current portion                                 (336,865)
                                                  -----------
Long-term portion of capital lease obligation     $   824,966
                                                  ===========

During 2001, the Company entered in to capital lease obligations amounting to $1,622,461.

OPERATING LEASES

The Company leases certain data processing, office and telephone equipment under agreements that expire in various years through 2006. The Company has also entered into several lease agreements for buildings, expiring in various years through 2012. Rent expense for the Company for 2001, 2000 and 1999 was $5,183,281, $5,517,883 and $5,429,805, respectively. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2001:

2002                                         $  2,906,936
2003                                            2,297,621
2004                                            1,780,316
2005                                            1,413,512
2006                                            1,152,506
Thereafter                                      4,740,410
                                                ---------
                                              $14,291,301
                                              ===========

5. STOCKHOLDERS' EQUITY
--------------------------------------------------------------------------------
EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

                                         2001           2000           1999
                                         ----           ----           ----
Numerator:
   Net income                        $ 9,292,146    $21,104,444    $15,312,689
Denominator:
   Denominator for basic
      earnings per share --
      weighted average shares
      outstanding                      7,969,556      8,034,385      8,301,098
   Effect of dilutive securities:
     Employee stock options                  380            -0-            -0-
                                     -----------    -----------    -----------
   Denominator for diluted
      earnings per share --
       weighted average shares
      outstanding and
      assumed conversions              7,969,936      8,034,385      8,301,098
                                     ===========    ===========    ===========
Basic earnings per share             $      1.17    $      2.63    $      1.84
                                     ===========    ===========    ===========
Diluted earnings per share           $      1.17    $      2.63    $      1.84
                                     ===========    ===========    ===========

OMNIBUS STOCK PLAN

During 2000, the Company adopted, with stockholder approval, an Omnibus Stock Plan (Omnibus Plan) that provides for 750,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Omnibus Stock Plan Committee. At December 31, 2001 and 2000, 624,081 and 714,600 shares were available to be issued under the Plan, respectively. The Company follows APB Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations (APB Opinion No. 25) and Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) in accounting for its Omnibus Plan. Compensation expense equals the difference between the exercise price and the market price of the shares at the date of grant. Compensation expense related to this award amounted to $-0- and $480,130 for the years ended December 31, 2001 and 2000, respectively. A summary of the activity under the Omnibus Plan is as follows:

                                            2001         2000
                                            ----         ----
Shares granted and issued                    -0-        35,400
Grant and issue price per share              -0-       $  6.50
Market value per share at date of issue      -0-       $20.063

Under the Omnibus Plan, the Company also may provide non-qualified stock options. The price of option shares granted under the Omnibus Plan shall not be less than the fair market value of common stock on the date of grant, and the term of the stock option shall not exceed ten years from date of grant. Options vest over a three-year period. On April 16, 2001, the Company issued 90,519 options to employees at an exercise price of $17.10 per share.

A summary of the stock options activity in the Company's Omnibus Plan is as follows:

                                                   2001
                                                   ----
                                                 Weighted Average
                                       Options    Exercise Price
                                       -------    --------------
Outstanding - beginning of year            -0-     $  -0-
Exercised and surrendered                  -0-        -0-
Granted                                 90,519      17.10
                                        ======     ======
Outstanding - end of year               90,519     $17.10
                                        ======     ======
Exercisable end of year                    -0-
                                        ======

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions: risk-free interest rate of 5.2%; dividend yield of 3.5%; volatility factor of the expected market price of the Company's Common Stock of .547; and a weighted average expected life of the option of 7 years. The per share fair value of the options granted in 2001 was $7.40. The pro forma effect on earnings for the year ended December 31, 2001 is as follows: net income $9,189,338; basic and diluted earnings per share $1.15. The 2000 and 1999 net income and earnings per share would not have been impacted, since no stock options were granted in 2000 or 1999.

EMPLOYEE STOCK PURCHASE PLAN

The Company had an Employee Stock Purchase Plan (Plan) (amended in 1992), which provided for 400,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Stock Purchase Plan Committee. During 2001, no stock was issued under the Plan and the Plan was terminated. At December 31, 2000, 1,698 shares, were available to be issued under the Plan. The Company follows APB Opinion No. 25 and SFAS No. 123 in accounting for its Employee Stock Purchase Plan. Compensation expense equals the difference between the exercise price and the market price of the shares at the date of grant. Compensation expense related to these awards amounted to $-0-, $635,009 and $804,506, for the years ended December 31, 2001, 2000 and
1999, respectively. A summary of the activity under the Plan is as follows:

                                       2001        2000          1999
                                       ----        ----          ----
Shares granted and issued               -0-     31,852 and      60,150
                                                    14,000

Grant and issue price per share         -0-      $6.50 and       $6.50
                                                     $7.00

Market value per share
    at date of issue                    -0-    $20.063 and     $19.875
                                                   $21.500

Shares cancelled and forfeited          800          3,700       3,000
Original price per share           $6.50 to       $6.50 to    $7.50 to
                                     $11.00         $13.00      $16.00
Weighted average price per share      $9.41          $9.70      $11.75

6. INCOME TAXES
--------------------------------------------------------------------------------
The components of income tax expense are as follows:

                                   2001             2000               1999
                                   ----             ----               ----
Currently payable:
  Federal                     $  1,424,000      $ 14,271,000       $  9,710,000
  Foreign                           42,000               -0-                -0-
  State                             30,000           393,000            833,000
                              ------------      ------------       ------------
                                 1,496,000        14,664,000         10,543,000
Deferred                         1,916,000        (2,478,000)        (1,691,000)
                              ------------      ------------       ------------
                              $  3,412,000      $ 12,186,000       $  8,852,000
                              ============      ============       ============

The differences between total tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes are as follows:

                                      2001             2000             1999
                                      ----             ----             ----
Statutory rate applied to
   pretax income                 $  4,446,709      $ 11,654,978     $  8,457,641
State income taxes, net
   of federal benefit                  42,295           432,900          375,700
Tax refund                         (1,539,000)              -0-              -0-
Other items                           461,996            98,122           18,659
                                 ------------      ------------     ------------
                                 $  3,412,000      $ 12,186,000     $  8,852,000
                                 ============      ============     ============

In the current year, the Company incurred a net operating loss of approximately $21 million in the state of Pennsylvania. Only $20 million of the net operating loss is available to offset future income in the state because Pennsylvania limits the annual net operating loss carry forward to $2 million for 10 years. A deferred tax asset of $600,000 has been established based on the $20 million net operating loss available to be carried forward. The deferred tax asset is offset by a valuation allowance because it is uncertain as to whether the Company will generate sufficient income in the future to absorb the net operating loss before they expire in 2011.

Income taxes (refunded) paid during 2001, 2000 and 1999 amounted to ($126,245), $6,972,690 and $6,161,685, respectively.

Components of the deferred tax asset and liability under the liability method as of December 31, 2001 and 2000 are as follows:

                                                    2001                2000
                                                    ----                ----
Current net deferred tax asset
   Doubtful accounts                           $ 13,681,000        $ 13,048,000
   Returns allowance                              1,821,000           1,498,000
   Inventory obsolescence                         1,584,000           2,386,000
   Inventory costs                                 (924,000)         (2,085,000)
   Vacation pay                                   1,469,000           1,408,000
   Advertising costs                             (7,954,000)         (5,011,000)
   State net operating loss                         600,000                 -0-
   Other items                                      998,000             484,000
                                               ------------        ------------
   Total deferred tax asset                    $ 11,275,000        $ 11,728,000
   State valuation allowance                       (600,000)                -0-
                                               ------------        ------------
   Deferred tax asset,
    net of valuation allowance                 $ 10,675,000        $ 11,728,000
                                               ============        ============
Long-term deferred tax liability
   Property, plant and equipment               $  2,009,000        $  1,146,000
                                               ============        ============

7. OTHER INCOME

Other income consists of:

                                         2001           2000            1999
                                         ----           ----            ----
Finance charges on time
   payment accounts                  $37,791,524     $37,270,749     $33,906,734
Commissions earned                     3,658,633       3,246,282       2,936,178
Interest from tax settlement           4,061,253             -0-             -0-
Other items                            2,254,656       4,275,801       3,843,283
                                     -----------     -----------     -----------
                                     $47,766,066     $44,792,832     $40,686,195
                                     ===========     ===========     ===========

8. BUSINESS SEGMENT AND CONCENTRATION OF BUSINESS RISK
--------------------------------------------------------------------------------
The Company operates as one segment in the business of selling men's and women's fashion apparel and accessories and home furnishing items. The Company's segment reporting is consistent with the presentation made to the Company's chief operating decision-maker. The Company's customer base is comprised of individuals throughout the United States and is diverse in both geographic and demographic terms. Advertising is done mainly by means of catalogs and direct mail letters, which offer the Company's merchandise.

Sales of the men's and women's fashion apparel and accessories accounted for 89%, 86%, and 86%, of total 2001, 2000 and 1999 sales, respectively. Home products accounted for the remaining sales volume.


                                    [PHOTO]

QUARTERLY RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2001 and 2000.


                                               2001                                                   2000
                                           QUARTER ENDED                                         QUARTER ENDED

                         March         June        September       December       March        June         September      December
                             31            30            30             31            31            30            30            31
---------------------------------------------------------------------------     ---------------------------------------------------
                                                   (Thousands of dollars, except per share data)
Net sales .......     $ 133,055      $ 164,093     $ 123,019      $ 160,533     $ 130,064     $ 157,064     $ 115,183      $ 172,285
Cost of goods
   sold .........        64,411         78,839        66,518         76,155        64,034        77,373        57,530         83,075
Net income ......          (232)         5,479        (3,314)         7,359         6,938         8,286          (773)         6,653
Basic and diluted
   earnings
   per share ....         (0.03)           .69         (0.42)           .93           .85          1.04          (.09)           .83

Quarter ended March 31, 2001 includes additional net income of $436,000, $.06 per share; quarter ended June 30, 2001 includes additional net income of $230,000, $.03 per share; quarter ended September 30, 2001 includes additional net income of $974,000, $.12 per share; and quarter ended December 31, 2001 includes additional net income of $1,265,000, $.16 per share. The additional net income in the four quarters of 2001 was due to reductions in the provisions for doubtful accounts and returns resulting from actual bad debt and returns experience bettering prior estimates. Quarter ended December 31, 2000 includes additional net income of $947,000, $.12 per share, due to reductions in the provision for returns resulting from actual returns experience bettering prior estimates.

COMMON STOCK MARKET PRICES AND
DIVIDENDS DECLARED PER SHARE
--------------------------------------------------------------------------------
The Company's Common Stock is traded on the American Stock Exchange (symbol BL). The number of record holders of the Company's Common Stock at December 31, 2001 was 2,424.

                                          2001                                         2000
                               SALES PRICE          DIVIDENDS                Sales Price           Dividends
                            HIGH          LOW        DECLARED             High           Low        Declared
First Quarter ........    $20.750       $16.500        $.15              $18.125       $12.563        $.15
Second Quarter .......     19.500        15.300         .15               20.625        14.500         .15
Third Quarter ........     17.900        13.050         .15               25.375        17.125         .15
Fourth Quarter .......     22.750        14.000         .15               23.625        17.250         .15

The payment of dividends is dependent on future earnings, capital requirements and financial condition. The Company intends to continue its policy of paying regular cash dividends; however, the Company will evaluate its dividend policy on an ongoing basis.

SELECTED FINANCIAL DATA
--------------------------------------------------------------------------------

Year Ended December 31          2001               2000               1999              1998               1997
Net sales ..........       $580,700,163       $574,595,907       $522,197,334       $506,803,591       $486,581,737
Net income .........          9,292,146         21,104,444         15,312,689         22,289,008         13,253,928
Total assets .......        324,113,329        356,506,152        312,954,542        346,012,722        309,497,568
Long-term debt .....                -0-                -0-         10,000,000         30,000,000                -0-
Per share:
   Basic and diluted
       earnings ....               1.17               2.63               1.84               2.49               1.45
   Cash dividends
      declared .....                .60                .60                .60                .60                .60

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

RESULTS OF OPERATIONS
--------------------------------------------------------------------------------
COMPARISON OF 2001 AND 2000

Net income for 2001 was $9,292,146, or $1.17 per share, as compared to $21,104,444, or $2.63 per share, in 2000. The 56% decline in net income was primarily attributable to the downturn in economic conditions, a decline in response rates and consumer spending, the costs associated with the Company's investments in several growth initiatives and the liquidation of excess inventory. The year 2001 also included a $2.5 million charge attributable to the Company's voluntary separation program. The one-time charge decreased net income for 2001 by $1.5 million, or $.18 per share. The year 2001 also included $4 million in interest income and a $1.5 million reduction in income tax expense resulting from the receipt of an Internal Revenue tax settlement in excess of the estimated settlement amount recorded. The one-time gain in interest income increased net income for 2001 by $2.6 million, or $.32 per share. The $1.5 million reduction in income tax expense increased 2001 net income by $.19 per share.

Net sales for 2001 increased to a record level and were 1.1% higher than net sales for 2000. Actual response rates in 2001 were lower than in 2000 and were below expected levels for 2001. Gross sales revenue generated per advertising dollar decreased approximately 16% in 2001 as compared to 2000. The total number of orders shipped decreased while the average order size increased in 2001 as compared to 2000. The provision for returned merchandise as a percentage of gross sales increased slightly in 2001 as compared to 2000.

Other income increased 6.6% in 2001 as compared to 2000. Other income increased primarily because of the one-time $4 million interest payment resulting from an Internal Revenue tax settlement.

Cost of goods sold as a percentage of net sales increased slightly to 49.2% in 2001 from 49.1% in 2000. Liquidation of excess inventory, primarily in the third quarter of 2001, more than offset stable or declining product costs and the Company's efforts to improve gross margins.

Advertising expense in 2001 increased 20% from 2000. A planned larger advertising effort, a postal rate increase and new marketing growth initiatives (Crossing Pointe, e-commerce and men's and women's targeted apparel catalogs) were primarily responsible for the increased advertising cost in 2001.

The total number of catalog mailings released in 2001 was 27% more than in 2000 (184.1 million vs. 145.1 million). Print advertising for Crossing Pointe (started in third quarter of 2000) is all via catalog and is included in the catalog mailings numbers.

The total number of letter mailings released in 2001 was 9% less than in 2000 (82.7 million vs. 90.9 million). Letter mailings are most productive when targeting the Company's female customers and, since mid-year 2000, have been used to promote only our women's apparel lines.

Total volume of the co-op and media advertising programs decreased 2.7% in 2001 as compared to 2000 (1.19 billion vs. 1.22 billion).

The Company launched e-commerce sites for Crossing Pointe, www.crossingpointe.com, and the Blair Online Outlet early in the third quarter of 2000. The Blair website, www.blair.com (including the Online Outlet), was launched late third quarter/early fourth quarter of 2000. A redesigned www.blair.com was introduced in the first quarter of 2001 and features improved navigation and quicker access to our expanded product offerings. The Company has also launched e-commerce sites for Scandia Woods and Irvine Park, new men's targeted apparel catalogs. Just under $35 million in e-commerce sales were generated in the year 2001 as compared to $2.5 million for the year 2000. The $35 million in e-commerce sales in 2001 represents approximately 5% of the Company's total gross sales for 2001.

General and administrative expense increased 1.4% in 2001 as compared to 2000. The higher general and administrative expense in 2001 was primarily attributable to the one-time $2.5 million charge for the Company's voluntary separation program, and to the general and administrative costs associated with e-commerce, Crossing Pointe and recently introduced men's and women's targeted apparel catalogs. The $2.5 million charge represents the cost of the severance pay, related payroll taxes and medical benefits due the 56 eligible employees who accepted the voluntary separation program rather than relocate or accept other positions in the Company. The program was offered to eligible employees of the former Blair Mailing Center from which the merchandise returns operations have been relocated and the mailing operations have been outsourced. As of December 31, 2001, $1.1 million of the $2.5 million charge has been paid.

The provision for doubtful accounts as a percentage of gross credit sales decreased 10% in 2001 as compared to 2000. The provision for doubtful accounts is based on current expectations (consumer credit and economic trends, etc.), sales mix (prospect/customer) and current and prior years' experience, especially delinquencies (accounts over 30 days past due) and actual charge-offs (accounts removed from accounts receivable for non-payment). The estimated bad debt rate used for the year 2001 was approximately 10% lower than the bad debt rate used in 2000. The estimated bad debt rate has declined due to a tightening of credit granting and improving delinquency and charge-off rates. At December 31, 2001, the delinquency rate of open accounts receivable was approximately 8% lower than at December 31, 2000. The delinquency rate for established credit customers, representing 97.0% of open receivables at December 31, 2001 and 95.3% at December 31, 2000, decreased 2.3% and the delinquency rate for prospects, 3.0% of open receivables at December 31, 2001 and 4.7% at December 31, 2000, decreased 8.3%. The charge-off rate for 2001 was 16% more than the charge-off rate for 2000, but the charge-off rate for the second half of 2001 was only 8.9% more than the charge-off rate for the second half of 2000 and was 2.5% lower than the charge-off rate for the first six months of 2001. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. The allowance for doubtful accounts as a percentage of delinquent accounts increased 11% at December 31, 2001 as compared to December 31, 2000. At this time, the Company feels that the allowance for doubtful accounts is sufficient to cover the charge-offs from the current customer accounts receivable portfolio. Also, credit granting, collection and behavior models continue to be updated and improved, and, along with expanding database capabilities, provide valuable credit-marketing opportunities.

Interest expense increased 17% in 2001 as compared to 2000. Interest expense results primarily from the Company's borrowings necessary to finance customer accounts receivable, inventories and growth initiatives. At December 31, 2001, inventories were down 13% and gross customer accounts receivable were down 7% -- at or near lowest levels for the year. However, average inventories, customer accounts receivable and debt outstanding have been higher in 2001 than in 2000.

Income taxes as a percentage of income before income taxes were 26.9% in 2001 and 36.6% in 2000. The federal income tax rate was 35% in both years. Income taxes for 2001 were reduced by $1.5 million due to an Internal Revenue tax settlement. In total, the Company recovered approximately $11 million in federal and state tax refunds in 2001.

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

Net sales for 2000 were a new annual record and increased 10% from the net sales for 1999. Overall, response rates were higher in 2000 than in 1999, but fell below heightened expected levels in the second half of 2000. Also, total advertising volume was higher in 2000 than in 1999. Gross sales revenue generated per advertising dollar increased 4.4% in 2000 as compared to 1999. The total number of orders shipped increased significantly while the average order size decreased slightly in 2000 as compared to 1999. An increased level of prospecting for new customers in 2000 affected the number and size of orders shipped. The provision for returned merchandise as a percentage of gross sales decreased 6.4% in 2000 as compared to 1999 primarily due to the Company's efforts to improve both product quality and product development.

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

Advertising expense in 2000 increased 4.4% from 1999. Increases in catalog and letter-style mailings, the start-up of Crossing Pointe and the expansion of e-commerce initiatives were primarily responsible for the increased advertising expense in 2000. Larger production runs have brought down the average print cost for catalog and letter-style mailings and more than offset the higher cost of paper in 2000. Improved predictive modeling techniques applied to the Company's marketing database information helped make it possible to increase response rates in 2000.

The total number of catalog mailings released in 2000 was 7.9% more than in 1999 (145.1 million vs. 134.5 million). Crossing Pointe print advertising is all via catalog and is included in the catalog mailings number for 2000.

The total number of letter-style mailings released in 2000 was 8.5% more than in 1999 (90.9 million vs. 83.8 million). Letter mailings are most productive when targeting the Company's women customers, and since mid-year 2000, have been used only to promote our women's apparel lines.

Total volume of the co-op and media advertising programs decreased 8.6% in 2000 as compared to 1999 (1.22 billion vs. 1.34 billion). The Company has reduced the volume primarily due to increased cost and/or lower response.

The Company launched e-commerce sites for Crossing Pointe and the Blair Online Outlet early in the third quarter of 2000. The www.blair.com website was launched late third quarter/early fourth quarter of 2000. A redesigned www.blair.com was introduced in the first quarter of 2001 and features improved navigation and quicker access to our expanded product offerings.

General and administrative expense increased 14.7% in 2000 as compared to 1999. The higher general and administrative expense was primarily the result of the expansion of e-commerce, the start-up of Crossing Pointe and a 12.7% increase in wages and benefits. The higher wages and benefits resulted from normal pay increases, from new hires to help support our marketing strategy and increased sales level, and from increases in benefits tied to corporate income.

The provision for doubtful accounts as a percentage of credit sales increased 35.8% in 2000 as compared to 1999. The estimated provision for doubtful accounts is based on current expectations (consumer credit and economic trends, etc.), sales mix (prospect/customer) and current and prior years' experience, especially delinquencies (accounts over 30 days past due) and actual charge-offs (accounts removed from accounts receivable for non-payment). Prior to 1994, actual charge-offs were consistently below delinquencies. In 1994, this trend reversed itself - actual charge-offs started exceeding delinquencies, resulting in additional provisions in 1995, 1996 and 1997. Once stronger credit controls were implemented, provisions for doubtful accounts and actual charge-offs, as a percentage of delinquencies, declined in 1998 and 1999. The estimated bad debt rate used for 2000 was approximately 30% higher than the bad debts rate used for 1999. The estimated bad debt rate increased primarily due to a larger credit-marketing program to prospects (new customers), a larger continuity sales program and a slight deterioration in delinquency rates. At December 31, 2000, the delinquency rate to open accounts receivable was 2.3% higher than at December 31, 1999. The delinquency rate for established credit customers (95.3% of open receivables at December 31, 2000 - 96.0% at December 31, 1999) increased ..2% and the delinquency rate for prospects increased 1.4%. The charge-off rate for 2000 was 22% more than the charge-off rate for 1999, primarily due to the expanded credit-marketing program to prospects. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. Credit granting, collection and behavior models continue to be updated and improved and, along with expanding database capabilities, provide valuable credit-marketing opportunities.

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

LIQUIDITY AND SOURCES OF CAPITAL
--------------------------------------------------------------------------------
All working capital and cash requirements for the year 2001 were met. Short-term funding was provided by operating activities, a revolving line of credit and a securitization of receivables.

On December 20, 2001, the Company entered into a Credit Agreement with PNC Bank, National Association, as agent, and certain other banks. The Agreement puts in place a syndicated revolving credit facility of up to $30 million, secured by inventory and certain other assets of the Company and its subsidiaries. At the present time, $10 million of the $30 million is available to the Company, with the balance obtainable upon meeting certain provisions. The interest rate is, at the Company's option, based on a base rate option (greater of Prime or Fed Funds Rate plus .5%), swing loan rate option (as quoted by PNC Bank), or Euro-rate option (Euro-rate plus 1.75%) as defined in the Credit Agreement. The Company is required to meet certain covenants that specifically relate to tangible net worth, maintaining a defined leverage ratio and fixed charge coverage ratio, and complying with certain indebtedness restrictions. As of December 31, 2001, the Company was in compliance with all the Credit Agreement's covenants and no borrowings were outstanding under the Credit Agreement.

Also, on December 20, 2001, the Company completed a securitization of up to $100 million in accounts receivable with PNC Bank, National Association, as administrator, and certain conduit purchasers. The Company sold all right, title and interest in and to certain of its accounts receivables to Blair Factoring Company, a wholly-owned subsidiary. Blair Factoring Company is a separate bankruptcy remote special purpose entity that entered into a Receivable Purchase Agreement with PNC Bank, National Association, as administrator, and certain conduit purchasers. The Company's consolidated financial statements include the accounts of Blair Factoring Company, and both the receivables and secured borrowings. Transactions entered into under the Receivable Purchase Agreement are considered secured borrowings and collateral transactions under the provisions of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Services of Financial Assets and Extinguishment of Liabilities. At the present time, $50 million of the $100 million is available to the Company, with the balance obtainable upon meeting certain provisions. The interest rate approximates 1-month LIBOR plus the appropriate spread (55 basis points at December 31, 2001) as defined in the Receivables Purchase Agreement. The securitization requires certain performance standards for the Company's accounts receivable portfolio in addition to complying with the covenants in the Credit Agreement. As of December 31, 2001, the Company was in compliance with all the requirements of the Receivables Purchase Agreement. At December 31, 2001, the Company had $15 million outstanding, the minimum amount required to be outstanding, under the Receivables Purchase Agreement, all of which was classified as short-term.

Both the revolving credit facility and the securitization have three-year terms, expiring December 20, 2004. The two new agreements replaced a $55,000,000 Revolving Credit Facility that was to expire on December 31, 2001. The $55,000,000 Revolving Credit Facility was an extension, and reduction, of the $95,000,000 Revolving Credit Facility that expired on November 13, 2001. At December 31, 2000, the Company had $25,000,000 outstanding under this facility, all of which was classified as short-term.

Additionally, the Company had available a $25 million line for letters of credit. As of December 20, 2001, no new letters of credit can be issued under the $25 million line and the line will expire around mid-year 2002 when the last letter of credit is scheduled to expire. Outstanding letters of credit amounted to approximately $10,000,000 at December 31, 2001 and related primarily to inventory purchases. New letters of credit issued after December 20, 2001 will be issued under the Credit Agreement dated December 20, 2001. No letters of credit were issued under the Credit Agreement as of December 31, 2001.

The ratio of current assets to current liabilities was 3.41 at December 31, 2001, 2.55 at December 31, 2000 and 3.41 at December 31, 1999. Working capital increased $7,642,743 in 2001 primarily due to net income and depreciation exceeding dividends and capital expenditures. The 2001 increase was primarily reflected in reduced trade accounts payable. Working capital decreased $3,628,282 in 2000 primarily due to the reduction of long-term debt. The 2000 decrease was primarily reflected in increased notes payable and trade accounts payable more than offsetting increased inventories.

Merchandise inventory turnover was 2.4 in 2001, 2.8 in 2000 and 2.5 in 1999. Merchandise inventory as of December 31, 2001 decreased 23% from December 31, 2000 and increased 7% from December 31, 1999. Inventory levels have generally increased from September 30, 2000 due to lower than expected response rates since mid-2000 and the introduction of new catalogs in late 2000 and early 2001. Sales mailings were increased in the third quarter of 2001 and resulted in lower merchandise inventory at December 31, 2001 and increased sales but at the cost of lower gross margins.

An operating segment is identified as a component of an enterprise for which separate financial information is available for evaluation by the chief decision-maker, or decision-making group, in deciding on how to allocate resources and assess performance. The Company operates as one business segment consisting of four product lines. The fourth product line, Crossing Pointe, was added in the third quarter of 2000 and is expected to become a significant revenue source over the next few years. Home Products net sales as a percentage of total net sales were 11.8% ($68.6 million) in 2001 as compared to 14.5% ($83.3 million) in 2000 and 14.9% ($77.8 million) in 1999. Menswear net sales as a percentage of total net sales were 20.6% ($119.6 million) in 2001, 20.5% ($117.6 million) in 2000 and 23.3% ($121.8 million) in 1999. Womenswear net sales as a percentage of total net sales were 64.5% ($374.3 million) in 2001, 64.3% ($369.7 million) in 2000 and 61.8% ($322.6 million) in 1999. Crossing
Pointe net sales as a percentage of total net sales were 3.1% ($18.2 million) in 2001 and .7% ($4.0 million) in 2000. Home Products merchandise inventory totaled $4.0 million at December 31, 2001, $17.1 million at December 31, 2000 and $11.3 million at December 31, 1999. Menswear merchandise inventory was $13.1 million at December 31, 2001, $20.7 million at December 31, 2000 and $16.9 million at December 31, 1999. Womenswear merchandise inventory was $51.9 million at December 31, 2001, $54.3 million at December 31, 2000 and $40.2 million at December 31, 1999. Crossing Pointe merchandise inventory was $4.2 million at December 31, 2001 and $2.8 million at December 31, 2000. The inventory levels are net of the Company's reserve for inventory obsolescence. The reserve totaled $4,150,000 at December 31, 2001, $6,250,000 at December 31, 2000 and $4,000,000
at December 31, 1999. Inventory write-offs and write-downs (reductions to below cost) charged against the reserve for obsolescence were $11.2 million in 2001, $4.3 million in 2000 and $11.7 million in 1999. A monthly provision for obsolete inventory is added to the reserve and expensed to cost of goods sold, based on the levels of merchandise inventory and merchandise purchases. Inventory levels have been greatly impacted by the elimination of three Home Products specialty catalogs and the increased effort to reduce excess inventory.

The Company looks upon its credit granting (Blair Credit) as a marketing advantage. In the early 1990s, the Company started extending revolving credit to first-time (prospect) buyers. Blair Credit was offered only to established customers prior to that time. Prospects responded. This led to a broad offering of pre-approved lines of credit to prospects in 1995 and 1996. Sales, accounts receivable and bad debts expectedly increased. However, as the receivables aged, bad debts greatly exceeded expected levels. The Company recognized that it didn't have all the necessary credit controls in place and put a hold (second quarter 1996) on pre-approved credit offers and reviewed and strengthened (mid-1996 and on) credit controls. Blair Credit customers, on average, buy more, buy more often and are more loyal than cash and credit card customers. The benefit from the increased sales volume achieved by offering Blair Credit is significant and more than outweighs the cost of the credit program. The cost and/or contribution of the credit program itself can be quickly assessed by comparing finance charges (included in other income) to the provision for doubtful accounts. For 2001, finance charges were $37.8 million and the provision for doubtful accounts was $31.3 million (net of $6.5 million). For 2000, finance charges were $37.3 million and the provision for doubtful accounts was $35.9 million (net of $1.3 million). For 1999, finance charges were $33.9 million and the provision for doubtful accounts was $22.5 million (net of $11.4 million). The quick assessment for 2000 was negatively impacted by a 60% increase in prospect credit sales, which carry a higher bad debt rate, as compared to 1999. Prospect credit sales for 2001 were similar in total to prospect credit sales for 2000. The assessments do not take into consideration the administrative cost of the credit program (included in general and administrative expense), the cost of money and the impact on sales. The Company's gross credit sales decreased 2.7% in 2001 as compared to 2000, increased 17.7% in 2000 as compared to 1999 and increased 10.4% in 1999 as compared to 1998.

The Company has added new facilities, modernized its existing facilities and acquired new cost-saving equipment during the last several years. Capital expenditures for property, plant and equipment totaled $4.9 million, $12.9 million and $3.8 million during 2001, 2000 and 1999. Capital expenditures had been projected to be $15 million plus for each of the years 2001 and 2002 and nearly $10 million for 2003. However, capital expenditures for 2001 were delayed due to economic conditions. This included slowing the implementation of the previously announced modernization and enhancement of the Company's fulfillment operations. Capital expenditures are projected to be approximately $41 million in total for the years 2002, 2003 and 2004. Approximately $21 million of the $41 million is attributable to the fulfillment project.

The Company has contractual obligations consisting of capital leases for data processing and telephone equipment, and operating leases for building and data processing, office and telephone equipment.

                                             PAYMENTS DUE BY PERIOD
CONTRACTUAL                          LESS THAN        1 - 3            4 - 5       AFTER 5
OBLIGATIONS            TOTAL          1 YEAR          YEARS            YEARS        YEARS
---------------------------------------------------------------------------------------------
Capital Lease
Obligations         $ 1,161,831    $   336,865     $   725,135     $    99,831            -0-
Operating
leases               14,291,301      2,906,936       4,077,937       2,566,018    $ 4,740,410
                     ----------      ---------       ---------       ---------    -----------
TOTAL               $15,453,132    $ 3,243,801     $ 4,803,072     $ 2,665,849    $ 4,740,410
                    ===========    ===========     ===========     ===========    ===========

The Company has other commercial commitments consisting of a revolving credit facility of up to $30 million, a securitization of up to $100 million in accounts receivable and a credit line for letters of credit.

                                        AMOUNT OF COMMITMENT
                                        EXPIRATION PER PERIOD
OTHER                    TOTAL
COMMERCIAL              AMOUNTS       LESS THAN          1 - 3       4 - 5     AFTER 5
COMMITMENTS            COMMITTED        1 YEAR           YEARS       YEARS      YEARS
-----------            ---------      ---------          -----       -----     -------
Line of Credit-
Revolving             $10,000,000             -0-     $10,000,000     -0-        -0-
Line of Credit-
Securitization        $50,000,000             -0-     $50,000,000     -0-        -0-
Line of Credit-
Letters of Credit     $15,000,000     $15,000,000             -0-     -0-        -0-
                      -----------     -----------     -----------    -----     -------
TOTAL                 $75,000,000     $15,000,000     $60,000,000     -0-        -0-
                      ===========     ===========     ===========    =====     =======


If an event of default should occur, payments and/or maturity of the lines of credit could be accelerated. The Company is not in default and doesn't expect to be in default of any of the provisions of the credit facilities.

The Company continues to have significant deferred tax assets primarily resulting from reserves against accounts receivable. The Company believes these assets are realizable based upon past earnings and availability in the carry-back period.

The Company recently declared a quarterly dividend of $.15 per share payable on March 15, 2002. It is the Company's intent to continue paying dividends; however, the Company will evaluate its dividend practice on an ongoing basis. See "Future Considerations."

The Company has, from the fourth quarter of 1996 through the year 2000, repurchased a total of 1,620,940 shares of its Common Stock - 864,720 shares purchased on the open market and 756,220 shares from the Estate of John L. Blair. In 2000, the Company purchased 268,704 shares on the open market. No shares were repurchased in 2001.

Future cash needs will be financed by cash flow from operations, the existing borrowing arrangements and, if needed, other financing arrangements that may be available to the Company. The Company's current projection of future cash requirements, however, may be affected in the future by numerous factors, including changes in customer payments on accounts receivable, consumer credit industry trends, sales volume, operating cost fluctuations, revised capital spending plans and unplanned capital spending.

CRITICAL ACCOUNTING POLICIES
--------------------------------------------------------------------------------
Preparation of the Company's financial statements requires the application of a number of accounting policies which are described in "Note 1, Significant Accounting Policies" in the "Notes to Consolidated Financial Statements." The critical accounting policies, which if interpreted differently under different conditions or circumstances could result in material changes to the reported results, deal with properly valuing accounts receivable and inventory. Properly valuing accounts receivable and inventory requires establishing proper reserve and allowance levels, specifically the allowances for doubtful accounts and returns and the reserve for inventory obsolescence.

The allowance for doubtful accounts and related items, provision for doubtful accounts and Blair Credit, are discussed in "Results of Operations," "Liquidity and Sources of Capital" and "Future Considerations."

The allowance for returns is a deduction from customer accounts receivable. A monthly provision for anticipated returns is recorded as a percentage of gross sales, based upon historical experience. The provision is charged against gross sales to arrive at net sales, and actual returns are charged against the allowance for returns. Returns are generally more predictable as they settle within two-to-three months but are impacted by season, new products and/or product lines, type of sale (cash, credit card, Blair Credit) and sales mix (prospect/customer). The Company feels that the allowance for returns is sufficient to cover the returns that will occur in 2002 from 2001 sales.

The reserve for inventory obsolescence and related items, inventory levels and write-downs, are discussed in "Liquidity and Sources of Capital" and "Future Considerations." The Company feels that the reserve for inventory obsolescence is sufficient to cover the write-offs and write-downs that will occur in 2002 on merchandise in inventory as of December 31, 2001.

IMPACT OF INFLATION AND CHANGING PRICES
--------------------------------------------------------------------------------
Although inflation has moderated in our economy, the Company is continually seeking ways to cope with its impact. To the extent permitted by competition, increased costs are passed on to customers by selectively increasing selling prices over a period of time. Profit margins have been pressured by paper cost and postal rate increases. Paper prices were higher in 1998 than in 1997, lower in 1999 than in 1998, again higher in 2000 than in 1999 and stable to declining throughout 2001 and up to the current time. Postal rates increased on January 10, 1999, on January 7, 2001 and again on July 1, 2001. It is anticipated that postal rates will increase at a greater percentage and more frequently, possibly, starting with the next increase around mid-year 2002. The Company spent approximately $90 million on postage in 2001.

The Company principally uses the LIFO method of accounting for its merchandise inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus reduces distortion in reported income due to increasing costs. However, in 2001, the Company experienced decreasing merchandise costs and the LIFO reserve fell to $5,366,000 at December 31, 2001 from $6,717,000 at December 31, 2000.

Property, plant and equipment are continuously being expanded and updated. Major projects are discussed under "Liquidity and Sources of Capital." Assets acquired in prior years will be replaced at higher costs but this will take place over many years. New assets, when acquired, will result in higher depreciation charges, but in many cases, due to technological improvements, savings in operating costs should result. The charges to operations for depreciation represent the allocation of historical costs incurred over past years and are significantly less than if they were based on the current cost of productive capacity being used.

ACCOUNTING PRONOUNCEMENTS
--------------------------------------------------------------------------------
In June 1998, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued. The Company adopted Statement No. 133 effective January 1, 2001. The adoption of Statement No. 133 did not have an impact on the financial statements of the Company, as the Company has historically not utilized derivative instruments.

In June 2001, Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, were issued. The Statements are effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company will apply the Statements beginning in the first quarter of 2002. It is anticipated that adoption of these Statements will not have a significant impact on the Company.

FUTURE CONSIDERATIONS
--------------------------------------------------------------------------------
The Company is faced with the ever-present challenge of maintaining and expanding its customer file. This involves the acquisition of new customers (prospects), the conversion of new customers to established customers (active, repeat buyers) and the retention and/or reactivation of established customers. These actions are vital in growing the business but are being negatively impacted by increased operating costs, a declining labor pool, increased competition in the retail sector, high levels of consumer debt, varying consumer response rates and an uncertain economy. The preceding factors can also negatively impact the Company's ability to properly value accounts receivable and inventories by making it more difficult to establish proper reserve and allowance levels, specifically, the allowances for doubtful accounts and returns and the reserve for inventory obsolescence.

The Company's marketing strategy includes targeting customers in the "40-to-60, low-to-moderate income" market and in the "60+, low-to-moderate income" market. The "40-to-60" market, is the fastest growing segment of the population. Also, customers in the "low-to-moderate income" market tend to be more credit-needy and utilize Blair Credit to a greater degree. Success of the Company's marketing strategy requires investment in database management, financial and operating systems, prospecting programs, catalog marketing, new product lines, telephone call centers, e-commerce, fulfillment operations and credit management. Management believes that these investments should improve Blair Corporation's position in new and existing markets and provide opportunities for future earnings growth.

The Company recently announced a partnership with accomplished actress, artist, author and mother, Jane Seymour, to launch the Jane Seymour Signature Collection of women's apparel. The Jane Seymour inspired fashions will be sold exclusively through the Company's Crossing Pointe catalog and website (www.crossingpointe.com). The first Jane Seymour Signature Collection fashions previewed in early January 2002 on the Crossing Pointe website and debuted in the Crossing Pointe Spring 2002 catalog mailed at the end of January 2002.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995
--------------------------------------------------------------------------------
Forward-looking statements in this report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. Any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements are included in, but not limited to, the following sections of the report:

-  The Message to Shareholders.

- The paragraph on the provision for doubtful accounts in the Results of Operations, Comparison of 2001 and 2000.

- The paragraph on the provision for doubtful accounts in the Results of Operations, Comparison of 2000 and 1999.

-  Liquidity and Sources of Capital.

-  Critical Accounting Policies.

-  The Impact of Inflation and Changing Prices.

-  Future Considerations.

Investors are cautioned that such forward-looking statements involve risks and uncertainties including without limitation the following: (i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's plans and results of operations will be affected by the Company's ability to manage its growth, accounts receivable and inventory; (iii) external factors such as, but not limited to, changes in consumer response rates, changes in consumer credit trends, success of new business lines and increases in postal, paper and printing costs; and (iv) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.



                                    [PHOTO]