Form 10-K, Exhibit 13
period 2002-12-31
BLAIR CORP
filed 2003-03-14
CIK 71525

                                                                      EXHIBIT 13

                       2002 ANNUAL REPORT TO STOCKHOLDERS

Financials

Consolidated Statements of Income

YEAR ENDED DECEMBER 31                                      2002            2001            2000
                                                    ------------    ------------    ------------
Net sales ......................................    $568,545,582    $580,700,163    $574,595,907
Other income -- Note 7 .........................      40,644,415      47,766,066      44,792,832
                                                    ------------    ------------    ------------
                                                     609,189,997     628,466,229     619,388,739

Costs and expenses:
  Cost of goods sold ...........................     270,342,217     285,923,186     282,011,613
  Advertising ..................................     145,906,864     169,102,381     140,860,571
  General and administrative ...................     130,882,944     127,260,554     125,458,465
  Provision for doubtful accounts ..............      29,986,973      31,333,326      35,932,526
  Interest .....................................         958,443       2,142,636       1,835,120
                                                    ------------    ------------    ------------
                                                     578,077,441     615,762,083     586,098,295
                                                    ------------    ------------    ------------
INCOME BEFORE INCOME TAXES .....................      31,112,556      12,704,146      33,290,444

Income taxes -- Note 6 .........................      11,977,000       3,412,000      12,186,000
                                                    ------------    ------------    ------------

NET INCOME .....................................    $ 19,135,556    $  9,292,146    $ 21,104,444
                                                    ============    ============    ============

Basic earnings per share based on
  weighted average shares outstanding ..........    $       2.39    $       1.17    $       2.63
                                                    ============    ============    ============
Diluted earnings per share based on weighted
  average shares outstanding and assumed
  conversions ..................................    $       2.38    $       1.17    $       2.63
                                                    ============    ============    ============

See accompanying notes.

Report of Ernst & Young LLP,
Independent Auditors

Board of Directors and Stockholders
Blair Corporation and Subsidiaries

We have audited the accompanying consolidated balance sheets of Blair Corporation and Subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of Blair Corporation management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Blair Corporation and Subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States.


                                        /s/ Ernst & Young LLP

Buffalo, New York
February 11, 2003

Consolidated Balance Sheets

DECEMBER 31                                                               2002              2001
                                                                 -------------     -------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents .................................    $  49,975,503     $   5,712,495
  Customer accounts receivable, less
    allowances for doubtful accounts and
    returns of $47,206,228 in 2002 and
    $45,967,160 in 2001 .....................................      149,229,882       158,302,205
Inventories:
  Merchandise ...............................................       55,101,925        73,249,927
  Advertising and shipping supplies .........................       19,115,380        22,162,217
                                                                 -------------     -------------
                                                                    74,217,305        95,412,144
  Deferred income taxes -- Note 6 ...........................       11,623,000        10,675,000
  Prepaid expenses ..........................................        1,937,635           878,870
                                                                 -------------     -------------
TOTAL CURRENT ASSETS ........................................      286,983,325       270,980,714
PROPERTY, PLANT AND EQUIPMENT
  Land ......................................................        1,142,144         1,142,144
  Buildings and leasehold improvements ......................       66,891,353        64,443,439
  Equipment .................................................       58,956,855        56,396,816
  Construction in progress ..................................        9,376,463         3,611,748
                                                                 -------------     -------------
                                                                   136,366,815       125,594,147
  Less allowances for depreciation ..........................       80,391,520        73,553,885
                                                                 -------------     -------------
                                                                    55,975,295        52,040,262
TRADEMARKS ..................................................          560,407           632,651
OTHER LONG-TERM ASSETS ......................................          578,405           459,702
                                                                 -------------     -------------
TOTAL ASSETS ................................................    $ 344,097,432     $ 324,113,329
                                                                 =============     =============

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable -- Note 2 ...................................    $  15,000,000     $  15,000,000
  Trade accounts payable ....................................       40,805,116        47,632,277
  Advance payments from customers ...........................        3,959,801         1,925,619
  Accrued expenses -- Note 3 ................................       19,970,241        11,818,546
  Accrued federal and state taxes ...........................        4,587,124         2,776,985
  Current portion of capital lease obligations -- Note 4 ....          350,016           336,865
                                                                 -------------     -------------
TOTAL CURRENT LIABILITIES ...................................       84,672,298        79,490,292
CAPITAL LEASE OBLIGATIONS, LESS CURRENT PORTION -- Note 4 ...          480,320           824,966
DEFERRED INCOME TAXES -- Note 6 .............................        1,611,000         2,009,000
STOCKHOLDERS' EQUITY -- Note 5
  Common Stock without par value:
    Authorized 12,000,000 shares; issued
    10,075,440 shares (including shares held
    in treasury) -- stated value ............................          419,810           419,810
  Additional paid-in capital ................................       14,428,903        14,589,838
  Retained earnings .........................................      286,511,847       271,954,815
  Accumulated other comprehensive income ....................           12,686                -0-
                                                                 -------------     -------------
                                                                   301,373,246       286,964,463
  Less 2,032,610 shares in 2002 and 2,105,571 shares
    in 2001 of Common Stock in treasury -- at cost ..........      (41,264,330)      (43,187,542)
  Less receivable and deferred compensation
    from stock plans ........................................       (2,775,102)       (1,987,850)
                                                                 -------------     -------------
TOTAL STOCKHOLDERS' EQUITY ..................................      257,333,814       241,789,071
                                                                 -------------     -------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY ..................    $ 344,097,432     $ 324,113,329
                                                                 =============     =============

See accompanying notes.

Consolidated Statements of Stockholders' Equity

YEAR ENDED DECEMBER 31                                                2002              2001              2000
                                                             -------------     -------------     -------------
COMMON STOCK ............................................    $     419,810     $     419,810     $     419,810
ADDITIONAL PAID-IN CAPITAL:
  Balance at beginning of year ..........................       14,589,838        14,612,333        14,625,722
  Issuance of Common Stock to
    non-employee directors ..............................           (2,619)           (6,872)              441
  Issuance (net of forfeitures) of Common Stock
    under Omnibus Stock and Employee
    Stock Purchase Plans (Note 5) .......................          (97,665)          (15,623)          (13,830)
  Exercise of non-qualified stock options
    under Omnibus Stock Plan ............................          (82,651)               -0-               -0-
  Tax benefit on exercise of non-qualified
    stock options .......................................           22,000                -0-               -0-
                                                             -------------     -------------     -------------
  Balance at end of year ................................       14,428,903        14,589,838        14,612,333

RETAINED EARNINGS:
  Balance at beginning of year ..........................      271,954,815       267,444,414       251,163,905
  Net income ............................................       19,135,556         9,292,146        21,104,444
  Cash dividends per share -- $.60 in
    2002, 2001 and 2000 (Note 5)  .......................       (4,578,524)       (4,781,745)       (4,823,935)
                                                             -------------     -------------     -------------
  Balance at end of year ................................      286,511,847       271,954,815       267,444,414

ACCUMULATED OTHER COMPREHENSIVE INCOME:
  Balance at beginning of year ..........................               -0-               -0-               -0-
  Foreign currency translation ..........................           12,686                -0-               -0-
                                                             -------------     -------------     -------------
  Balance at end of year ................................           12,686                -0-               -0-

TREASURY STOCK:
  Balance at beginning of year ..........................      (43,187,542)      (43,218,782)      (39,829,081)
  Purchase of 268,074 shares in 2000 of Common
    Stock for treasury ..................................               -0-               -0-       (4,965,592)
  Issuance of 3,000 shares in 2002, 1,825 shares
    in 2001 and 1,500 shares in 2000 of Common
    Stock to non-employee directors .....................           63,279            38,630            22,434
  Issuance (net of forfeitures) of Common Stock under
    Omnibus Stock and Employee Stock
    Purchase Plans (Note 5) .............................        1,606,265            (7,390)        1,553,457
  Exercise of non-qualified stock options under
    Omnibus Stock Plan ..................................          253,668                -0-               -0-
                                                             -------------     -------------     -------------
  Balance at end of year ................................      (41,264,330)      (43,187,542)      (43,218,782)

RECEIVABLE AND DEFERRED COMPENSATION
  FROM STOCK PLANS:
  Balance at beginning of year ..........................       (1,987,850)       (2,231,623)       (2,402,931)
  Issuance (net of forfeitures) of Common Stock
    under Omnibus Stock and Employee Stock
    Purchase Plans (Note 5)
      Receivable ........................................         (464,033)            7,525          (499,263)
      Deferred compensation .............................       (1,054,967)               -0-               -0-
  Amortization of deferred compensation .................           68,745                -0-               -0-
  Applications of dividends and cash repayments .........          663,003           236,248           670,571
                                                             -------------     -------------     -------------
  Balance at end of year ................................       (2,775,102)       (1,987,850)       (2,231,623)
                                                             -------------     -------------     -------------
TOTAL STOCKHOLDERS' EQUITY ..............................    $ 257,333,814     $ 241,789,071     $ 237,026,152
                                                             =============     =============     =============
COMPREHENSIVE INCOME:
  Net income ............................................    $  19,135,556     $   9,292,146     $  21,104,444
  Adjustment from foreign currency translation ..........           12,686                -0-               -0-
                                                             -------------     -------------     -------------
  Comprehensive Income ..................................    $  19,148,242     $   9,292,146     $  21,104,444
                                                             =============     =============     =============

See accompanying notes.

Consolidated Statements of Cash Flows

YEAR ENDED DECEMBER 31                                             2002             2001             2000
                                                           ------------     ------------     ------------
OPERATING ACTIVITIES
  Net income ..........................................    $ 19,135,556     $  9,292,146     $ 21,104,444
  Adjustments to reconcile net income
    to net cash provided by operating activities:
      Depreciation and amortization ...................       8,401,990        7,905,034        6,241,784
      Loss on disposal of property and equipment ......              -0-          36,846               -0-
      Provision for doubtful accounts .................      29,986,973       31,333,326       35,932,526
      Provision for deferred income taxes .............      (1,346,000)       1,916,000       (2,478,000)
      Compensation expense (net of forfeitures)
        for stock awards ..............................         119,005           16,270        1,063,239
      Changes in operating assets and liabilities
        providing (using) cash:
          Customer accounts receivable ................     (20,913,273)     (17,241,959)     (42,497,019)
          Inventories .................................      21,194,839       14,160,495      (29,524,812)
          Prepaid expenses and other assets ...........      (1,176,303)        (379,723)         110,087
          Trade accounts payable ......................      (6,828,013)     (28,340,729)      22,792,607
          Advance payments from customers .............       2,034,182         (151,434)          18,402
          Accrued expenses ............................       8,150,694       (2,470,772)       3,546,773
          Federal and state taxes .....................       1,827,828        1,847,884        8,416,389
                                                           ------------     ------------     ------------
NET CASH PROVIDED BY OPERATING ACTIVITIES .............      60,587,478       17,923,384       24,726,420

INVESTING ACTIVITIES
  Purchases of property, plant and equipment ..........     (12,262,275)      (4,910,485)     (12,934,793)
                                                           ------------     ------------     ------------
NET CASH USED IN INVESTING ACTIVITIES .................     (12,262,275)      (4,910,485)     (12,934,793)

FINANCING ACTIVITIES
  Net (repayments of) proceeds from
    bank borrowings ...................................              -0-     (10,000,000)       3,200,000
  Principal repayments on capital lease obligations ...        (331,495)        (252,814)             -0-
  Dividends paid ......................................      (4,578,524)      (4,781,745)      (4,823,935)
  Purchase of Common Stock for treasury ...............              -0-              -0-      (4,965,592)
  Exercise of non-qualified stock options .............         171,017               -0-              -0-
  Repayments of notes receivable from
    stock plans .......................................         663,003          236,248          670,571
                                                           ------------     ------------     ------------
NET CASH USED IN FINANCING ACTIVITIES .................      (4,075,999)     (14,798,311)      (5,918,956)

EFFECT OF EXCHANGE RATE CHANGES ON CASH ...............          13,804               -0-              -0-
                                                           ------------     ------------     ------------

NET INCREASE (DECREASE) IN CASH .......................      44,263,008       (1,785,412)       5,872,671
  Cash and cash equivalents at beginning of year ......       5,712,495        7,497,907        1,625,236
                                                           ------------     ------------     ------------

CASH AND CASH EQUIVALENTS AT END OF YEAR ..............    $ 49,975,503     $  5,712,495     $  7,497,907
                                                           ============     ============     ============

See accompanying notes.

NOTES

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

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of available cash, money market securities, and other investments with a maturity of three months or less when purchased. Amounts reported in the Consolidated Balance Sheets approximate fair values.

RETURNS

A provision for anticipated returns is recorded monthly as a percentage of gross sales based upon historical experience. This provision is charged directly against gross sales to arrive at net sales as reported in the consolidated statements of income. Actual returns are charged against the allowance for returns, which is netted against accounts receivable in the balance sheet. The provision for returns charged against income in 2002, 2001 and 2000 amounted to $85,734,678, $89,930,958 and $84,955,671, respectively. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

DOUBTFUL ACCOUNTS

A provision for doubtful accounts is recorded monthly as a percentage of gross credit sales based upon experience of delinquencies (accounts over 30 days past due) and charge-offs (accounts removed from accounts receivable for non-payment) and current credit market conditions. Management believes these provisions are adequate based upon the relevant information presently available. However, it is reasonably possible that the Company's provisions may change in the near term.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost of merchandise inventories is determined principally on the last-in, first-out (LIFO) method. Cost of advertising and shipping supplies is determined on the first-in, first-out (FIFO) method. Advertising and shipping supplies include printed advertising material and related mailing supplies for promotional mailings, which are generally scheduled to occur within two months. These costs are expensed when mailed. If the FIFO method had been used, inventories would have increased by approximately $5,676,000 and $5,366,000 at December 31, 2002 and 2001, respectively. The Company has a reserve for slow moving and obsolete inventory amounting to $4,000,000 and $4,150,000 at December 31, 2002 and 2001, respectively.

During 2002, inventory quantities were reduced, resulting in a liquidation of certain LIFO inventory quantities carried at higher costs prevailing in prior years as compared with costs at December 31, 2002. The effect of this liquidation was to reduce net income by approximately $.03 per share in 2002.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment is stated on the basis of cost. Depreciation has been provided principally by the straight-line method using rates, which are estimated to be sufficient to amortize the cost of the assets over their period of usefulness. Amortization of assets recorded under capital lease obligations is included with depreciation expense.

TRADEMARKS

Trademarks are stated on the basis of cost. All trademarks are being amortized by the straight-line method for a period of 15 years. Amortization expense amounted to $72,244 in 2002, 2001, and 2000.

ASSET IMPAIRMENT

The Company analyzes its long-lived and intangible assets for events and circumstances that might indicate that the assets may be impaired and the undiscounted net cash flows estimated to be generated by those assets are less than their carrying amounts. There are no indications of impairment present at December 31, 2002.

EMPLOYEE BENEFITS

The Company's employee benefits include a profit sharing and retirement feature available to all eligible employees. Contributions are dependent on net income of the Company and recognized on an accrual basis of accounting. The contributions to the plan charged against income in 2002, 2001, and 2000 amounted to $2,094,327, $880,397 and $2,288,916, respectively.

As part of the same benefit plan, the Company has a contributory savings feature whereby all eligible employees may contribute up to 25% of their annual base salaries. The Company's matching contribution to the plan is based upon a percentage formula as set forth in the plan agreement. The Company's matching contributions to the plan charged against income in 2002, 2001, and 2000 amounted to $1,921,688, $1,992,715 and $2,004,930, respectively.

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

NEW ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company adopted the new statement effective January 1, 2001. The Company has historically not utilized derivative instruments, and as a result, the adoption of this statement has had no impact on the financial statements of the Company.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 requires testing of goodwill and intangible assets with indefinite lives for impairment rather than amortizing them. The adoption of this statement in the first quarter of 2002 had no impact on the Company's financial results. Effective January 1, 2002, the Company implemented SFAS No. 143, Accounting for Asset Retirement Obligations which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. When a liability is initially recorded, the entity capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded. The adoption of this statement did not have an effect on the Company.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets which supersedes SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Although retaining many of the provisions of SFAS No. 121, SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed. The Company's adoption of this statement in the first quarter of 2002 did not have an impact on the Company's financial results.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires the recognition of expense when the liability is incurred and not as a result of an entity's commitment to an exit plan. The statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 in the first quarter of 2003 is not expected to have a significant impact on the Company's financial results.

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, an amendment of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148, which is effective for years ending after December 15, 2002, provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosure about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The Company's adoption of SFAS No. 148 in 2002 enhanced stock-based employee compensation disclosures and had no effect on the method of accounting followed by the Company.

STOCK COMPENSATION

In accordance with the provisions of SFAS No. 123 the Company has elected to continue applying the provisions of Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock-based compensation plans. Accordingly, the Company does not recognize compensation expense for stock options when the stock option price at the grant date is equal to or greater than the fair market value of the stock at that date. The following illustrates the pro forma effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123:

                                    PRO FORMA

                                          2002           2001            2000
                                   -----------     ----------     -----------
Net income as reported             $19,135,556     $9,292,146     $21,104,444
Deduct: Total stock-based
  employee compensation expense
  determined under fair value
  method for all awards, net of
  related tax effects                 (372,655)      (102,808)             -0-
                                   -----------     ----------     -----------
Pro forma net income               $18,762,901     $9,189,338     $21,104,444
                                   ===========     ==========     ===========
Earnings per share:
  Basic - as reported              $      2.39     $     1.17     $      2.63
                                   ===========     ==========     ===========
  Basic - pro forma                $      2.34     $     1.15     $      2.63
                                   ===========     ==========     ===========
  Diluted - as reported            $      2.38     $     1.17     $      2.63
                                   ===========     ==========     ===========
  Diluted - pro forma              $      2.34     $     1.15     $      2.63
                                   ===========     ==========     ===========

Pro forma information regarding net income and earnings per share is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS No. 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 4.95% and 5.20% in 2002 and 2001, respectively; dividend yields of 3.11% and 3.50% in 2002 and 2001, respectively; volatility factors of the expected market price of the Company's common stock of .564 and .547 for 2002 and 2001, respectively; and a weighted-average expected life for the 2002 and 2001 options of 7 years. The per share fair value of the options granted was $8.83 and $7.40 in 2002 and 2001, respectively.

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

2. FINANCING ARRANGEMENTS

On December 20, 2001, the Company entered into a Credit Agreement with PNC Bank, National Association, as agent, and certain other banks. The Agreement puts in place a syndicated revolving credit facility of up to $30 million, secured by inventory and certain other assets of the Company and its subsidiaries. At December 31, 2002, $28 million of the $30 million is available to the Company, with the balance obtainable upon meeting certain provisions. The interest rate is, at the Company's option, based on a base rate option (greater of Prime or Fed Funds Rate plus .5%), swing loan rate option (as quoted by PNC Bank), or Euro-rate option (Euro rate plus 1.50%) as defined in the Credit Agreement. The Company is required to meet certain covenants that specifically relate to tangible net worth, maintaining a defined leverage ratio and fixed charge coverage ratio, and complying with certain indebtedness restrictions. At December 31, 2002, the Company was in compliance with all the Agreement's covenants. At December 31, 2002, the Company had no borrowings (loans) outstanding and had letters of credit totaling $16,200,000 outstanding, which reduces the amount of borrowings available, under the Credit Agreement. At December 31, 2001, nothing was outstanding under the Credit Agreement.

Also, on December 20, 2001, the Company completed a securitization of up to $100 million in accounts receivable with PNC Bank, National Association, as administrator, and certain conduit purchasers. The Company sold all right, title and interest in and to certain of its accounts receivable to Blair Factoring Company, a wholly-owned subsidiary. Blair Factoring Company is a separate bankruptcy remote special purpose entity that entered into a Receivables Purchase Agreement with PNC Bank, National Association, as administrator, and certain conduit purchasers. The Company's consolidated financial statements reflect all the accounts of Blair Factoring Company, including the receivables and secured borrowings. Transactions entered into under the Receivables

Purchase Agreement are considered secured borrowings and collateral transactions under the provisions of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities. At the present time, $50 million of the $100 million is available to the Company, with the balance obtainable upon meeting certain provisions. The interest rate approximates 1-month LIBOR plus the appropriate spread (55 basis points at December 31, 2002) as defined in the Receivables Purchase Agreement. The securitization requires certain performance standards for the Company's accounts receivable portfolio in addition to complying with the covenants in the Credit Agreement. As of December 31, 2002, the Company was in compliance with all the requirements of the Receivables Purchase Agreement. At both December 31, 2002 and 2001 the Company had $15 million outstanding, the minimum amount required to be outstanding, under the Receivables Purchase Agreement, all of which was classified as short-term.

Both the revolving credit facility and the securitization have three-year terms, expiring December 20, 2004. The two new agreements replaced a $55,000,000 Revolving Credit Facility that was to expire on December 31, 2001. The $55,000,000 Revolving Credit Facility was an extension, and reduction, of the $95,000,000 Revolving Credit Facility that expired on November 13, 2001.

Interest paid during 2002, 2001, and 2000 amounted to $958,443, $2,142,636, and $1,835,120, respectively. The weighted average interest rate on average debt outstanding was 2.38%, 5.03%, and 7.07% for the years ended December 31, 2002, 2001, and 2000, respectively. Additionally, the Company had available a $25 million line for letters of credit. As of December 20, 2001, no new letters of credit could be issued under the $25 million line and the line expired in the third quarter of 2002. Outstanding letters of credit amounted to approximately $10,000,000 at December 31, 2001 and related primarily to inventory purchases. New letters of credit issued after December 20, 2001 were issued under the Credit Agreement dated December 20, 2001.

3. ACCRUED EXPENSES

Accrued expenses consist of:

                                                          2002              2001
                                                   -----------       -----------
Employee compensation                              $12,923,615       $ 7,274,766
Profit Sharing contribution                          2,094,327           880,397
Health insurance                                     1,767,850           838,898
Voluntary Separation Program                         1,098,103         1,379,243
Taxes, other than taxes on income                      919,183           456,421
Other accrued items                                  1,167,163           988,821
                                                   -----------       -----------
                                                   $19,970,241       $11,818,546
                                                   ===========       ===========

In the first quarter of 2001, the Company accrued and charged to expense $2.5 million in separation costs. The costs were charged to General and Administrative Expense in the income statement. The one-time $2.5 million charge represents severance pay, related payroll taxes and medical benefits due the 56 eligible employees who accepted the voluntary separation program rather than relocate or accept other positions in the Company. The program was offered to eligible employees of the former Blair Mailing Center from which the merchandise returns operations have been relocated and the mailing operations have been outsourced. As of December 31, 2002 and 2001, $1,401,897 and $1,120,757,
respectively of the $2.5 million has been paid.

4. LEASES

CAPITAL LEASES

The Company leases certain data processing and telephone equipment under agreements that expire in various years through 2005. The following is a schedule by year of future minimum capital lease payments required under capital leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002:

2003                                                                  $ 413,372
2004                                                                    407,977
2005                                                                    103,513
                                                                      ---------
                                                                        924,862
Less amount representing interest                                       (94,526)
                                                                      ---------
Present value of minimum lease payments                                 830,336
Less current portion                                                   (350,016)
                                                                      ---------
Long-term portion of capital lease obligation                         $ 480,320
                                                                      =========

The Company entered into capital lease obligations amounting to $7,086 and $1,622,461 in 2002 and 2001, respectively.

OPERATING LEASES

The Company leases certain data processing, office and telephone equipment under agreements that expire in various years through 2008. The Company also has entered into several lease agreements for buildings, expiring in various years through 2012. Rent expense for the Company for 2002, 2001 and 2000 was 4,121,734, $5,183,281 and $5,517,883, respectively. The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year as of December 31, 2002:

2003                                                                 $ 2,942,591
2004                                                                   2,389,286
2005                                                                   1,849,723
2006                                                                   1,530,554
2007                                                                   1,256,813
Thereafter                                                             3,884,551
                                                                     -----------
                                                                     $13,853,518
                                                                     ===========

5. STOCKHOLDERS' EQUITY

EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share for the years ended December 31:

                                               2002          2001           2000
                                        -----------    ----------    -----------
Numerator:
  Net income                            $19,135,556    $9,292,146    $21,104,444
Denominator:
  Denominator for basic
    earnings per share --
    weighted average shares
    outstanding                           8,005,182     7,969,556      8,034,385
  Effect of dilutive securities:
    Employee stock options                   26,061           380            -0-
                                        -----------    ----------    -----------
  Denominator for diluted
    earnings per share --
    weighted average shares
    outstanding and
    assumed conversions                   8,031,243     7,969,936      8,034,385
                                        ===========    ==========    ===========
Basic earnings per share                $      2.39    $     1.17    $      2.63
                                        ===========    ==========    ===========
Diluted earnings per share              $      2.38    $     1.17    $      2.63
                                        ===========    ==========    ===========

DIVIDENDS

In 2002, the Company declared dividends of $4,805,171, of which $4,578,524 was payed directly to shareholders and charged to retained earnings. The remaining dividends declared, $226,647, were associated with the shares of stock held by the Company according to the provisions of the restricted stock awards. These remaining dividends were applied against the receivable from stock plans and charged to compensation in the financial statements. Prior to 2002, all dividends declared were charged to retained earnings.

OMNIBUS STOCK PLAN

During 2000, the Company adopted, with stockholder approval, an Omnibus Stock Plan (Omnibus Plan) that provides for 750,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Omnibus Stock Plan Committee. At December 31, 2002 and 2001, 397,927 and 624,081 shares were available to be issued under the Plan, respectively. The Company follows APB Opinion No.25, Accounting for Stock Issued to Employees and related Interpretations (APB Opinion No. 25) and Statement of Financial Accounting Standard No. 123, Accounting for Stock-Based Compensation (SFAS No. 123) in accounting for its Omnibus Plan. The difference between the exercise price and the market price of the shares awarded equals compensation, which $90,644, $ -0-, and $480,130 was expensed in 2002, 2001, and 2000, respectively. In 2002, under the provisions of certain awards granted, compensation of $1,054,967, net of forfeitures, was recorded as deferred expense and will be amortized over the vesting period of seven years. Amortization expense was $68,745 in 2002. A summary of the activity under the Omnibus Plan is as follows:

                                        2002                2001          2000
                                   --------------           ---         -------
Shares granted and issued          11,611, 51,500           -0-          35,400
                                      AND 3,849
Grant and issue price per share     $7.50, $8.00            -0-         $  6.50
                                      AND $ -0-
Market value per share             $23.20, $25.25           -0-         $20.063
  at date of issue                   AND $23.55
Shares cancelled and forfeited          1,000               -0-              -0-
  Original price per share              $7.50               -0-              -0-
  Weighted average price
    per share                           $7.50               -0-              -0-

Under the Omnibus Plan, the Company also may provide non-qualified stock options. The price of option shares granted under the Omnibus Plan shall not be less than the fair market value of common stock on the date of grant, and the term of the stock option shall not exceed ten years from date of grant. Options vest over a three-year period. On April 15, 2002, and April 16, 2001, the Company issued 167,229 and 90,519 options to employees at an exercise price of $19.30 and $17.10 per share, respectively. A summary of the stock options activity in the Company's Omnibus Plan is as follows:

                                       2002                      2001
                              ----------------------      --------------------
                                            WEIGHTED                  Weighted
                                            AVERAGE                   Average
                                            EXERCISE                  Exercise
                               OPTIONS        PRICE       Options       Price
                              --------      --------      ------      --------
Outstanding -
beginning of year               90,519       $17.10           -0-      $   -0-
Exercised                       10,001        17.10           -0-          -0-
Forfeited                        7,035        18.57           -0-          -0-
Granted                        167,229        19.30       90,519        17.10
                              ----------     ------       ------       ------
Outstanding -
  end of year                  240,712       $18.59       90,519       $17.10
                              ==========     ======       ======       ======
Exercisable
  end of year                   20,172                         -0-
                              ==========
Range of exercise prices      $17.10 TO
                               $19.30
                              ==========
Weighted average
  remaining contractual
  life                        8.97 YEARS
                              ==========

EMPLOYEE STOCK PURCHASE PLAN

The Company had an Employee Stock Purchase Plan (Plan) (amended in 1992), which provided for 400,000 shares of the Company's treasury stock to be reserved for sale and issuance to employees at a price to be established by the Stock Purchase Plan Committee. During 2001, no stock was issued under the Plan and the Plan was terminated. At December 31, 2000, 1,698 shares were available to be issued under the Plan. The Company follows APB Opinion No. 25 and SFAS No. 123 in accounting for its Employee Stock Purchase Plan. Compensation expense equals the difference between the exercise price and the market price of the shares at the date of grant. Compensation expense related to these awards amounted to $635,009 in 2000.A summary of the activity under the Plan is as follows:

                                             2002             2001             2000
                                         --------         --------      -----------
Shares granted and issued                      -0-              -0-      31,852 and
                                                                             14,000
Grant and issue price per share                -0-              -0-       $6.50 and
                                                                              $7.00
Market value per share
  at date of issue                             -0-              -0-     $20.063 and
                                                                            $21.500
Shares cancelled and forfeited              6,000              800            3,700
Original price per share                 $7.00 TO         $6.50 to         $6.50 to
                                           $10.50           $11.00           $13.00
Weighted average price per share            $7.21            $9.41            $9.70

6. INCOME TAXES

The components of income tax expense are as follows:

                                       2002              2001              2000
                               ------------      ------------      ------------
Currently payable:
  Federal                      $ 12,060,000      $  1,424,000      $ 14,271,000
  Foreign                           300,000            42,000                -0-
  State                             963,000            30,000           393,000
                               ------------      ------------      ------------
                                 13,323,000         1,496,000        14,664,000
Deferred                         (1,346,000)        1,916,000        (2,478,000)
                               ------------      ------------      ------------
                               $ 11,977,000      $  3,412,000      $ 12,186,000
                               ============      ============      ============

The differences between total tax expense and the amount computed by applying the statutory federal income tax rate of 35% to income before income taxes are as follows:

                                       2002              2001              2000
                               ------------      ------------      ------------
Satutory rate applied to
  pretax income                $ 10,889,394      $  4,446,709      $ 11,654,978
State income taxes, net
  of federal benefit                544,700            42,295           432,900
Tax refund                               -0-       (1,539,000)               -0-
Other items                         542,906           461,996            98,122
                               ------------      ------------      ------------
                               $ 11,977,000      $  3,412,000      $ 12,186,000
                               ============      ============      ============

In a previous year, the Company incurred a net operating loss of approximately $21 million in the State of Pennsylvania. Only $20 million of the net operating loss is available to offset future income in the state because Pennsylvania limits the annual net operating loss carry forward to $2 million for 10 years. A deferred tax asset has been established based on the $20 million net operating loss available to be carried forward. The deferred tax asset is offset by a valuation allowance because it is uncertain as to whether the Company will generate sufficient income in the future to absorb the net operating loss before they expire in 2011.

Income taxes paid (refunded) during 2002, 2001 and 2000 amounted to $11,400,758, $(126,245) and $6,972,690, respectively.

Components of the deferred tax asset and liability under the liability method as of December 31, 2002 and 2001 are as follows:

                                                       2002                2001
                                               ------------        ------------
Current net deferred tax asset
  Doubtful accounts                            $ 14,048,000        $ 13,681,000
  Returns allowance                               1,587,000           1,821,000
  Inventory obsolescence                          1,527,000           1,584,000
  Inventory costs                                  (328,000)           (924,000)
  Vacation pay                                    1,670,000           1,469,000
  Advertising costs                              (7,371,000)         (7,954,000)
  State net operating loss                          490,000             600,000
  Other items                                       490,000             998,000
                                               ------------        ------------
  Total deferred tax asset                       12,113,000          11,275,000
  State valuation allowance                        (490,000)           (600,000)
                                               ------------        ------------
  Deferred tax asset,
    net of valuation allowance                 $ 11,623,000        $ 10,675,000
                                               ============        ============
Long-term deferred tax liability
  Property, plant and equipment                $  1,611,000        $  2,009,000
                                               ============        ============

7. OTHER INCOME

Other income consists of:

                                            2002            2001            2000
                                     -----------     -----------     -----------
Finance charges on time
  payment accounts                   $34,776,872     $37,791,524     $37,270,749
Commissions earned                     2,239,888       3,658,633       3,246,282
Interest from tax settlement                  -0-      4,061,253              -0-
Other items                            3,627,655       2,254,656       4,275,801
                                     -----------     -----------     -----------
                                     $40,644,415     $47,766,066     $44,792,832
                                     ===========     ===========     ===========

8. BUSINESS SEGMENT AND CONCENTRATION OF BUSINESS RISK

The Company operates as one segment in the business of selling women's and men's fashion wearing apparel and accessories and home furnishing items. The Company's segment reporting is consistent with the presentation made to the Company's chief operating decision-maker. The Company's customer base is comprised of individuals throughout the United States and is diverse in both geographic and demographic terms. Advertising is done mainly by means of catalogs, direct mail letters and the Internet, which offer the Company's merchandise.

Sales of the women's and men's fashion wearing apparel and accessories accounted for 90%, 89%, and 86%, of total 2002, 2001, and 2000 sales, respectively. Home products accounted for the remaining sales volume.

Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2002 and 2001.

                                                 2002                                                   2001
                                            QUARTER ENDED                                           Quarter Ended
                               March        June    September     December           March          June     September      December
                                  31          30           30           31              31            30            30            31
                            --------    --------    ---------     --------       ---------      --------     ---------      --------
                                                         (Thousands of dollars, except per share data)
     Net sales ..........   $135,261    $147,513     $117,830     $167,941       $ 133,055      $164,093     $ 123,019      $160,533
     Cost of goods
       sold .............     64,535      68,945       58,054       78,808          64,411        78,839        66,518        76,155
     Net income .........      5,601       7,033          279        6,222            (232)        5,479        (3,314)        7,359
     Basic earnings
       per share ........       0.70        0.88         0.03         0.78           (0.03)         0.69         (0.42)         0.93
     Diluted earnings
       per share ........       0.70        0.88         0.03         0.77           (0.03)         0.69         (0.42)         0.93

Quarter ended March 31, 2002 includes additional net income of $120,000, $.02 per share; quarter ended June 30, 2002 includes additional net income of $412,000, $.05 per share; quarter ended September 30, 2002 includes additional net income of $241,000, $.03 per share; and quarter ended December 31, 2002 includes additional net income of $304,000, $.04 per share. Quarter ended March 31, 2001 includes additional net income of $436,000, $.06 per share; quarter ended June 30, 2001 includes additional net income of $230,000, $.03 per share; quarter ended September 30, 2001 includes additional net income of $974,000, $.12 per share; and quarter ended December 31, 2001 includes additional net income of $1,265,000, $.16 per share. The additional net income and basic earnings per share in the quarters was due to reductions in the provisions for doubtful accounts and returns resulting from actual bad debt and returns experience bettering prior estimates.

Common Stock Market Prices and
Dividends Declared Per Share

The Company's Common Stock is traded on the American Stock Exchange (symbol BL). The number of record holders of the Company's Common Stock at December 31, 2002 was 2,377.

                                               2002                                     2001
                                    SALES PRICE           DIVIDENDS           Sales Price           Dividends
                                HIGH           LOW        DECLARED         High          Low        Declared
          First Quarter        $22.450       $16.500       $   .15       $20.750       $16.500       $   .15
          Second Quarter        25.580        18.250           .15        19.500        15.300           .15
          Third Quarter         26.800        19.250           .15        17.900        13.050           .15
          Fourth Quarter        25.450        18.250           .15        22.750        14.000           .15

The payment of dividends is dependent on future earnings, capital requirements and financial condition. The Company intends to continue its policy of paying regular cash dividends; however, the Company will evaluate its dividend policy on an ongoing basis.

Selected Financial Data

     Year Ended December 31               2002               2001               2000            1999            1998
     Net sales ............    $   568,545,582    $   580,700,163    $   574,595,907    $522,197,334    $506,803,591
     Net income ...........         19,135,556          9,292,146         21,104,444      15,312,689      22,289,008
     Total assets .........        344,097,432        324,113,329        356,506,152     312,954,542     346,012,722
     Long-term debt .......                 -0-                -0-                -0-     10,000,000      30,000,000
     Per share:
       Basic earnings .....               2.39               1.17               2.63            1.84            2.49
       Diluted earnings ...               2.38               1.17               2.63            1.84            2.49
       Cash dividends
         declared .........                .60                .60                .60             .60             .60

Management's Discussion

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

COMPARISON OF 2002 AND 2001

Net income for 2002 increased to $19,135,556, or $2.39 basic earnings per share, $2.38 diluted earnings per share, as compared to $9,292,146, or $1.17 basic and diluted earnings per share, in 2001. The improved net income in 2002 resulted primarily from decreases in operating costs, cost of goods sold and the provision for doubtful accounts. Operating costs, which include advertising, general and administrative and interest expenses, decreased 7.0% in 2002 as compared to 2001. Cost of goods sold as a percentage of net sales decreased to 47.5% for 2002 from 49.2% for 2001. The provision for the doubtful accounts decreased 4.3% in 2002 as compared to 2001. The year 2001 included $4 million of interest income resulting from a favorable Internal Revenue tax settlement. The one-time gain in interest income increased net income for 2001 by $2.6 million, $.32 basic and diluted earnings per share. In addition, 2001 also included a $2.5 million charge attributable to the Company's voluntary separation program. The one-time charge decreased net income for 2001 by $1.5 million, $.19 basic and diluted earnings per share.

Net sales for 2002 were 2.1% lower than net sales for 2001. Actual response rates in 2002 were higher than in 2001 and were higher than expected levels for 2002. Gross sales revenue generated per advertising dollar increased 12.7% in 2002 as compared to 2001. The provision for returned merchandise as a percentage of gross sales decreased slightly in 2002 as compared to 2001. The decrease in sales was attributable to several factors. Weaker economic conditions and a softer retail market negatively impacted the Company's sales. Additionally, the Company intentionally reduced advertising expenditures and did not mail to less productive and less profitable customers, who are greater credit risks.

Other income decreased 14.9% in 2002 as compared to 2001. Decreased finance charges and commissions in 2002 and a one-time $4 million interest payment on an Internal Revenue tax settlement in 2001 were primarily responsible for the lower other income. The lower finance charges resulted from decreased customer accounts receivable and the lower commissions resulted from decreased continuity program activity.

Cost of goods sold as a percentage of net sales decreased to 47.5% for 2002 from 49.2% for 2001. The improvement in cost of goods sold is attributable to stable or declining product costs, the Company's efforts to improve gross margins, the lower rate of merchandise returned and more effective inventory management resulting in lower inventory liquidation costs. The Company's International Trade Offices, the Company's only foreign operations, directly source more than 30% of the Company's merchandise from foreign suppliers. All activity is intercompany and all merchandise is purchased in U. S. dollars. The foreign offices have insignificant amounts of cash and fixed assets, which amounts are converted to U. S. dollars for financial statement purposes.

Advertising expense in 2002 decreased 13.7% from 2001. Reductions in advertising volume and paper costs were primarily responsible for the lower advertising cost in 2002. The Company's cost of paper has fallen more than 20% from the beginning of 2001 up to the current time.

The total number of catalog mailings released in 2002 was slightly less than in 2001 (183.1 million vs. 184.1 million). The total number of letter mailings released in 2002 was 35% less than in 2001 (54.1 million vs. 82.7 million).

Total volume of the co-op and media advertising programs decreased 23% in 2002 as compared to 2001 (915.4 million vs. 1.19 billion).

The Company launched e-commerce sites for Crossing Pointe, www.crossingpointe.com, and the Blair Online Outlet early in the third quarter of 2000. The Blair Web site, www.blair.com, incorporating the Online Outlet, was launched late third quarter/early fourth quarter of 2000. A redesigned Blair Web site was introduced in the first quarter of 2001 featuring improved navigation and quicker access to the Company's expanded product offerings. In 2002, the Company generated $57.6 million in e-commerce sales demand as compared to nearly $35 million in 2001.

General and administrative expense increased by 2.8% in 2002 as compared to 2001. The increase in general and administrative expense in 2002 is attributable to increased employee costs, primarily benefits determined by corporate performance (profit sharing and incentive bonus) and health insurance. General and administrative expense in 2001 was affected by the one-time $2.5 million charge for the Company's voluntary separation program. The $2.5 million charge represents the cost of the severance pay, related payroll taxes and medical benefits due the 56 eligible employees who accepted the voluntary separation program rather than relocate or accept other positions in the Company. The program was offered to eligible employees of the former Blair Mailing Center from which the merchandise returns operations have been relocated and the mailing operations have been outsourced. As of December 31, 2002, $1.4 million of the $2.5 million charge has been paid.

The provision for doubtful accounts as a percentage of gross credit sales decreased 1.1% in 2002 as compared to 2001. The provision for doubtful accounts is based on current expectations (consumer credit and economic trends, etc.), sales mix (prospect/customer) and current and prior years' experience, especially delinquencies (accounts over 30 days past due) and actual charge-offs (accounts removed from accounts receivable for non-payment). The estimated bad debt rate, excluding Crossing Pointe credit sales, used in 2002 was approximately 21 basis points lower than in 2001. The estimated bad debt rate applied to Crossing Pointe credit sales was approximately 177 basis points lower in 2002 as compared to 2001. At December 31, 2002, the delinquency rate of open accounts receivable, excluding Crossing Pointe, was 1.7% lower than at December 31, 2001. The delinquency rate for Crossing Pointe was 7.7% higher. Crossing Pointe is more weighted to prospects and Crossing Pointe credit sales increased more than 123% in 2002 as compared to 2001. The charge-off rate for 2002 was approximately the same as the charge-off rate for 2001. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. The allowance for doubtful accounts as a percentage of delinquent accounts was approximately the same at December 31, 2002 as at December 31, 2001. At this time, the Company feels that the allowance for doubtful accounts is sufficient to cover the charge-offs from the current customer accounts receivable portfolio. Also, credit granting, collection and behavior models continue to be updated and improved, and, along with expanding database capabilities, provide valuable credit-marketing opportunities and improve the ability to forecast doubtful accounts.

Interest expense decreased 55.3% in 2002 as compared to 2001. Interest expense results primarily from the Company's borrowings necessary to finance customer accounts receivable, inventories and growth initiatives. At December 31, 2002, inventories were 22.2% lower and gross customer accounts receivable were 3.8% lower as compared to

December 31, 2001. As a result, average borrowings were much lower in 2002 than in 2001. Also, interest rates were substantially lower throughout 2002.

Income taxes as a percentage of income before income taxes were 38.5% in 2002 and 26.9% in 2001. The federal income tax rate was 35% in both years. Income taxes in 2001 were reduced by $1.5 million due to an Internal Revenue tax settlement. In total, the Company recovered approximately $11 million in federal and state tax refunds in 2001.

COMPARISON OF 2001 AND 2000

Net income for 2001 was $9,292,146, or $1.17 basic and diluted earnings per share, as compared to $21,104,444, or $2.63 basic and diluted earnings per share, in 2000. The 56% decline in net income was primarily attributable to the downturn in economic conditions, a decline in response rates and consumer spending, the costs associated with the Company's investments in several growth initiatives and the liquidation of excess inventory. The year 2001 also included a $2.5 million charge attributable to the Company's voluntary separation program. The one-time charge decreased net income for 2001 by $1.5 million, or $.18 basic and diluted earnings per share. The year 2001 also included $4 million in interest income and a $1.5 million reduction in income tax expense resulting from the receipt of an Internal Revenue tax settlement in excess of the estimated settlement amount recorded. The one-time gain in interest income increased net income for 2001 by $2.6 million, or $.32 basic and diluted earnings per share. The $1.5 million reduction in income tax expense increased 2001 net income by $.19 basic and diluted earnings per share.

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

Other income increased 6.2% in 2001 as compared to 2000. Other income increased because of the one-time $4 million interest payment resulting from an Internal Revenue tax settlement.

Cost of goods sold as a percentage of net sales increased slightly to 49.2% in 2001 from 49.1% in 2000. Liquidation of excess inventory primarily in the third quarter of 2001, more than offset stable or declining product costs and the Company's efforts to improve gross margins.

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

The total number of letter mailings released in 2001 was 9% less than in 2000 (82.7 million vs. 90.9 million). Letter mailings are most productive when targeting the Company's female customers and, since mid-year 2000, have been used to promote only our core women's apparel lines.

Total volume of the co-op and media advertising programs decreased 2.7% in 2001 as compared to 2000 (1.19 billion vs. 1.22 billion).

The Company launched e-commerce sites for Crossing Pointe, www.crossingpointe.com, and the Blair Online Outlet early in the third quarter of 2000. The Blair Web site, www.blair.com (including the Online Outlet), was launched late third quarter/early fourth quarter of 2000. A redesigned www.blair.com was introduced in the first quarter of 2001 and features improved navigation and quicker access to our expanded product offerings. The Company also launched e-commerce sites for Scandia Woods and Irvine Park, men's targeted apparel catalogs. Just under $35 million in e-commerce sales demand were generated in the year 2001 as compared to $2.5 million for the year 2000.

General and administrative expense increased 1.3% in 2001 as compared to 2000. The higher general and administrative expense in 2001 was primarily attributable to the one-time $2.5 million charge for the Company's voluntary separation program, and to the general and administrative costs associated with e-commerce, Crossing Pointe and recently introduced men's and women's targeted apparel catalogs. The $2.5 million charge represents the cost of the severance pay, related payroll taxes and medical benefits due the 56 eligible employees who accepted the voluntary separation program rather than relocate or accept other positions in the Company. The program was offered to eligible employees of the former Blair Mailing Center from which the merchandise returns operations have been relocated and the mailing operations have been outsourced. As of December 31, 2001, $1.1 million of the $2.5 million charge had been paid.

The provision for doubtful accounts as a percentage of gross credit sales decreased 10% in 2001 as compared to 2000. The provision for doubtful accounts is based on current expectations (consumer credit and economic trends, etc.), sales mix (prospect/customer) and current and prior years' experience, especially delinquencies (accounts over 30 days past due) and actual charge-offs (accounts removed from accounts receivable for non-payment). The estimated bad debt rate used for the year 2001 was approximately 10% lower than the bad debt rate used in 2000. The estimated bad debt rate had declined due to a tightening of credit granting and improved delinquency and charge-off rates. At December 31, 2001, the delinquency rate of open accounts receivable was approximately 8% lower than at December 31, 2000. The delinquency rate for established credit customers, representing 97.0% of open receivables at December 31, 2001 and 95.3% at December 31, 2000, decreased 2.3% and the delinquency rate for prospects, 3.0% of open receivables at December 31, 2001 and 4.7% at December 31, 2000, decreased 8.3%. The charge-off rate for 2001 was 16% more than the charge-off rate for 2000, but the charge-off rate for the second half of 2001 was only 8.9% more than the charge-off rate for the second half of 2000 and was 2.5% lower than the charge-off rate for the first six months of 2001. Recoveries of bad debts previously charged off have been credited back against the allowance for doubtful accounts. The allowance for doubtful accounts as a percentage of delinquent accounts increased 11% at December 31, 2001 as compared to December 31, 2000. Credit granting, collection and behavior models continue to be updated and improved, and, along with expanding database capabilities, provide valuable credit-marketing opportunities.

Interest expense increased 17% in 2001 as compared to 2000. Interest expense resulted primarily from the Company's borrowings necessary to finance customer accounts receivable, inventories and growth initiatives. At December 31, 2001, inventories were down 13% and gross customer accounts receivable were down 7%-- at or near lowest levels for the year. However, average inventories, customer accounts receivable and debt outstanding were higher in 2001 than in 2000.

Income taxes as a percentage of income before income taxes were 26.9% in 2001 and 36.6% in 2000. The federal income tax rate was 35% in both years. Income taxes for 2001 were reduced by $1.5 million due to an Internal Revenue tax settlement. In total, the Company recovered approximately $11 million in federal and state tax refunds in 2001.

LIQUIDITY AND SOURCES OF CAPITAL

All working capital and cash requirements for the year 2002 were met. Short-term funding was provided by operating activities, a revolving line of credit and a securitization of receivables. On December 20, 2001, the Company entered into a Credit

Agreement with PNC Bank, National Association, as agent, and certain other banks. The Agreement puts in place a syndicated revolving credit facility of up to $30 million, secured by inventory and certain other assets of the Company and its subsidiaries. At the present time, $28 million of the $30 million is available to the Company, with the balance obtainable upon meeting certain provisions. The interest rate is, at the Company's option, based on a base rate option (greater of Prime or Fed Funds Rate plus .5%), swing loan rate option (as quoted by PNC Bank), or Euro-rate option (Euro-rate plus 1.5%) as defined in the Credit Agreement. The Company is required to meet certain covenants that specifically relate to tangible net worth, maintaining a defined leverage ratio and fixed charge coverage ratio, and complying with certain indebtedness restrictions. As of December 31, 2002, the Company was in compliance with all the Credit Agreement's covenants. At December 31, 2002, the Company had no borrowings (loans) outstanding and had letters of credit totaling $16.2 million outstanding, which reduces the amount of borrowings available, under the Credit Agreement. At December 31, 2001, nothing was outstanding under the Credit Agreement.

Also, on December 20, 2001, the Company completed a securitization of up to $100 million in accounts receivable with PNC Bank, National Association, as administrator, and certain conduit purchasers. The Company sold all right, title and interest in and to certain of its accounts receivables to Blair Factoring Company, a wholly-owned subsidiary. Blair Factoring Company is a separate bankruptcy remote special purpose entity that entered into a Receivables Purchase Agreement with PNC Bank, National Association, as administrator, and certain conduit purchasers. The Company's consolidated financial statements reflect all the accounts of Blair Factoring Company, including the receivables and secured borrowings. Transactions entered into under the Receivables Purchase Agreement are considered secured borrowings and collateral transactions under the provisions of Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Services of Financial Assets and Extinguishment of Liabilities. At the present time, $50 million of the $100 million is available to the Company, with the balance obtainable upon meeting certain provisions. The interest rate approximates 1-month LIBOR plus the appropriate spread (55 basis points at December 31, 2002) as defined in the Receivables Purchase Agreement. The securitization requires certain performance standards for the Company's accounts receivable portfolio in addition to complying with the covenants in the Credit Agreement. As of December 31, 2002, the Company was in compliance with all the requirements of the Receivables Purchase Agreement. At both December 31, 2002 and December 31, 2001, the Company had $15 million outstanding, the minimum amount required to be outstanding, under the Receivables Purchase Agreement, all of which was classified as short-term.

Both the revolving credit facility and the securitization have three-year terms expiring December 20, 2004. The two new agreements replaced a $55,000,000 Revolving Credit Facility that was to expire on December 31, 2001. The $55,000,000 Revolving Credit Facility was an extension, and reduction, of the $95,000,000 Revolving Credit Facility that expired on November 13, 2001.

Additionally, the Company had available a $25 million line for letters of credit. As of December 20, 2001, no new letters of credit could be issued under the $25 million line and the line expired in the third quarter of 2002. Outstanding letters of credit amounted to $10,000,000 at December 31, 2001 and related primarily to inventory purchases. New letters of credit issued after December 20, 2001 were issued under the Credit Agreement dated December 20, 2001.

The ratio of current assets to current liabilities was 3.39 at December 31, 2002, 3.41 at December 31, 2001 and 2.55 at December 31, 2000. Working capital increased $10,820,605 in 2002 primarily due to net income. The 2002 increase was primarily reflected in increased cash and cash equivalents more than offsetting decreased inventories and customer accounts receivable.

Merchandise inventory turned 3.4 times in 2002, 2.4 times in 2001 and 2.8 times in 2000. Merchandise inventory as of December 31, 2002 decreased 25% from December 31, 2001 and 42% from December 31, 2000. Merchandise inventory levels have been generally higher from September 30, 2000 through September 30, 2001 due to lower than expected response rates since mid-2000 and the introduction of new catalogs in late 2000 and early 2001. Inventory liquidation efforts, including sales mailings, were increased in the second, third and forth quarters of 2001 and resulted in lower merchandise inventory levels at December 31, 2001 and in 2002. The merchandise inventory levels are net of the Company's reserve for inventory obsolescence. The reserve totaled $4.0 million at December 31, 2002, $4.2 million at December 31, 2001 and $6.3 million at December 30, 2000. Inventory write-offs and write-downs (reductions to below cost) charged against the reserve for obsolescence were $5.7 million in 2002, $11.2 million in 2001 and $4.3 million in 2000. A monthly provision for obsolete inventory is added to the reserve and expensed to cost of goods sold, based on the levels of merchandise inventory and merchandise purchases.

An operating segment is identified as a component of an enterprise for which separate financial information is available for evaluation by the chief decision-maker, or decision-making group, in deciding on how to allocate resources and assess performance. The Company operates as one business segment consisting of four product lines. The fourth and newest product line, Crossing Pointe, was added in the third quarter of 2000 and is becoming a significant revenue source. Home net sales as a percentage of total net sales were 10.5% ($59.9 million) in 2002 as compared to 11.8% ($68.6 million) in 2001 and 14.5% ($83.3 million) in 2000. Menswear net sales as a percentage of total net sales were 19.2% ($109.3 million) in 2002 as compared to 20.6% ($119.6 million) in 2001 and 20.5% ($117.6 million) in 2000. Womenswear net sales as a percentage of total net sales were 64.1% ($364.2 million) in 2002 as compared to 64.5% ($374.3 million) in 2001 and 64.3% ($369.7 million) in 2000. Crossing Pointe net sales as a percentage of total net sales were 6.2% ($35.2 million) in 2002 as compared to 3.1% ($18.2 million) in 2001 and .7% ($4.0 million) in 2000. Home merchandise inventory totaled $5.0 million at December 31, 2002, $4.0 million at December 31, 2001 and $17.1 million at December 31, 2000. Menswear merchandise inventory was $11.0 million at December 31, 2002, $13.1 million at December 31, 2001 and $20.7 million at December 31, 2000. Womenswear merchandise inventory was $32.1 million at December 31, 2002, $51.9 million at December 31, 2001 and $54.3 million at December 31, 2000. Crossing Pointe merchandise inventory was $7.0 million at December 31, 2002, $4.2 million at December 31, 2001 and $2.8 million at December 31, 2000.

The Company looks upon its credit granting (Blair Credit) as a marketing advantage. In the early 1990's, the Company started extending revolving credit to first-time (prospect) buyers. Blair Credit was offered only to established customers prior to that time. Prospects responded. This led to a broad offering of pre-approved lines of credit to prospects in 1995 and 1996. Sales, accounts receivable and bad debts expectedly increased. However, as the receivables aged, bad debts greatly exceeded expected levels. The Company recognized that it didn't have all the necessary credit controls in place and put a hold (second quarter 1996) on pre-approved credit offers and reviewed and strengthened (mid-1996 and on) credit controls. Blair Credit customers, on average, buy more, buy more often and are more loyal than cash and credit card customers. The benefit from the increased sales volume achieved by offering Blair Credit is significant and more than outweighs the cost of the credit program. The cost and/or contribution of the credit program itself can be quickly assessed by comparing finance charges (included in other income) to the provision for doubtful accounts. For 2002, finance charges were $34.8 million and the provision for doubtful accounts was $30.0 million (net of $4.8 million). For 2001, finance charges were $37.8 million and the provision for doubtful accounts was $31.3 million (net of $6.5 million). For 2000, finance charges were $37.3 million and the provision for doubtful accounts was $35.9 million (net of $1.3 million). The assessments do not take into consideration the administrative cost of the credit program (included in general and administrative expense), the cost of money and the impact on sales. The Company's gross credit sales decreased 3.3% in 2002 as compared to 2001, decreased 2.7% in 2001 as compared to 2000 and increased 17.7% in 2000 as compared to 1999.

The Company has added new facilities, modernized its existing facilities and acquired new cost-saving equipment during the last several years. Capital expenditures for property, plant and equipment totaled $12.3 million during 2002, $4.9 million during 2001 and $12.9 million during 2000. Capital expenditures had been projected to be $15 million plus for each of the years 2001 and 2002 and nearly $10 million for 2003. However, capital expenditures for 2001 were delayed due to economic conditions. This included slowing the implementation of the previously announced modernization and enhancement of the Company's fulfillment operations. The fulfillment project is expected to be completed around mid-year 2003 at a total cost of approximately $15 million, down from earlier estimates of $21 million. Capital expenditures are projected to be approximately $45 million in total for the years 2003, 2004 and 2005. Approximately $35 million of the $45 million is attributable to improving our information services capabilities. Most of the $12.3 million of capital expenditures in 2002 is attributable to the fulfillment project.

The Company has contractual obligations consisting of capital leases for data processing and telephone equipment, and operating leases for buildings and data processing, office and telephone equipment.

                             PAYMENTS DUE BY PERIOD

CONTRACTUAL                            LESS THAN          1 - 3            4 - 5           AFTER 5
OBLIGATIONS            TOTAL            1 YEAR            YEARS            YEARS            YEARS
                    -----------       ----------       ----------       ----------       ----------
Capital Lease
Obligations         $   830,336       $  350,016       $  480,320               -0-              -0-
Operating
leases               13,853,518        2,942,591        4,239,009        2,787,367        3,884,551
                    -----------       ----------       ----------       ----------       ----------
TOTAL               $14,683,854       $3,292,607       $4,719,329       $2,787,367       $3,884,551
                    ===========       ==========       ==========       ==========       ==========

The Company has other commercial commitments consisting of a revolving credit facility of up to $30 million and a securitization of up to $100 million in accounts receivable.

                              AMOUNT OF COMMITMENT
                              EXPIRATION PER PERIOD

OTHER                    TOTAL
COMMERCIAL              AMOUNTS      LESS THAN       1 - 3         4 - 5    AFTER 5
COMMITMENTS            COMMITTED       1 YEAR        YEARS         YEARS     YEARS
                      -----------    ---------    -----------      -----    -------
Line of Credit-
Revolving             $28,000,000       -0-       $28,000,000       -0-       -0-
Line of Credit-
Securitization         50,000,000       -0-        50,000,000       -0-       -0-
                      -----------    ---------    -----------      -----    -------
TOTAL                 $78,000,000       -0-       $78,000,000       -0-       -0-
                      ===========    =========    ===========      =====    =======

If an event of default should occur, payments and/or maturity of the lines of credit could be accelerated. The Company is not in default and doesn't expect to be in default of any of the provisions of the credit facilities. Please refer back to the first five paragraphs of the "Liquidity and Sources of Capital" section for the details of the Company's credit facilities.

The Company continues to have significant deferred tax assets primarily resulting from reserves against accounts receivable. The Company believes these assets are realizable based upon past earnings and availability in the carry-back period.

The Company recently declared a quarterly dividend of $.15 per share payable on March 15, 2003. It is the Company's intent to continue paying dividends; however, the Company will evaluate its dividend practice on an ongoing basis. See "Future Considerations".

The Company has, from the fourth quarter of 1996 through the year 2000, repurchased a total of 1,620,940 shares of its Common Stock - 864,720 shares purchased on the open market and 756,220 shares from the Estate of John L. Blair. In 2000, the Company purchased 268,704 shares on the open market. No shares were repurchased in 2001 or in 2002.

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

CRITICAL ACCOUNTING POLICIES

Preparation of the Company's financial statements requires the application of a number of accounting policies which are described in "Note 1. Significant Accounting Policies" in the "Notes to Consolidated Financial Statements". The critical accounting policies, which if interpreted differently under different conditions or circumstances could result in material changes to the reported results, deal with properly valuing accounts receivable and inventory. Properly valuing accounts receivable and inventory requires establishing proper reserve and allowance levels, specifically the allowances for doubtful accounts and returns and the reserve for inventory obsolescence. The Company's senior financial management reviews the critical accounting policies and estimates with the Audit Committee of the Board of Directors.

The allowance for doubtful accounts and related items, provision for doubtful accounts and Blair Credit, are discussed in "Results of Operations," "Liquidity and Sources of Capital" and "Future Considerations". A change in the bad debt rate would cause changes in the provision for doubtful accounts and the allowance for doubtful accounts. Based on the Company's 2002 level of credit sales and finance charges, net income would change by approximately $2.5 million, or $.31 per share, from a 1% change in the bad debt rate.

The allowance for returns is a deduction from customer accounts receivable. A monthly provision for anticipated returns is recorded as a percentage of gross sales, based upon historical experience. The provision is charged against gross sales to arrive at net sales, and actual returns are charged against the allowance for returns. Returns are generally more predictable as they settle within two-to-three months but are impacted by season, new products and/or product lines, type of sale (cash, credit card, Blair Credit) and sales mix (prospect/customer). The Company feels that the allowance for returns is sufficient to cover the actual returns that will occur in 2003 from 2002 sales. A change in the returns rate would cause changes in the provision for returns and the allowance for returns. Based on the Company's 2002 level of sales, net income would change by approximately $2.8 million, or $.35 per share, from a 1% change in the returns rate.

The reserve for inventory obsolescence and related items, inventory levels and write-downs, are discussed in "Liquidity and Sources of Capital" and "Future Considerations". The Company feels that the reserve for inventory obsolescence is sufficient to cover the write-offs and write-downs that will occur in future years on merchandise in inventory as of December 31, 2002. A change in the obsolescence rate would cause changes in cost of goods sold and the reserve for inventory obsolescence. Based on the Company's 2002 level of merchandise subject to obsolescence, net income would change by approximately $1.8 million, or $.22 per share, from a 1% change in the obsolescence rate.

IMPACT OF INFLATION AND CHANGING PRICES

Although inflation has moderated in our economy, the Company is continually seeking ways to cope with its impact. To the extent permitted by competition, increased costs are passed on to customers by selectively increasing selling prices over a period of time. Profit margins have been pressured by postal rate increases. Postal rates increased on January 10, 1999, on January 7, 2001, on July 1, 2001 and again on June 30, 2002. It is anticipated that postal rates will increase at a greater percentage and more frequently, starting with the last increase on June 30, 2002. The Company spent approximately $97 million for postage and delivery services in 2002.

The Company principally uses the LIFO method of accounting for its merchandise inventories. Under this method, the cost of products sold reported in the financial statements approximates current costs and thus reduces distortion in reported income due to increasing costs. However, the Company has been experiencing decreasing merchandise costs and the LIFO reserve has fallen to $5.7 million at December 31, 2002 and $5.4 million at December 31, 2001 from $6.7 million at December 31, 2000.

Property, plant and equipment are continuously being expanded and updated. Major projects are discussed under "Liquidity and Sources of Capital". Assets acquired in prior years will be replaced at higher costs but this will take place over many years. New assets, when acquired, will result in higher depreciation charges, but in many cases, due to technological improvements, savings in operating costs should result. The charges to operations for depreciation represent the allocation of historical costs incurred over past years and are significantly less than if they were based on the current cost of productive capacity being used.

ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, Accounting for Derivative Instruments and Hedging Activities. The Company adopted the new statement effective January 1, 2001. The Company has historically not utilized derivative instruments, and as a result, the adoption of this statement has had no impact on the financial statements of the Company.

In July 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. Statement No. 142 requires testing of goodwill and intangible assets with indefinite lives for impairment rather than amortizing them. The adoption of this statement in the first quarter of 2002 had no impact on the Company's financial results.

Effective January 1, 2002, the Company implemented SFAS No. 143, Accounting for Asset Retirement Obligations which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the related asset retirement costs. The statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred and capitalized as part of the carrying amount of the long-lived asset. When a liability is initially recorded, the entity capitalizes the cost by increasing the carrying value of the related long-lived asset. Over time, the liability is accreted to its present value each period, and the capitalized cost is depreciated over the useful life of the related asset. Upon settlement of the liability, a gain or loss is recorded. The adoption of this statement did not have an effect on the Company.

In October 2001, the FASB issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets which supersedes SFAS No. 121 Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. Although retaining many of the provisions of SFAS No. 121, SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed. The Company's adoption of this statement in the first quarter of 2002 did not have an impact on the Company's financial results.

In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities when the liability is incurred and not as a result of an entity's commitment to an exit plan. The statement is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 in the first quarter of 2003 is not expected to have a significant impact on the Company's financial results.

In December 2002, the FASB issued SFAS No 148, Accounting for Stock-Based Compensation - Transition and Disclosure an amendment of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 148, which is effective for years ending after December 15, 2002, provides alternative methods for a voluntary change to the fair value based method of accounting for stock-based employee compensation and requires prominent disclosure about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

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

The Company has a working arrangement with accomplished actress, artist, author and mother, Jane Seymour, to launch the "Jane Seymour Signature Collection" of women's apparel. The Jane Seymour inspired fashions are being sold exclusively through the Company's Crossing Pointe catalog and Web site www.crossingpointe.com. The first "Jane Seymour Signature Collection" fashions previewed in early January 2002 on the Crossing Pointe Web site and debuted in the Crossing Pointe Spring 2002 Catalog mailed at the end of January 2002.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

Forward-looking statements in this report, including without limitation, statements relating to the Company's plans, strategies, objectives, expectations, intentions and adequacy of resources, are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believes," "anticipates," "plans," "expects," and similar expressions are intended to identify forward-looking statements. Any statements contained in this report that are not statements of historical fact may be deemed to be forward-looking statements. Such forward-looking statements are included in, but not limited to, the following sections of the report:

-     The Message to Shareholders.

- The paragraph on the provision for doubtful accounts in the Results of Operations, Comparison of 2002 and 2001.

- The paragraph on the provision for doubtful accounts in the Results of Operations, Comparison of 2001 and 2000.

-     Liquidity and Sources of Capital.

-     Critical Accounting Policies.

-     The Impact of Inflation and Changing Prices.

-     Future Considerations.

Investors are cautioned that such forward-looking statements involve risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, including without limitation the following:
(i) the Company's plans, strategies, objectives, expectations and intentions are subject to change at any time at the discretion of the Company; (ii) the Company's plans and results of operations will be affected by the Company's ability to manage its growth, accounts receivable and inventory; (iii) external factors such as, but not limited to, changes in consumer response rates, changes in consumer credit trends, success of new business lines and increases in postal, paper and printing costs; and (iv) other risks and uncertainties indicated from time to time in the Company's filings with the Securities and Exchange Commission.


                                                                              19